   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 7, 1996

                                                 REGISTRATION NO. 333-0591
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                ---------------

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                        TLG LABORATORIES HOLDING CORP.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

         DELAWARE                    2833                    11-3317986
     (STATE OR OTHER        (PRIMARY STANDARD INDUSTRIAL    (I.R.S. EMPLOYER
     JURISDICTION OF        CLASSIFICATION CODE NUMBER)   IDENTIFICATION NO.)
     INCORPORATION OR
      ORGANIZATION)

                             2120 SMITHTOWN AVENUE
                          RONKONKOMA, NEW YORK 11779
                                (516) 467-3140
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                ---------------

     PHILIP M. KAZIN, ESQ.  COPY TO: HOWARD A. SOBEL,
       GENERAL COUNSEL                 ESQ.               NICHOLAS P. SAGGESE,
   TLG LABORATORIES HOLDING KRAMER, LEVIN, NAFTALIS &             ESQ.
            CORP.                    FRANKEL              MARK C. SMITH, ESQ.
    2120 SMITHTOWN AVENUE        919 THIRD AVENUE        SKADDEN, ARPS, SLATE,
  RONKONKOMA, NEW YORK 11779 NEW YORK, NEW YORK 10022        MEAGHER & FLOM
        (516) 467-3140            (212) 715-9100            300 SOUTH GRAND
                                                                 AVENUE
(NAME, ADDRESS, INCLUDING ZIP                                 LOS ANGELES,
 CODE, AND TELEPHONE NUMBER,                                CALIFORNIA 90017
INCLUDING AREA CODE, OF AGENT                                (213) 687-5000
         FOR SERVICE)

                                ---------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [_]

 If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE
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                                                 PROPOSED MAXIMUM
                                                    AGGREGATE        AMOUNT OF
              TITLE OF SECURITIES                    OFFERING       REGISTRATION
                TO BE REGISTERED                     PRICE(1)          FEE(2)
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Common Stock, $1.00 par value..................    $130,000,000    $44,828.00(3)

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(1) Estimated solely for purposes of calculating the registration fee.
(2) Calculated pursuant to Rule 457(o) under the Securities Act of 1933.

(3) Includes $44,828.00 previously paid.

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

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                         TLG LABORATORIES HOLDING CORP.

                             CROSS REFERENCE SHEET

  PURSUANT TO ITEM 501(b) OF REGULATION S-K SHOWING LOCATION IN PROSPECTUS OF
              INFORMATION REQUIRED BY ITEMS IN PART I OF FORM S-1

                 ITEM NO.                         LOCATION IN PROSPECTUS
                 --------                         ----------------------
  1.Forepart of the Registration State-
      ment and
      Outside Front Cover Page of Pro-
      spectus............................  Facing Page; Outside Front Cover
                                            Page
  2.Inside Front and Outside Back Cover
      Pages of Prospectus................  Inside Front Cover Page, Outside
                                            Back Cover Page
  3.Summary Information, Risk Factors and
      Ratio of Earnings to Fixed Charges.  Prospectus Summary; Risk Factors
  4.Use of Proceeds......................  Prospectus Summary; Use of Proceeds
  5.Determination of Offering Price......  Outside Front Cover Page; Risk
                                            Factors; Underwriting
  6.Dilution.............................  Risk Factors; Dilution
  7.Selling Security Holders.............  Not Applicable
  8.Plan of Distribution.................  Outside Cover Page; Underwriting
  9.Description of Securities to be Reg-
      istered ...........................  Outside Cover Page; Prospectus
                                            Summary; Risk Factors; Dividend
                                            Policy; Capitalization;
                                            Description of Capital Stock;
                                            Shares Eligible for Future Sale
 10.Interests of Named Experts and Coun-
      sel ...............................  Experts; Legal Matters
 11.Information with Respect to the Reg-
      istrant ...........................  Outside Cover Page; Prospectus
                                            Summary; Risk Factors; Dividend
                                            Policy; Dilution; Selected
                                            Historical Financial Data;
                                            Management's Discussion and
                                            Analysis of Financial Condition
                                            and Results of Operations;
                                            Business; Management; Certain
                                            Relationships and Related
                                            Transactions; Principal
                                            Stockholders; Description of
                                            Certain Indebtedness; Description
                                            of Notes; Description of Capital
                                            Stock; Shares Eligible for Future
                                            Sale; Consolidated Financial
                                            Statements
 12.Disclosure of Commission Position on
      Indemnification for Securities Act
      Liabilities........................  Not Applicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                 SUBJECT TO COMPLETION, DATED JUNE 7, 1996

PROSPECTUS
    , 1996

                                       SHARES
                         TLG LABORATORIES HOLDING CORP.
                                  COMMON STOCK

  All of the     shares of common stock, $1.00 par value per share (the "Common
Stock"), offered hereby are being sold by TLG Laboratories Holding Corp.
("Holding" or the "Company"). Of the            shares of Common Stock offered
by the Company,            shares are being offered for sale in the United
States and Canada by the U.S. Underwriters (the "U.S. Offering") and shares are being offered for sale outside the United States and Canada in a concurrent offering by the International Managers (the "International Offering" and, together with the U.S. Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Managers. See "Underwriting."

  Prior to the Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be
between $   and $   per share. See "Underwriting" for a discussion of the
factors to be considered in determining the initial public offering price.

  The Company intends to apply for listing of the Common Stock on the New York
Stock Exchange, Inc. under the symbol "   ."

  SEE "RISK FACTORS" BEGINNING ON PAGE 8 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK.

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.   ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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                                                      UNDERWRITING    PROCEEDS
                                          PRICE  TO   DISCOUNTS AND    TO THE
                                         THE PUBLIC  COMMISSIONS (1) COMPANY (2)
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Per Share..............................    $              $             $
Total (3)..............................  $             $             $

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(1) The Company has agreed to indemnify the several U.S. Underwriters and the International Managers (collectively, the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $   .
(3) The Company has granted to the U.S. Underwriters a 30-day option to
    purchase up to an aggregate of     additional shares of Common Stock on the
    same terms as set forth above solely for the purpose of covering over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, and Proceeds to the
    Company will be $   , $   , and $   , respectively. See "Underwriting."

  The shares of Common Stock are being offered by the several Underwriters, when, as and if delivered to and accepted by the Underwriters against payment therefor and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the certificates representing the shares will be made in New York, New York, on or
about    , 1996.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                               [COMPANY PRODUCTS]

IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, INC. OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                            ADDITIONAL INFORMATION

  The Company has filed with the Securities and Exchange Commission (the "Commission") in Washington, D.C. a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. As used herein, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, each such statement being qualified by and subject to such reference in all respects.

  As a result of the Offerings, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith will file reports and other information with the Commission. Reports, registration statements, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices: 500 West Madison Avenue, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

  The Company intends to furnish holders of the Common Stock with annual reports containing among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. The Company also intends to furnish such other reports as it may determine or as may be required by law.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. As used in this Prospectus, the term "Continuing Stockholders" collectively refers to Brian, Dean, Neil, Ross and Steve Blechman and Stephen Welling, and the term "Stockholders" collectively refers to the Continuing Stockholders together with David and Jean Blechman. Unless the context otherwise requires, the term "Company" refers to (a) Holding and, as applicable, its direct and indirect subsidiaries, Twin Laboratories Inc. and Advanced Research Press, Inc. ("ARP"), when used with respect to information about events occurring upon completion of or after the Acquisition (as defined herein) or when giving pro forma effect thereto and (b) collectively Natur-Pharma Inc., Twin Laboratories Inc., Alvita Products, Inc., Twinlab Export Corp., Twinlab Specialty Corporation, B. Bros. Realty Corporation and Advanced Research Press, Inc., all of which were affiliated entities, as such entities existed prior to the consummation of the Acquisition, when used with respect to historical information contained herein. Except where otherwise indicated, the information in this Prospectus (i) assumes that the over-allotment option granted to the Underwriters will not be
exercised and (ii) gives effect to a     for 1 stock split with respect to the
Common Stock which will be effected prior to the consummation of the Offerings.

                                  THE COMPANY

  The Company is the leading manufacturer and marketer of brand name nutritional supplements sold through domestic independent health food stores. Since the Company's founding in 1968 by David and Jean Blechman, the Company has emphasized the development and introduction of high-quality, unique products in response to emerging trends in the nutritional supplement industry. The Company produces a full line of nutritional supplements and offers the broadest product line in the industry with more than 800 products and 1,500 stockkeeping units (SKU's). The Company's product line includes vitamins, minerals, amino acids, fish and marine oils, sports nutrition products and special formulas marketed under the TWINLAB (R) trademark and a full line of herbal supplements and phytonutrients and herb teas marketed under the Nature's Herbs (R) and Alvita (R) trademarks, respectively. None of the Company's products individually accounted for more than 7% of total net sales in 1995. The Company's broad product line, strong history of new product introductions and innovations, superior marketing and advertising programs and premium product quality have established TWINLAB, Nature's Herbs and Alvita as leading brands in the nutritional supplement industry.

  Under the management of Mr. and Mrs. Blechman's five sons, the Company has diversified its product line through internal growth, product development and selected acquisitions, including the acquisition in 1989 of Natur-Pharma Inc., a leading manufacturer and marketer of herbal supplements and phytonutrients under the Nature's Herbs brand name, and the acquisition in 1991 of Alvita Products, Inc., a leading marketer of herb teas. The Company has achieved increased net sales and income from operations every year since 1990. In particular, during the three year period from 1993 through 1995, the Company achieved a compound annual growth rate in net sales and income from operations of 22.0% and 37.8%, respectively. For the fiscal year ended December 31, 1995, the Company achieved net sales growth of 26.8% to $148.7 million and growth in income from operations of 31.3% to $31.6 million, as compared to fiscal year 1994. For the quarter ended March 31, 1996, the Company achieved net sales of $44.0 million and income from operations of $10.3 million, representing an increase of 21.7% and 59.6%, respectively, as compared to the quarter ended March 31, 1995.

  The Company's products target consumers who utilize nutritional supplements in their daily diet and who demand premium quality ingredients in a broad variety of dosages and delivery methods. The Company's products compete primarily in the health food store market, where the dominant competitive factors include product attributes such as quality, potency and the uniqueness of the product formulation. The Company sells its products domestically through a network of approximately 60 distributors, who service approximately 11,000 health food stores and other selected retail outlets. The Company believes that its products are available in over

90% of the health food stores in the United States. The health food store channel of distribution has expanded significantly in recent years and is expected to grow further as national chains such as General Nutrition Companies, Inc. ("GNC"), Whole Foods Market, Wild Oats Markets, Fresh Fields and other industry participants continue to add stores in new and existing markets. The health food store market differs significantly from the mass market for vitamin and other nutritional supplements where price and convenience constitute the primary bases of competition. The nutritional supplement products sold in grocery stores, drug stores and mass merchandisers are typically manufactured by large pharmaceutical companies and private label manufacturers. The Company's products are also offered in Europe, Asia, South America and other international markets through arrangements with overseas distributors.

  The Company believes it is well positioned to capitalize on the growth of the nutritional supplement market. Based on estimates in a 1994 survey conducted by Packaged Facts (the "Packaged Facts Survey"), an independent consumer market research firm, the retail market for vitamins, minerals and other nutritional supplements has grown at a compound annual rate of greater than 12% from $3.3 billion in 1991 to over $4.6 billion in 1994. Furthermore, the Company's rate of sales growth has exceeded the industry's growth rate for each year during this period. Packaged Facts forecasts approximately 7% annual industry growth through the end of the decade in vitamins, minerals and other supplements, which management believes will be fueled by (i) favorable demographic trends towards older Americans, who are more likely to consume nutritional supplements; (ii) product introductions in response to new scientific research findings; (iii) the nationwide trend toward preventive medicine in response to rising health care costs; and (iv) the heightened understanding and awareness of the connection between diet and health. Moreover, although the industry has grown dramatically in recent years, there is still a large untapped domestic market as only an estimated 50% of Americans currently consume vitamins, minerals and herbal supplements on a regular basis.

                               BUSINESS STRATEGY

  The Company's strategy is to continue to enhance its leadership position in the domestic sale of vitamins, minerals and other nutritional supplements in health food stores and to increase its market share and sales while continuing to improve its overall operating efficiency and financial performance. The Company intends to capitalize on the TWINLAB brand name by growing market share domestically, increasing penetration of the Company's other brands, continuing to introduce new products and product extensions, and expanding internationally. Specifically, the Company seeks to:

  Capitalize on Powerful Brand Name Recognition. The Company's recognized product quality, broad product line, strong history of new product introductions and innovations, and superior marketing and advertising programs have established TWINLAB, Nature's Herbs and Alvita as leading brands in the nutritional supplement industry. Each of the Company's product categories, including vitamins, minerals and amino acids; sports nutrition; special formulas; herbal supplements and phytonutrients; and herb teas, have posted double digit sales growth in each of the last three years. The Company's extensive marketing and advertising programs have been critical components of its products' strong brand name recognition, and management believes that the Company offers its customers the strongest marketing and advertising support programs in the industry. In fiscal 1995, the Company invested $11.1 million, an increase of 27% over fiscal 1994, in marketing and advertising to promote its products. Furthermore, since quality is a critical factor in consumer purchase decisions, the Company believes that its premium quality ingredients, modern manufacturing facilities and comprehensive quality control procedures have enabled the Company to establish a competitive advantage based on the quality of its products.

  Increase Penetration in the Growing Health Food Market. Management believes that the expansion of retail distribution channels and the strong growth characteristics of the nutritional supplement industry provide the Company with significant opportunities to increase sales. Management further believes that the established brand name recognition of the Company's products positions it to increase its penetration of shelf space as health food retailers seek to align themselves with companies who possess strong brand names, offer a wide range of products, demonstrate continued marketing and advertising support and provide consistently high levels of customer service. Since Nature's Herbs and Alvita products currently are available in only an estimated 60% and 50%, respectively, of domestic health food stores, compared to an estimated 90% for TWINLAB products, the Company believes that it will be able to capitalize on health food retailers' success with the TWINLAB product line in order to significantly increase shelf space for the Company's herbal supplements, phytonutrients and herb teas.

  Continue to Introduce New Products and Product Innovations. A cornerstone of the Company's success has been its ability to rapidly utilize recent scientific and medical findings in its new product development efforts. The Company has consistently been among the first in its industry to introduce new products and product innovations which anticipate and meet customer demands for newly identified nutritional supplement benefits. Furthermore, the Company's geographically diverse network of more than 60 distributors allows the Company to achieve immediate and broad distribution for new product launches. As part of its ongoing research and development effort, the Company maintains an extensive database and actively researches and monitors a wide variety of publications containing scientific and medical research. From 1991 through 1995, the Company introduced over 350 products, with over 90 new products introduced in 1995 alone. Gross sales during 1995 from new products introduced in 1995 were $18.4 million, or approximately 11% of gross sales. The Company intends to build upon its historical success by continuing to introduce new and innovative products not previously available in health food stores.

  Build Upon Established Customer Relationships. The Company's established relationships with distributors and health food store retailers are based upon the Company's long-standing commitment to a high level of customer service. In order to ensure that its customers receive prompt and reliable service, the Company has designed a flexible and responsive manufacturing process and has achieved a 98% fill rate for customer orders. In addition, the Company's sales force consists of 30 dedicated sales professionals who operate in sales territories which cover the entire continental United States and Alaska. The primary functions of the Company's sales force are to gain better placement and additional shelf space for the Company's products and to stay abreast of customer needs. The sales force personnel work with direct accounts, distributors and individual retailers to enhance knowledge of TWINLAB, Nature's Herbs and Alvita products and to achieve maximum exposure for these products.

  Increase Penetration of Foreign Markets. Management believes that there are substantial opportunities for the Company to expand its presence in foreign markets. The Company has a department, headed by a senior sales professional, dedicated to increasing sales in such markets. The Company's foreign marketing effort is primarily focused on establishing additional relationships with leading overseas distributor organizations as a cost-effective method of increasing international sales. The Company presently has distribution agreements covering over 45 foreign countries and has agreements for another seven countries currently in negotiation. In 1995, the Company had net sales of $8.3 million to foreign markets.

  Supplement Internal Growth Through Strategic Acquisitions. As the nutritional supplement industry is highly fragmented with many companies producing only a single product line or single product, the Company believes that it is strategically positioned to participate in the consolidation of the industry due to its established brand name, broad distribution capabilities and proven ability to generate sales of its products through successful marketing programs. Since 1989 the Company has acquired two businesses, Natur-Pharma Inc. (Nature's Herbs) and Alvita Products, Inc. (Alvita), and in each case has embarked on successful expansion programs which resulted in substantially higher sales and income from operations for the acquired companies. Net sales for Natur-Pharma Inc. increased from $5.2 million in 1990 (the first full year after its acquisition) to $17.9 million in 1995, and net sales for Alvita Products, Inc. increased from $1.7 million in 1992 (the first full year after its acquisition) to $5.6 million in 1995. The Company regularly evaluates acquisition opportunities, including product line acquisitions, that complement its existing products or are compatible with its business philosophy and strategic goals.

                                THE ACQUISITION

  The Stockholders, Holding, Natur-Pharma Inc. and Green Equity Investors II, L.P. ("GEI") entered into a Stock Purchase and Sale Agreement, dated as of March 5, 1996 (the "Acquisition Agreement"), pursuant to which, among other things, on May 7, 1996 (i) GEI acquired 48% of the Common Stock of Holding for aggregate consideration of $4.8 million and shares of non-voting junior redeemable preferred stock of Holding (the "Junior Preferred Stock") for aggregate consideration of $37.0 million, (ii) certain other investors acquired 7% of the Common Stock of Holding for aggregate consideration of $0.7 million and shares of non-voting senior redeemable preferred stock of Holding (the "Senior Preferred Stock," and, together with the Junior Preferred Stock, the "Preferred Stock") for aggregate consideration of $30.0 million, (iii) the Continuing Stockholders exchanged certain of their shares of common stock of Natur-Pharma Inc. for 45% of the outstanding shares of Common Stock of Holding, valued at $4.5 million, (iv) Holding purchased all of the remaining shares of common stock of Natur-Pharma Inc. from the Stockholders for cash, resulting in Natur-Pharma Inc. becoming a wholly owned subsidiary of Holding, (v) Twin Laboratories Inc., Alvita Products, Inc., Twinlab Export Corp., Twinlab Specialty Corporation and B. Bros. Realty Corporation merged into Natur-Pharma Inc. (the "Natur-Pharma Merger"); and Advanced Research Press, Inc. merged with Natur-Pharma II Inc., a wholly owned subsidiary of Natur-Pharma Inc. (the surviving entity in such merger is referred to herein as "ARP"), and (vi) in connection with such mergers the Stockholders received cash in consideration for all of their shares of capital stock of Twin Laboratories Inc., Alvita Products, Inc., Twinlab Export Corp., Twinlab Specialty Corporation, B. Bros. Realty Corporation and Advanced Research Press, Inc. The total cash consideration that the Stockholders received was approximately $212.5 million, the majority of which was paid to David and Jean Blechman. Of the total cash consideration to the Stockholders, approximately $15 million represented consideration for the Non-Competition Agreements (as defined herein). See "Management--Employment Agreements." The transactions described above are hereinafter referred to as the "Acquisition." Concurrently with the consummation of the Acquisition, the Company entered into the New Credit Facility (which provides for a term facility in the amount of $53.0 million and a revolving credit facility in the amount of $15.0 million) (the "New Credit Facility") and issued $100.0 million principal amount of 10 1/4% Senior Subordinated Notes due 2006 (the "Note Offering; and collectively with the Acquisition and the New Credit Facility, the "Transactions"), the net cash proceeds of the Note Offering were used, together with borrowings under the New Credit Facility, the proceeds from the issuance of the Common Stock and Preferred Stock of Holding and available cash of the Company, to finance the Acquisition, to refinance approximately $7.9 million aggregate principal amount of debt of the Company and to pay related fees and expenses. See "Description of Certain Indebtedness" and "Description of Capital Stock." In connection with the Acquisition, Natur-Pharma Inc.'s name was changed to Twin Laboratories Inc.

                                 THE OFFERINGS

Common Stock offered by
 the Company

U.S. Offering...........      shares

International...........      shares

Common Stock to be
 outstanding after the
 Offerings..............      shares

Use of Proceeds ........
                          The net proceeds of the Offerings will be used to redeem all of the outstanding shares of Senior Preferred Stock and all of the outstanding shares of Junior Preferred Stock, which together have an aggregate liquidation preference of $67.0 million (plus accrued and unpaid dividends thereon) and to prepay in full the $50.0 million of outstanding indebtedness under the term loan facility contained in the New Credit Facility, plus accrued and unpaid interest thereon. Subsequent to the Transactions, the Company repaid approximately $3.0 million of outstanding indebtedness under the term loan facility contained in the New Credit Facility. The balance of the net proceeds of the Offerings will be used for general corporate purposes. See "Use of Proceeds."

Proposed New York Stock
 Exchange symbol........

                SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA

  The summary information below presents historical consolidated financial data and unaudited pro forma condensed consolidated financial data for the periods indicated which have been derived from audited and unaudited financial statements of the Company. The results for the interim periods are not necessarily indicative of the results for the full fiscal year. The summary unaudited pro forma condensed consolidated operating data for the year ended December 31, 1995, the three months ended March 31, 1995 and 1996 and the latest twelve months ("LTM") ended March 31, 1996 give effect to (i) the Note Offering and the New Credit Facility and the application of the net proceeds therefrom, (ii) the Acquisition (including the Company's conversion of tax status from an "S" corporation to a "C" corporation and other tax consequences related to the Acquisition) and related transactions, and (iii) the Offerings and the application of the net proceeds therefrom, as if each of the Transactions and the Offering had been consummated as of January 1, 1995. The pro forma balance sheet data give effect to the Transactions and the Offerings as if each of the Transactions and the Offerings had been consummated on March 31, 1996. See "Unaudited Pro Forma Condensed Consolidated Financial Data" and the notes thereto. The pro forma financial data set forth below may not necessarily be indicative of the results that would have been achieved had the Transactions and the Offerings been consummated as of the dates indicated or that may be achieved in the future. The summary historical and pro forma financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Historical Financial Data" and the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

                                                                         THREE MONTHS
                                  YEAR ENDED DECEMBER 31,               ENDED MARCH 31,
                         ---------------------------------------------  ----------------
                          1991     1992     1993      1994      1995     1995     1996
                         -------  -------  -------  --------  --------  -------  -------
                                   (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
 Net sales.............. $70,165  $83,014  $99,897  $117,342  $148,735  $36,128  $43,984
 Gross profit...........  25,501   31,800   37,766    47,095    58,803   13,970   17,622
 Operating expenses.....  14,570   17,463   21,125    23,022    27,191    7,501    7,299
 Income from operations.  10,931   14,337   16,641    24,073    31,612    6,469   10,323
 Net income.............  10,162   13,435   16,676    21,693    30,224    6,338    9,779
 PRO FORMA:(A)
 Historical income be-
  fore provision for in-
  come taxes............ $10,331  $14,010  $16,906  $ 21,938  $ 30,464  $ 6,388  $ 9,865
 Pro forma provision for
  income taxes..........   4,017    5,436    6,644     9,087    12,060    2,529    3,906
                         -------  -------  -------  --------  --------  -------  -------
 Pro forma net income... $ 6,314  $ 8,574  $10,262  $ 12,851  $ 18,404  $ 3,859  $ 5,959
                         =======  =======  =======  ========  ========  =======  =======
 Pro forma net income
  per share............. $ 14.75  $ 19.40  $ 22.80  $  28.56  $  40.90  $  8.58  $ 13.24
                         =======  =======  =======  ========  ========  =======  =======
 Weighted average shares
  outstanding...........     428      442      450       450       450      450      450
                         =======  =======  =======  ========  ========  =======  =======
OTHER DATA:
 Capital expenditures... $ 1,472  $ 1,304  $ 4,904  $  1,786  $  2,641  $   489  $   224
 Net sales growth.......    17.4%    18.3%    20.3%     17.5%     26.8%     --      21.7%
 Net income growth......    24.9     32.2     24.1      30.1      39.3      --      54.3
 Income from operations
  margin(b).............    15.6     17.3     16.7      20.5      21.3     17.9%    23.5

                                                  THREE MONTHS
                                                 ENDED MARCH 31,
                                  YEAR ENDED     ---------------   LTM ENDED
                               DECEMBER 31, 1995  1995    1996   MARCH 31, 1996
                               ----------------- ------- ------- --------------
                                    (IN THOUSANDS, EXCEPT PER SHARE DATA)
PRO FORMA DATA:
 Net sales....................     $148,735      $36,128 $43,984    $156,591
 Income from operations.......       31,212        6,369  10,223      35,066
 Net income...................       12,082        2,146   4,472      14,408
 Net income per share.........
 Weighted average shares
  outstanding.................

                                                   AS OF MARCH 31, 1996
                                           ------------------------------------
                                                                    PRO FORMA
                                                                     FOR THE
                                                       PRO FORMA   TRANSACTIONS
                                                        FOR THE      AND THE
                                           HISTORICAL TRANSACTIONS  OFFERINGS
                                           ---------- ------------ ------------
                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
 Cash and cash equivalents and marketable
  securities..............................  $15,273      $ 4,429     $  4,629
 Net working capital (excluding cash and
  cash equivalents, marketable securities
  and current debt) ......................   39,236       42,703       42,703
 Total assets.............................   85,151      140,626      137,729
 Total debt (including current debt)......    8,673      153,773      100,773
 Shareholders' equity (deficit)...........   62,456      (95,733)      21,370

- -------
(a) The Company consisted of S corporations and, accordingly, federal and state taxes were generally paid at the shareholder level only. Upon consummation of the Transactions, the Company eliminated its S corporation status and, accordingly, became subject to federal and state income taxes.
(b) Income from operations margin equals income from operations as a percentage of net sales.

                                 RISK FACTORS

  Prospective purchasers of the Common Stock should carefully consider the following risk factors, as well as the other information contained, and incorporated by reference, in this Prospectus before making an investment in the Common Stock. Information contained or incorporated by reference in this Prospectus contains "forward-looking statements" which can be identified by the use of forward-looking terminology such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative thereof or other variations thereon or comparable terminology, or by discussions of strategy. See, e.g., "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Prospectus Summary--Business Strategy," and "Business--Business Strategy." No assurance can be given that the future results covered by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to such forward-looking statements, including certain risks and uncertainties, that could cause actual results to vary materially from the future results covered in such forward-looking statements. Other factors could also cause actual results to vary materially from the future results covered in such forward-looking statements.

DEPENDENCE ON KEY PERSONNEL

  The Company believes that its continued success depends to a significant extent on the management and other skills of Brian Blechman, Dean Blechman, Neil Blechman, Ross Blechman and Steve Blechman (the "Blechman Brothers"), as well as its ability to retain other key employees and to attract skilled personnel in the future to manage the growth of the Company. The loss or unavailability of the services of one or more of the Blechman Brothers could have a material adverse effect on the Company. The Company has entered into long-term employment agreements with each of the Blechman Brothers and upon completion of the Offerings each of the Blechman Brothers will own
approximately   % of the outstanding Common Stock. See "Management" and
"Prospectus Summary--The Acquisition."

LEGAL MATTERS

  The Company, like other retailers, distributors and manufacturers of products that are ingested, faces an inherent risk of exposure to product liability claims in the event that the use of its products results in injury. The Company currently has $75 million of product liability insurance (which does not cover matters relating to L-Tryptophan) with a $25,000 self-insurance retention per occurrence and $100,000 self-insurance retention in the aggregate. However, there can be no assurance that such insurance will continue to be available at a reasonable cost or if available will be adequate to cover liabilities.

  Twin Laboratories Inc. and other encapsulators, and various manufacturers, distributors, suppliers, importers and retailers of manufactured L-Tryptophan or products containing manufactured L-Tryptophan are or were defendants in various legal actions brought in federal and state courts seeking compensatory and, in some cases, punitive damages for alleged personal injuries resulting from the ingestion of certain products containing manufactured L-Tryptophan. As of June 1, 1996, Twin Laboratories Inc. was a named defendant in three of these actions. Although the Company believes that few new lawsuits are likely to be brought because of applicable statutes of limitations, the possibility of future such actions cannot be excluded. Twin Laboratories Inc. and certain other companies in the industry (the "Indemnified Group") have each entered into a Defense and Indemnification Agreement with Showa Denko America, Inc. ("SDA") (the "Indemnification Agreement"), under which SDA has agreed to assume the defense of all claims against any of the Indemnified Group arising out of the ingestion of L-Tryptophan products and to pay all legal fees incurred and indemnify the Company against liability in any action if it is determined that a proximate cause of the injury sustained by the plaintiff was a constituent of the raw material sold by SDA to Twin Laboratories Inc. or was a factor for which SDA or any of its affiliates was responsible, except to the extent that action by Twin Laboratories Inc. proximately contributed to the injury, and except for certain claims relating to punitive damages. SDA appears to have been the supplier of all of the allegedly contaminated L-Tryptophan. SDA has posted a revolving irrevocable letter of credit for the benefit of the Indemnified Group if SDA is unable or unwilling to satisfy any claims or judgments. Showa Denko, K.K. ("SDK"), the Japanese parent of SDA and manufacturer of the relevant L-Tryptophan, has unconditionally guaranteed the payment obligations of SDA under the Indemnification Agreement. As of June 1, 1996, 129 lawsuits in which the Company was a named defendant had been dismissed or settled by SDA at no cost to the Company.

  The total of all damages alleged in the L-Tryptophan actions, if fully awarded against the Company alone and ignoring the existence of the Indemnification Agreement, would exceed the Company's available product liability insurance coverage of $3 million for L-Tryptophan matters in respect of claims made prior to December 31, 1993, and would have a material adverse effect on the Company's results of operations and financial condition. However, the Indemnification Agreement, the defense and resolution to date of numerous lawsuits by SDA without cost to the Company, the multitude of defendants and the possibility that liability could be assessed against or paid by other parties or by insurance carriers have led management of the Company, after consultation with outside legal counsel, to believe that the prospect for a material adverse effect on the Company's results of operations or financial condition is remote and no provision in the Company's financial statements has been made for any loss that may result from these actions.

  The Company and others are defendants in a wrongful death action originally commenced in July 1995 with respect to one of the Company's products containing Ma Huang and with respect to a product that does not contain Ma Huang manufactured by another defendant. See "--Government Regulation" and "Business--Regulatory Matters."

  The Company is presently engaged in various other legal actions, and, although ultimate liability cannot be determined at the present time, the Company is currently of the opinion that the amount of any such liability from these other actions and the lawsuit described in the preceding paragraph, after taking into consideration the Company's insurance coverage, will not have a material adverse effect on its results of operations and financial condition.

GOVERNMENT REGULATION

  The manufacturing, processing, formulating, packaging, labeling and advertising of the Company's products are subject to regulation by one or more federal agencies, including the United States Food and Drug Administration (the "FDA"), the Federal Trade Commission (the "FTC"), the Consumer Product Safety Commission (the "CPSC"), the United States Department of Agriculture (the "USDA") and the Environmental Protection Agency (the "EPA"). The Company's activities are also regulated by various agencies of the states, localities and foreign countries to which the Company distributes its products and in which the Company's products are sold.

  On October 25, 1994, the President signed into law the Dietary Supplement Health and Education Act of 1994 ("DSHEA"). This new law revises the provisions of the Federal Food, Drug, and Cosmetic Act ("FFDC Act") concerning the composition and labeling of dietary supplements and, in the judgment of the Company, is favorable to the dietary supplement industry. The legislation creates a new statutory class of "dietary supplements." This new class includes vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, and the legislation grandfathers, with certain limitations, dietary ingredients on the market before October 15, 1994. A dietary supplement which contains a new dietary ingredient, one not on the market before October 15, 1994, will require evidence of a history of use or other evidence of safety establishing that it will reasonably be expected to be safe, such evidence to be provided by the manufacturer or distributor to the FDA before it may be marketed. The DSHEA also invalidates the FDA's prior enforcement theory that dietary supplements are food additives requiring pre-market approval.

  The Nutrition Labeling and Education Act of 1990 ("NLEA") prohibits the use of any health claim for foods, including dietary supplements, unless the health claim is supported by significant scientific agreement and is pre-approved by the FDA. To date, the FDA has approved the use of health claims for dietary supplements only in connection with calcium for osteoporosis, and folic acid for neural tube defects. However, among other things, the DSHEA amends, for dietary supplements, the NLEA by providing that "statements of nutritional support" may be used in labeling for dietary supplements without FDA pre-approval if certain requirements, including prominent disclosure on the label of the lack of FDA review of the relevant statement, possession by the marketer of substantiating evidence for the statement and post-use notification to the FDA are met. Such statements may describe how particular nutritional supplements affect the structure, function or general well-being of the body (e.g. "promotes your cardiovascular health").

  In December 1995, the FDA issued proposed regulations to govern the labeling of dietary supplements. These regulations, which are subject to revision in response to comments from interested parties, are expected to become final later in 1996 and would require the Company to revise the labels for all of its dietary supplement products before 1997. The FDA has proposed, subject to its receipt of comments from the public, to withhold enforcement of the relabeling regulations until January 1, 1998.

  In 1989, Twin Laboratories Inc. received an informal inquiry from the New York Regional Office of the FTC seeking substantiation for certain advertising claims made for a segment of its "Fuel" bodybuilding/sports nutrition lines of products. In response, Twin Laboratories Inc. submitted scientific substantiation and financial information to the FTC. The Company is currently negotiating this matter with the FTC and has received from the FTC a revised proposed Complaint and Consent Decree (the "Decree") seeking, among other things, injunctive relief restricting certain muscle building, fat loss and other marketing claims in connection with the sale of the Company's weight control, bodybuilding and sports nutrition products. In addition, the Decree seeks payment of $200,000. The Company believes that it has adequate scientific substantiation for the claims at issue and intends to vigorously defend the matter if a settlement is not reached. There can be no assurance that the injunctive provisions of any eventual resolution of this matter will not have a material adverse effect on the Company or that any eventual monetary payment will be limited to the amount sought in the Decree.

  Certain of the Company's products include a Chinese herb known as "Ma Huang," which contains naturally-occurring ephedrine. Ma Huang has been the subject of certain adverse publicity in the United States and other countries relating to alleged harmful effects, including the deaths of several individuals. To the Company's knowledge, a number of states and local governmental entities have instituted bans on sales of Ma Huang-containing products that are portrayed as apparent alternatives to illegal street drugs. There are also proposals in other states and local jurisdictions to broaden the regulation of, or otherwise limit or prohibit, the sale of products containing ephedrine. Ma Huang is also subject to laws or regulation in certain states and foreign jurisdictions which limit ephedrine levels and require appropriate warnings on product labels or which prohibit the sales of products which contain Ma Huang other than by licensed pharmacists. On April 10, 1996, the FDA issued a statement warning consumers not to purchase or consume dietary supplements containing ephedrine with labels that portray the products as apparent alternatives to illegal street drugs because these products pose significant health risks to consumers. None of the Company's products which contain Ma Huang are marketed for such purpose. The FDA, through a National Food Advisory Committee, is currently considering whether the FDA should prohibit, limit potencies or place other restrictions on the sale of products containing Ma Huang. There can be no assurance that the FDA will not seek to impose additional regulations on products which contain Ma Huang, including those marketed by the Company.

  There is a risk that the Company's products containing Ma Huang may become subject to further federal, state, local or foreign laws or regulation, which could require the Company to: (i) reformulate its products with reduced ephedrine levels or with a substitute for Ma Huang and/or (ii) relabel its products with different warnings or revised directions for use. Even in the absence of further laws or regulation, the Company may elect to reformulate and/or relabel its products which contain Ma Huang. While the Company believes that its Ma Huang products could be reformulated and relabeled, there can be no assurance in that regard or that reformulation and/or relabeling would not have an adverse effect on sales of such products. The Company and others are defendants in a wrongful death action originally commenced in July 1995 with respect to one of the Company's products containing Ma Huang and with respect to a product that does not contain Ma Huang manufactured by another defendant. There can be no assurance that the Company will not be subject to further private civil actions with respect to its products which contain Ma Huang.

  Governmental regulations in foreign countries where the Company plans to commence or expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations is generally the responsibility of the Company's distributors for those countries. These distributors are independent contractors over whom the Company has limited control.

  The Company cannot determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not able to be reformulated, additional recordkeeping, expanded documentation of the properties of certain products, expanded or different labeling and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition.

LEVERAGE

  The Company is highly leveraged. On a pro forma basis after giving effect to the Transactions and the Offerings, as of March 31, 1996, the Company would have had (i) approximately $100.8 million of outstanding debt and (ii) shareholders' equity of $21.4 million. See "Capitalization." This leverage, together with restrictions in the New Credit Facility and the Indenture (as defined herein), may limit the Company's ability to obtain additional debt financing in the future and to respond to changing business and economic conditions and could adversely affect its ability to effect its business strategies. See "Description of Certain Indebtedness." Required payments of principal and interest on the Company's long-term debt are expected to be financed from operating cash flow, thus limiting the availability of such cash flow for other corporate purposes. The Company's ability to generate sufficient cash to meet its obligations is subject to many factors, certain of which are beyond its control, including economic conditions, regulatory factors and competition. While the Company believes that, based on current levels of operations and anticipated growth, its cash flow from operations, together with other sources of liquidity, will be adequate to meet its obligations, there can be no assurance that its actual cash flow will in fact be sufficient to service its debt. The Company's ability to grow is dependent on prevailing economic conditions and financial, business and other factors beyond its control. In the event the Company's operating cash flow and working capital are not sufficient to fund the Company's expenditures or to service its debt, the Company would be required to raise additional funds through capital contributions, the refinancing of all or part of its debt or the sale of assets. There can be no assurance that any of these sources of funds would be available in amounts sufficient for the Company to meet its obligations.

RESTRICTIONS IMPOSED BY TERMS OF THE COMPANY'S INDEBTEDNESS

  The Indenture and the New Credit Facility impose upon the Company certain financial and operating covenants, including, among others, requirements that the Company maintain certain financial ratios and satisfy certain financial tests, limitations on capital expenditures and restrictions on the ability of the Company to incur debt, pay dividends or take certain other corporate actions, all of which may restrict the Company's ability to expand or to pursue its business strategies. Changes in economic or business conditions, results of operations or other factors could in the future cause a violation of one or more covenants in the Company's debt instruments. See "Description of Certain Indebtedness."

COMPETITION

  The business of developing, manufacturing and selling vitamins, minerals, sports nutrition products and other nutritional supplements is highly competitive. Certain of the Company's competitors are substantially larger and have greater financial resources than the Company. See "Business-- Competition."

ABSENCE OF CLINICAL STUDIES AND SCIENTIFIC REVIEW; EFFECT OF PUBLICITY

  The Company generally does not conduct or sponsor clinical studies on its products. The Company's products consist of vitamins, minerals, herbs and other ingredients that the Company regards as safe when taken as suggested by the Company. However, because the Company is highly dependent upon consumers' perception of the safety and quality of its products as well as similar products distributed by other companies (which may not adhere to the same quality standards as the Company), the Company could be adversely affected in the event any of the Company's products or any similar products distributed by other companies should prove or be asserted to be harmful to consumers. In addition, because of the Company's dependence upon consumer perceptions, adverse publicity associated with illness or other adverse effects resulting from consumers' failure to consume the Company's products as suggested by the Company or other misuse or abuse of the Company's products or any similar products distributed by other companies could have a material adverse effect on the Company's results of operations and financial condition.

  Furthermore, the Company believes the recent growth experienced by the nutritional supplement market is based in part on national media attention regarding recent scientific research suggesting potential health benefits from regular consumption of certain vitamins and other nutritional products. Such research has been described in major medical journals, magazines, newspapers and television programs. The scientific research to date is preliminary, and there can be no assurance of future favorable scientific results and media attention or of the absence of unfavorable or inconsistent findings.

DEPENDENCE ON DISTRIBUTORS AND SIGNIFICANT CUSTOMER

  The Company's success depends in part upon its ability to attract, retain and motivate a large base of distributors, and its ability to maintain a satisfactory relationship with GNC. Tree of Life, the Company's largest distributor, and GNC accounted for approximately 28% and 22%, respectively, of the Company's net sales in 1995. The loss of Tree of Life as a distributor or GNC as a customer, or the loss of a significant number of other distributors, or a significant reduction in purchase volume by Tree of Life, GNC or such other distributors, for any reason, would have a material adverse effect on the Company's results of operations and financial condition. See "Business-- Sales and Distribution."

AVAILABILITY OF RAW MATERIALS

  Substantially all of the Company's herbal supplements and herb teas contain ingredients that are harvested by and obtained from third-party suppliers, and many of those ingredients are harvested internationally and only once per year or on a seasonal basis. An unexpected interruption of supply, such as a harvest failure, could cause the Company's results of operations derived from such products to be adversely affected. Although the Company has generally been able to raise its prices in response to significant increases in the cost of such ingredients, the Company has not always in the past been, and may not in the future always be, able to raise prices quickly enough to offset the effects of such increased raw material costs.

INTELLECTUAL PROPERTY PROTECTION

  The Company's trademarks are valuable assets which are very important to the marketing of its products. The Company's policy is to pursue registrations for all of the trademarks associated with its key products. The Company has approximately 250 trademark registrations with the United States Patent and Trademark Office. The Company relies on common law trademark rights to protect its unregistered trademarks. Common law trademark rights do not provide the Company with the same level of protection as would U.S. federal registered trademarks. In addition, common law trademark rights extend only to the geographic area in which the trademark is actually used, while U.S. federal registration prohibits the use of the trademark by any third party anywhere in the United States.

CONTROL BY PRINCIPAL STOCKHOLDERS

  Upon completion of the Offerings, GEI will own % and the Continuing Stockholders will own %, of the Common Stock of Holding. As a result, GEI and the Continuing Stockholders will have significant influence over all matters requiring approval by the Company's stockholders without the approval of minority stockholders. In addition, if they choose to act together, GEI and the Continuing Stockholders will be able to elect all of the members of the Board of Directors of the Company, thereby significantly controlling the affairs and management of the Company. Such control could adversely affect the market price of the Common Stock or delay or prevent a change in control of the Company. See "Principal Stockholders."

ABSENCE OF PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offerings, there has been no public market for the Common Stock. Consequently, the initial public offering price per share of the Common Stock has been determined by negotiations among management of the Company and the representative of the Underwriters (the "Representative"). See "Underwriting" for factors considered in determining the initial public offering price per share. There can be no assurance that an active trading market will develop and be sustained subsequent to the Offerings. The Common Stock may be subject to wide fluctuations in price in response to variations in quarterly operating results and other factors, including acquisitions and general economic or market conditions. In addition, broad market trading and valuation fluctuations have adversely affected the valuation of industry participants and may adversely affect the market price of the Common Stock. See "Underwriting."

IMMEDIATE AND SUBSTANTIAL DILUTION

  The initial public offering price per share of Common Stock is substantially higher than the net tangible book value per share of the Common Stock. Purchasers of shares of Common Stock in the Offerings will experience
immediate and substantial dilution of $   in the pro forma net tangible book
value per share of Common Stock (based on an assumed initial public offering
price of $   per share, the mid-point of the range shown on the cover page of this Prospectus.) See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE

  Immediately after completion of the Offerings, Holding will have      shares
of Common Stock outstanding, of which the      shares sold pursuant to the
Offerings will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), except those shares acquired by "affiliates" of the Company as that term is defined under the Securities Act. Holders of the remaining shares will be eligible to sell such shares pursuant to Rule 144 ("Rule 144") under the Securities Act at prescribed times and subject to the manner of sale, volume, notice and information restrictions of Rule 144. The Company has granted certain institutional investors and their transferees, GEI and the Continuing Stockholders certain demand and piggyback registration rights covering an
aggregate of     shares of Common Stock. The Company, its officers, directors and certain other stockholders who collectively are the beneficial holders of
an aggregate of     shares of Common Stock, have agreed with the Underwriters
not to directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), any Common Stock, or any securities convertible into or exchangeable or exercisable for, or warrants, options or rights to purchase or acquire Common Stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any Common Stock, or enter into any agreement to do any of the foregoing, for a period of 180 days after the date of this Prospectus. Upon the expiration of such 180 day period, such holders will in general be entitled to dispose of their shares, although the shares of Common Stock held by affiliates of the Company will continue to be subject to the restrictions of Rule 144 under the Securities Act. Sales of substantial amounts of such shares in the public market or the perception that such sales could occur could adversely affect the market price of the shares of Common Stock and the Company's ability to raise additional capital at a price favorable to the Company. See "Shares Eligible for Future Sale" and "Underwriting."

ANTI-TAKEOVER PROVISIONS

  Holding's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation") and By-laws, as well as Delaware corporate law, contain certain provisions that could have the effect of making it more difficult for a third party to acquire, or discouraging a third party from attempting to acquire, control of the Company. These provisions could limit the price that certain investors might be willing to pay in the future for shares of Common Stock. Certain of these provisions impose various procedural and other requirements, including advance notice and other provisions, that could make it more difficult for stockholders to effect certain corporate actions. Furthermore, certain provisions of the New Credit Facility and the Indenture provide for the acceleration of the indebtedness evidenced thereby upon the occurrence of certain change in control events (as defined in such debt instruments), which provisions could also tend to prevent or discourage the acquisition of the Company by a third party.

  HOLDING COMPANY STRUCTURE; RESTRICTIONS ON DIVIDENDS

  Holding conducts its business through its direct and indirect subsidiaries and has no operations of its own. The principal assets of Holding are the capital stock of Twin Laboratories Inc. and ARP. Accordingly, Holding has no independent means of generating revenues. As a holding company, Holding's internal sources of funds to meet its cash needs, including payment of expenses, are dividends and other permitted payments from its direct and indirect subsidiaries. Financing arrangements to which Twin Laboratories Inc. is the borrower restrict the payment of dividends and the making of loans, advances or other distributions to Holding except in certain limited circumstances. See "Dividend Policy" and "Description of Certain Indebtedness."

                                USE OF PROCEEDS

  The net proceeds to be received by the Company from the sale of the shares of Common Stock offered hereby are estimated to be approximately $
million, assuming an initial public offering price of $   per share and after
deducting the estimated underwriting discounts and commissions and offering
expenses payable by the Company. Approximately $   million of such net
proceeds will be used to redeem all of the outstanding shares of Senior Preferred Stock and all of the outstanding shares of Junior Preferred Stock having an aggregate liquidation preference of $67.0 million, plus accrued and unpaid dividends thereon. Approximately $50.0 million of such net proceeds will be used to repay in full the Company's outstanding indebtedness under the term loan facility contained in the New Credit Facility plus accrued and unpaid interest thereon. Subsequent to the Transactions, the Company repaid approximately $3.0 million of outstanding indebtedness under the term loan facility contained in the New Credit Facility. The term loan facility generally bears interest at alternative rates ranging from 2.5% over LIBOR to 1.25% over the ABR (as defined herein) and matures on May 7, 2002. The borrowings under the term loan facility were used to effect the Acquisition. The balance of the net proceeds of the Offerings will be used for general corporate purposes. Affiliates of DLJ own $7.5 million in aggregate liquidation preference of the Senior Preferred Stock and will receive approximately $7.5 million of the net proceeds of the Offering in connection with the redemption of such shares. See "Use of Proceeds." See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources," "Description of Certain Indebtedness" and "Description of Capital Stock."

                                DIVIDEND POLICY

  From 1993 until the consummation of the Acquisition, the Company consisted solely of "S" corporations. While maintaining such status, the Company periodically declared and paid dividends to its shareholders in amounts sufficient for its shareholders to pay their income taxes on the earnings of the Company that were treated as having been earned by the Company's shareholders. The Company terminated its "S" corporation status in connection with the consummation of the Acquisition.

  The Company currently intends to retain earnings to finance its operations and future growth and does not anticipate paying any cash dividends in the foreseeable future. Holding conducts its business through its direct and indirect subsidiaries and has no operations of its own. The principal assets of Holding are the capital stock of Twin Laboratories Inc. and ARP. Accordingly, Holding has no independent means of generating revenues. As a holding company, Holding's internal sources of funds to meet its cash needs, including payment of expenses, are dividends and other permitted payments from its direct and indirect subsidiaries. Financing arrangements to which Twin Laboratories Inc. is the borrower restrict the payment of dividends and the making of loans, advances or other distributions to Holding except in certain limited circumstances. See "Description of Certain Indebtedness." The payment of cash dividends in the future will depend upon, among other things, the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Company's Board of Directors.

                                    DILUTION

  After giving effect to the consummation of the Transactions, as of March 31,
1996, Holding's pro forma deficit in net tangible book value was $       or
$     per share. Pro forma net tangible book value per share represents the amount of Holding's total pro forma tangible assets less Holding's pro forma total liabilities and pro forma preferred stock, divided by the pro forma number of shares of Common Stock outstanding. Without taking into account any other changes in pro forma net tangible book value after March 31, 1996, other
than to give effect to the sale of      shares of Common Stock offered by the
Company at an assumed initial public offering price of $   per share (the
assumed mid-point of the range shown on the cover page of this Prospectus), the receipt of the proceeds therefrom after deducting underwriting discounts and commissions and the estimated expenses of the Offerings, the adjusted pro forma
net tangible book value of Holding on March 31, 1996 would have been $       or
$   per share. This amount represents an immediate increase in pro forma net
tangible book value of approximately $       per share to the existing
stockholders and an immediate dilution of $   per share to purchasers of the
Common Stock. The following table illustrates this per share dilution:

Initial public offering price per share..............................     $
  Pro forma deficit in net tangible book value per share after giving effect to the consummation of the Transactions as of March 31,
   1996.............................................................. $
  Increase in pro forma net tangible book value per share
   attributable to new investors.....................................
                                                                      ---
Adjusted pro forma net tangible book value per share after giving effect to the consummation of the Transactions and the Offerings....
                                                                          ----
Dilution in net tangible book value per share to new investors(a)....     $
                                                                          ====

  (a) If the Underwriters' over-allotment option is exercised in full, the pro
forma net tangible book value per share will be $   , resulting in dilution to
new investors in the Offerings of $      per share. See "Underwriting."

  The following table summarizes, on a pro forma basis as of March 31, 1996, after giving effect to the consummation of the Transactions, the number of shares of capital stock purchased from the Company and the total consideration paid and the average price paid per share by existing stockholders and new
investors at the assumed initial public offering price of $   per share.

                                             SHARES         TOTAL
                                           PURCHASED    CONSIDERATION   AVERAGE
                                         -------------- -------------- PRICE PER
                                         NUMBER PERCENT AMOUNT PERCENT   SHARE
                                         ------ ------- ------ ------- ---------
Existing stockholders...................
New investors...........................
                                          ----    ---    ----    ---      ---
  Total.................................
                                          ====    ===    ====    ===      ===

                                CAPITALIZATION

  The following table sets forth (i) the actual capitalization of the Company as of March 31, 1996, (ii) the pro forma capitalization of the Company as of March 31, 1996 after giving effect to the consummation of the Transactions, and (iii) the pro forma capitalization of the Company as of March 31, 1996 as further adjusted to reflect the Offerings and the application of the net
proceeds therefrom at an assumed initial public offering price of $        per
share. The capitalization of the Company should be read in conjunction with the Company's Consolidated Financial Statements and the notes thereto and the "Unaudited Pro Forma Condensed Consolidated Financial Data" included elsewhere in this Prospectus.

                                                     AS OF MARCH 31, 1996
                                               ---------------------------------
                                                                     PRO FORMA
                                                                      FOR THE
                                                        PRO FORMA   TRANSACTIONS
                                                         FOR THE      AND THE
                                               ACTUAL  TRANSACTIONS  OFFERINGS
                                               ------- ------------ ------------
                                                        (IN THOUSANDS)
Cash and cash equivalents and marketable se-   $15,273  $   4,429    $   4,629
 curities....................................  =======  =========    =========
Long-term debt (including current portion)
  New Credit Facility........................  $   --   $  53,000    $     --
  Notes......................................      --     100,000      100,000
  Existing debt..............................    8,267        367          367
  Capital lease obligations..................      406        406          406
                                               -------  ---------    ---------
    Total long-term debt.....................    8,673    153,773      100,773
                                               -------  ---------    ---------
Senior redeemable cumulative preferred stock.      --      30,000          --
                                               -------  ---------    ---------
Junior redeemable cumulative preferred stock.      --      37,000          --
                                               -------  ---------    ---------
Shareholders' equity (deficit)
  Common Stock...............................      450      1,000        1,000
  Additional paid-in capital.................       68     82,063      202,263
  Retained earnings (deficit)................   61,938   (178,796)    (181,893)
                                               -------  ---------    ---------
    Total shareholders' equity (deficit).....   62,456    (95,733)      21,370
                                               -------  ---------    ---------
    Total capitalization.....................  $71,129  $ 125,040    $ 122,143
                                               =======  =========    =========

           UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

  The following unaudited pro forma financial data have been prepared by the Company's management from the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus. The unaudited pro forma condensed consolidated statements of income for the year ended December 31, 1995, the three months ended March 31, 1995 and 1996 and the latest twelve months ended March 31, 1996 reflect adjustments as if the Transactions and the Offerings had been consummated and were effective as of January 1, 1995. The unaudited pro forma condensed consolidated balance sheet as of March 31, 1996 gives effect to the Transactions and the Offerings as if each had occurred on such date. See "Prospectus Summary--The Acquisition."

  The financial effects of the Transactions and the Offerings as presented in the pro forma financial data are not necessarily indicative of either the Company's financial position or the results of its operations which would have been obtained had the Transactions and the Offerings actually occurred on the dates described above, nor are they necessarily indicative of the results of future operations. The pro forma financial data should be read in conjunction with the notes thereto, which are an integral part thereof, and with the Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus.

        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENTS OF INCOME

                   LATEST TWELVE MONTHS ENDED MARCH 31, 1996

                                                                                   PRO FORMA
                                                                                    FOR THE
                                      ADJUSTMENTS     PRO FORMA    ADJUSTMENTS    TRANSACTIONS
                                     RELATED TO THE    FOR THE    RELATED TO THE    AND THE
                          HISTORICAL  TRANSACTIONS   TRANSACTIONS   OFFERINGS      OFFERINGS
                          ---------- --------------  ------------ --------------  ------------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............   $156,591     $    --        $156,591      $   --         $156,591
Cost of sales...........     94,136          --          94,136          --           94,136
                           --------     --------       --------      -------        --------
Gross profit............     62,455          --          62,455          --           62,455
Operating expenses......     26,989          400 (a)     27,389          --           27,389
                           --------     --------       --------      -------        --------
Income from operations..     35,466         (400)        35,066          --           35,066
                           --------     --------       --------      -------        --------
Other (expense) income:
  Interest income.......        398         (398)(b)        --           --              --
  Interest expense......       (922)     (15,086)(c)    (16,008)       4,756 (d)     (11,252)
  Transaction expenses..     (1,056)       1,056 (e)        --           --              --
  Other.................         55          --              55          --               55
                           --------     --------       --------      -------        --------
                             (1,525)     (14,428)       (15,953)       4,756         (11,197)
                           --------     --------       --------      -------        --------
Income before provision
 for income taxes.......     33,941      (14,828)        19,113        4,756          23,869
Provision for income            276        7,300 (f)      7,576        1,885 (g)       9,461
 taxes..................   --------     --------       --------      -------        --------
Net Income..............     33,665      (22,128)        11,537        2,871          14,408
Preferred stock divi-           --        (8,767)(h)     (8,767)       8,767 (i)         --
 dends..................   --------     --------       --------      -------        --------
Net income available for   $ 33,665     $(30,895)       $ 2,770      $11,638        $ 14,408
 common shareholders....   ========     ========       ========      =======        ========
Net income per common
 share..................
                                                                                    ========
Weighted average common
 shares outstanding.....
                                                                                    ========


                          YEAR ENDED DECEMBER 31, 1995

                                                                                   PRO FORMA
                                                                                    FOR THE
                                      ADJUSTMENTS     PRO FORMA    ADJUSTMENTS    TRANSACTIONS
                                     RELATED TO THE    FOR THE    RELATED TO THE    AND THE
                          HISTORICAL  TRANSACTIONS   TRANSACTIONS   OFFERINGS      OFFERINGS
                          ---------- --------------  ------------ --------------  ------------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............   $148,735     $    --        $148,735      $   --         $148,735
Cost of sales...........     89,932          --          89,932          --           89,932
                           --------     --------       --------      -------        --------
Gross profit............     58,803          --          58,803          --           58,803
Operating expenses......     27,191          400 (a)     27,591          --           27,591
                           --------     --------       --------      -------        --------
Income from operations..     31,612         (400)        31,212          --           31,212
                           --------     --------       --------      -------        --------
Other (expense) income:
  Interest income.......        313         (313)(b)        --           --              --
  Interest expense......       (866)     (15,144)(c)    (16,010)       4,756 (d)     (11,254)
  Transaction expenses..       (656)         656 (e)        --           --              --
  Other.................         61          --              61          --               61
                           --------     --------       --------      -------        --------
                             (1,148)     (14,801)       (15,949)       4,756         (11,193)
                           --------     --------       --------      -------        --------
Income before provision
 for income taxes.......     30,464      (15,201)        15,263        4,756          20,019
Provision for income
 taxes..................        240        5,812 (f)      6,052        1,885 (g)       7,937
                           --------     --------       --------      -------        --------
Net income..............     30,224      (21,013)         9,211        2,871          12,082
Preferred stock divi-           --        (8,767)(h)     (8,767)       8,767 (i)         --
 dends..................   --------     --------       --------      -------        --------
Net income available for   $ 30,224     $(29,780)      $    444      $11,638        $ 12,082
 common shareholders....   ========     ========       ========      =======        ========
Net income per common
 share..................                                                            ========
Weighted average common
 shares outstanding.....                                                            ========

                       THREE MONTHS ENDED MARCH 31, 1996

                                                                                  PRO FORMA
                                                                                   FOR THE
                                      ADJUSTMENTS     PRO FORMA    ADJUSTMENTS   TRANSACTIONS
                                     RELATED TO THE    FOR THE    RELATED TO THE   AND THE
                          HISTORICAL  TRANSACTIONS   TRANSACTIONS   OFFERINGS     OFFERINGS
                          ---------- --------------  ------------ -------------- ------------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............   $43,984      $   --         $43,984        $  --        $43,984
Cost of sales...........    26,362          --          26,362           --         26,362
                           -------      -------        -------        ------       -------
Gross profit............    17,622          --          17,622           --         17,622
Operating expenses......     7,299          100 (a)      7,399           --          7,399
                           -------      -------        -------        ------       -------
Income from operations..    10,323         (100)        10,223           --         10,223
                           -------      -------        -------        ------       -------
Other (expense) income:
  Interest income.......       167         (167)(b)        --            --            --
  Interest expense......      (224)      (3,778)(c)     (4,002)        1,189 (d)    (2,813)
  Transaction expenses..      (400)         400 (e)        --            --            --
  Other.................        (1)         --              (1)          --             (1)
                           -------      -------        -------        ------       -------
                              (458)      (3,545)        (4,003)        1,189        (2,814)
                           -------      -------        -------        ------       -------
Income before provision
 for income taxes.......     9,865       (3,645)         6,220         1,189         7,409
Provision for income
 taxes..................        86        2,380 (f)      2,466           471 (g)     2,937
                           -------      -------        -------        ------       -------
Net income..............     9,779       (6,025)         3,754           718         4,472
Preferred stock
 dividends..............       --        (2,091)(h)     (2,091)        2,091 (i)       --
                           -------      -------        -------        ------       -------
Net income available for
 common shareholders....   $ 9,779      $(8,116)       $ 1,663        $2,809       $ 4,472
                           =======      =======        =======        ======       =======
Net income per common
 share .................                                                           =======
Weighted average common
 shares outstanding.....                                                           =======

                       THREE MONTHS ENDED MARCH 31, 1995

                                                                                  PRO FORMA
                                                                                   FOR THE
                                      ADJUSTMENTS     PRO FORMA    ADJUSTMENTS   TRANSACTIONS
                                     RELATED TO THE    FOR THE    RELATED TO THE   AND THE
                          HISTORICAL  TRANSACTIONS   TRANSACTIONS   OFFERINGS     OFFERINGS
                          ---------- --------------  ------------ -------------- ------------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............   $36,128      $   --         $36,128        $  --        $36,128
Cost of sales...........    22,158          --          22,158           --         22,158
                           -------      -------        -------        ------       -------
Gross profit............    13,970          --          13,970           --         13,970
Operating expenses......     7,501          100 (a)      7,601           --          7,601
                           -------      -------        -------        ------       -------
Income from operations..     6,469         (100)         6,369           --          6,369
                           -------      -------        -------        ------       -------
Other (expense) income:
  Interest income.......        82          (82)(b)        --            --            --
  Interest expense......      (168)      (3,836)(c)     (4,004)        1,189 (d)    (2,815)
  Other.................         5          --               5           --              5
                           -------      -------        -------        ------       -------
                               (81)      (3,918)        (3,999)        1,189        (2,810)
                           -------      -------        -------        ------       -------
Income before provision
 for income taxes.......     6,388       (4,018)         2,370         1,189         3,559
Provision for income
 taxes..................        50          892 (f)        942           471 (g)     1,413
                           -------      -------        -------        ------       -------
Net income..............     6,338       (4,910)         1,428           718         2,146
Preferred stock
 dividends..............       --        (2,091)(h)     (2,091)        2,091 (i)       --
                           -------      -------        -------        ------       -------
Net income available for
 common shareholders....   $ 6,338      $(7,001)       $  (663)       $2,809       $ 2,146
                           =======      =======        =======        ======       =======
Net income per common
 share..................
                                                                                   =======
Weighted average common
 shares outstanding.....
                                                                                   =======

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                             STATEMENTS OF INCOME

(a) Represents the LGP Management Fee (as defined herein). See "Certain Relationships and Related Transactions--Transactions with LGP."

(b) Represents a reduction in interest income on cash and cash equivalents.

(c) The interest expense adjustment relating to the Transactions is as follows:

                                                    THREE MONTHS
                                                     ENDED MARCH
                                        YEAR ENDED       31,        LTM ENDED
                                       DECEMBER 31, --------------  MARCH 31,
                                           1995      1995    1996     1996
                                       ------------ ------  ------  ---------
                                                  (IN THOUSANDS)
      Interest expense on the Notes
       and the New Credit Facility at
       a composite interest rate of
       9.5%, including revolving
       credit commitment and
       administration fees............   $14,676    $3,669  $3,669   $14,676
      Interest expense on refinanced
       debt...........................      (807)     (152)   (210)     (865)
                                         -------    ------  ------   -------
                                          13,869     3,517   3,459    13,811
      Amortization of deferred
       financing costs................     1,275       319     319     1,275
                                         -------    ------  ------   -------
      Interest expense adjustment.....   $15,144    $3,836  $3,778   $15,086
                                         =======    ======  ======   =======

(d) The interest expense adjustment relating to the Offerings is as follows:

                                                        THREE MONTHS      LTM
                                           YEAR ENDED  ENDED MARCH 31,   ENDED
                                          DECEMBER 31, --------------- MARCH 31,
                                              1995      1995    1996     1996
                                          ------------ ------- ------- ---------
                                                      (IN THOUSANDS)
      Interest expense relating to
       $53,000 of New Credit Facility
       repaid...........................     $4,240    $ 1,060 $ 1,060  $4,240
      Amortization of deferred financing
       costs relating to $53,000 of New
       Credit Facility repaid...........        516        129     129     516
                                             ------    ------- -------  ------
      Interest expense adjustment.......     $4,756    $ 1,189 $ 1,189  $4,756
                                             ======    ======= =======  ======

(e) Represents a reduction in nonrecurring expenses incurred which are directly attributable to the Transactions.

(f) Reflects (i) the net increase in the provision for income taxes assuming the Company was a "C" corporation, and (ii) the increase in net expenses described in notes a, b, c and e above.

(g) Represents an increase in the provision for income taxes as a result of the decrease in interest expense described in note (d).

(h) Represents dividends paid on the Preferred Stock.

(i) Represents the elimination of the dividends paid on the Preferred Stock due to the redemption of the Preferred Stock in connection with the Offerings.

         UNAUDITED PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET DATA

                                            AS OF MARCH 31, 1996
                         ----------------------------------------------------------
                                                                        PRO FORMA
                                 ADJUSTMENTS               ADJUSTMENTS   FOR THE
                                 RELATING TO   PRO FORMA   RELATING TO TRANSACTIONS
                                     THE        FOR THE        THE       AND THE
                         ACTUAL  TRANSACTIONS TRANSACTIONS  OFFERINGS   OFFERINGS
                         ------- ------------ ------------ ----------- ------------
                                               (IN THOUSANDS)
ASSETS
Current assets:
  Cash and cash
   equivalents.......... $15,049  $ (10,844)   $   4,205     $   200     $  4,405
  Marketable securities.     224        --           224         --           224
  Accounts receivable,
   net of allowance for
   bad debts............  23,669        --        23,669         --        23,669
  Inventories...........  28,110        --        28,110         --        28,110
  Prepaid expenses and
   other current assets.   1,479        --         1,479         --         1,479
  Deferred tax assets...     --       5,031        5,031         --         5,031
                         -------  ---------    ---------     -------     --------
    Total current
     assets.............  68,531     (5,813)      62,718         200       62,918
Property, plant and
 equipment, net.........  12,989        --        12,989         --        12,989
Deferred tax assets.....     --      52,969       52,969         --        52,969
Other assets............   3,631      8,319       11,950      (3,097)       8,853
                         -------  ---------    ---------     -------     --------
Total assets............ $85,151  $  55,475    $ 140,626     $(2,897)    $137,729
                         =======  =========    =========     =======     ========
LIABILITIES AND
 SHAREHOLDERS' EQUITY
 (DEFICIT)
Current liabilities:
  Current portion of
   term loan facility... $   --   $   2,915    $   2,915     $(2,915)    $    --
  Current portion of
   long-term debt.......   1,471     (1,384)          87         --            87
  Current portion of
   capital lease
   obligations..........     138        --           138         --           138
  Loan payable--bank....     660       (660)         --          --           --
  Notes payable--
   shareholders.........     846       (846)         --          --           --
  Accounts payable......   9,814        --         9,814         --         9,814
  Accrued expenses and
   other current
   liabilities..........   4,208      1,564        5,772         --         5,772
                         -------  ---------    ---------     -------     --------
    Total current
     liabilities........  17,137      1,589       18,726      (2,915)      15,811
Term loan facility......     --      50,085       50,085     (50,085)         --
Notes...................     --     100,000      100,000         --       100,000
Long-term debt, less
 current portion........   5,290     (5,010)         280         --           280
Capital lease
 obligations, less
 current portion........     268        --           268         --           268
                         -------  ---------    ---------     -------     --------
    Total liabilities...  22,695    146,664      169,359     (53,000)     116,359
                         -------  ---------    ---------     -------     --------
Senior redeemable
 cumulative Preferred        --      30,000       30,000     (30,000)         --
 Stock.................. -------  ---------    ---------     -------     --------
Junior redeemable
 cumulative Preferred        --      37,000       37,000     (37,000)         --
 Stock.................. -------  ---------    ---------     -------     --------
Shareholders' equity
 (deficit):
  Common stock..........     450        550        1,000         --         1,000
  Additional paid-in
   capital..............      68     81,995       82,063     120,200      202,263
  Retained earnings
   (deficit)............  61,938   (240,734)    (178,796)     (3,097)    (181,893)
                         -------  ---------    ---------     -------     --------
    Total shareholders'
     equity (deficit)...  62,456   (158,189)     (95,733)    117,103       21,370
                         -------  ---------    ---------     -------     --------
Total liabilities and
 shareholders' equity
 (deficit).............. $85,151  $  55,475    $ 140,626     $(2,897)    $137,729
                         =======  =========    =========     =======     ========

         NOTES TO UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEET DATA

  Pro forma adjustments to the Unaudited Pro Forma Consolidated Balance Sheet Data are summarized (in thousands) in the following table and are fully described in the notes that follow:

                                              ADJUSTMENTS RELATING TO THE TRANSACTIONS
                          -----------------------------------------------------------------------------------
                                               REPURCHASE
                                                 OF THE
                                                 STOCK-                                                NET        NET
                                                HOLDERS'   PAYMENT            CONVERSION             ADJUST-    ADJUST-
                                                 COMMON       OF                OF TAX     TERMI-     MENTS      MENTS
                                                STOCK AND   TRANS-            STATUS FROM NATION OF  RELATED    RELATED
                                       DEBT    RECAPITALI-  ACTION   INCOME   "S" TO "C"  INSURANCE  TO THE     TO THE
                          FINANCING REFINANCED   ZATION      FEES     TAXES   CORPORATION  POLICY    TRANS-    OFFERINGS
                             (a)       (b)         (c)       (d)       (e)        (f)        (g)     ACTIONS      (h)
                          --------- ---------- ----------- --------  -------  ----------- --------- ---------  ---------
Cash and cash
 equivalents............  $225,500   $(7,900)   $(212,500) $(12,330) $(5,400)              $1,786   $ (10,844)  $   200
Current deferred tax
 asset..................                                               5,031                            5,031
Long-term deferred tax
 assets.................                                              52,969                           52,969
Other assets............                                     10,105                        (1,786)      8,319    (3,097)
Current portion of term
 loan facility..........     2,915                                                                      2,915    (2,915)
Current portion of long-
 term debt..............              (1,384)                                                          (1,384)
Loan payable--bank......                (660)                                                            (660)
Notes payable--
 shareholders...........                (846)                                                            (846)
Accrued expenses and
 other current
 liabilities............                              500      (236)   1,300                            1,564
Term loan facility......    50,085                                                                     50,085   (50,085)
Senior subordinated
 notes..................   100,000                                                                    100,000
Long-term debt, less
 current portion........              (5,010)                                                          (5,010)
Senior redeemable
 cumulative preferred
 stock..................    30,000                                                                     30,000   (30,000)
Junior redeemable
 cumulative preferred
 stock..................    37,000                                                                     37,000   (37,000)
Common stock............       550                                                                        550
Additional paid-in
 capital................     4,950                (27,380)   (1,989)  56,700    $49,714                81,995   120,200
Retained earnings.......                         (185,620)            (5,400)   (49,714)             (240,734)   (3,097)

- --------

(a) The sources of financing to effect the Acquisition were as follows:

        Gross proceeds of the Note Offering........................... $100,000
        Borrowings under the New Credit Facility......................   53,000
        Issuance of Preferred Stock...................................   67,000
        Issuance of Common Stock......................................    5,500
                                                                       --------
        Total sources of financing.................................... $225,500
                                                                       ========

(b) Represents the amount of debt refinanced by the Company in connection with the Transactions.

(c) Represents the purchase price for the Stockholders' common stock in the Company. The total purchase price includes approximately $15,000, representing consideration for the Non-Competition Agreements, which was recognized as a non-recurring expense upon the consummation of the Acquisition.

(d) Represents allocation of fees paid in connection with the issuance of the Notes, the New Credit Facility and the issuance of the Preferred Stock and the Common Stock of Holding.

(e) The Natur-Pharma Merger was treated as taxable asset purchases for federal and state income tax purposes and as a recapitalization for financial accounting purposes. For federal and state income tax purposes, the purchase price was allocated among the various corporations and their respective assets and liabilities based on the respective fair values as of the closing of the Acquisition. This resulted in different book and tax asset bases for the assets of these companies, which will result in deferred tax assets of approximately $58,000. The calculation of the deferred tax asset and the classification of such asset between current and long-term are preliminary and subject to change based upon the final determination of fair values as of the closing of the Acquisition.

  As the Natur-Pharma Merger was treated as taxable asset purchases for federal and state income tax purposes, New York State imposes an entity-level tax on the related gain. Such tax, which is estimated to be $1,300, will be paid by the Company.

  Also represents a distribution of approximately $5,400 to the Stockholders for income taxes paid for "S" corporation earnings through March 31, 1996.

(f) Represents a constructive distribution of undistributed "S" corporation earnings and subsequent contribution to the capital of the Company in connection with the termination of "S" corporation status.

(g) Represents the termination of the split dollar life insurance policy on the lives of certain of the Stockholders and collection of the receivable from the trust related thereto.

(h) Represents a $120,200 increase to common stock and additional paid-in capital relating to the net proceeds of the Offerings, and the application of such net proceeds to redeem $30,000 of Senior Preferred Stock and $37,000 of Junior Preferred Stock, and to repay $53,000 of the term loan facility of the New Credit Facility. Also represents a $3,097 decrease in other assets relating to the elimination of deferred financing costs associated with the partial repayment of the New Credit Facility.

                      SELECTED HISTORICAL FINANCIAL DATA

  The following selected consolidated financial data as of December 31, 1991 and for the year then ended and as of March 31, 1995 and 1996 and for the three month periods ended March 31, 1995 and 1996 are derived from the unaudited consolidated financial statements of the Company. In the opinion of management, the unaudited consolidated financial statements have been prepared on the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for such periods. The results for the interim periods are not necessarily indicative of the results for the related full fiscal year. The selected consolidated financial data as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 has been derived from the audited consolidated financial statements of the Company. The report of Deloitte & Touche LLP, independent auditors, on the consolidated financial statements as of December 31, 1994 and 1995, and for each of the three years in the period ended December 31, 1995 is included elsewhere herein. The selected consolidated financial data should be read in conjunction with, and is qualified in its entirety by, the Consolidated Financial Statements of the Company and the notes thereto and the other financial information included elsewhere in this Prospectus.

                                                                         THREE MONTHS
                                  YEAR ENDED DECEMBER 31,               ENDED MARCH 31,
                         ---------------------------------------------  ----------------
                          1991     1992     1993      1994      1995     1995     1996
                          ----     ----     ----      ----      ----     ----     ----
STATEMENT OF INCOME DA-
 TA:                               (IN THOUSANDS, EXCEPT PER SHARE DATA)
 Net sales.............. $70,165  $83,014  $99,897  $117,342  $148,735  $36,128  $43,984
 Cost of sales..........  44,664   51,214   62,131    70,247    89,932   22,158   26,362
                         -------  -------  -------  --------  --------  -------  -------
 Gross profit...........  25,501   31,800   37,766    47,095    58,803   13,970   17,622
 Operating expenses.....  14,570   17,463   21,125    23,022    27,191    7,501    7,299
                         -------  -------  -------  --------  --------  -------  -------
 Income from operations.  10,931   14,337   16,641    24,073    31,612    6,469   10,323
                         -------  -------  -------  --------  --------  -------  -------
 Other (expense) income:
  Interest income.......     375      302      242       254       313       82      167
  Interest expense......    (461)    (494)    (487)     (761)     (866)    (168)    (224)
  Transaction expenses..      --       --       --        --      (656)      --     (400)
  Other.................    (514)    (135)     510       354        61        5       (1)
                         -------  -------  -------  --------  --------  -------  -------
                            (600)    (327)     265      (153)   (1,148)     (81)    (458)
                         -------  -------  -------  --------  --------  -------  -------
 Income before unusual
  item, provision for
  income taxes and
  extraordinary item....  10,331   14,010   16,906    23,920    30,464    6,388    9,865
 Unusual item--
  nonrecurring charge
  for prior years'
  income tax assessment.      --       --       --     1,982        --       --       --
 Provision for income        169      651      230       245       240       50       86
  taxes................. -------  -------  -------  --------  --------  -------  -------
 Income before
  extraordinary item....  10,162   13,359   16,676    21,693    30,224    6,338    9,779
 Extraordinary item.....      --       76       --        --        --       --       --
                         -------  -------  -------  --------  --------  -------  -------
 Net income............. $10,162  $13,435  $16,676  $ 21,693  $ 30,224  $ 6,338  $ 9,779
                         =======  =======  =======  ========  ========  =======  =======
 PRO FORMA: (A)
 Historical income
  before provision for
  income taxes.......... $10,331  $14,010  $16,906  $ 21,938  $ 30,464  $ 6,388  $ 9,865
 Pro forma provision for
  income taxes..........   4,017    5,436    6,644     9,087    12,060    2,529    3,906
                         -------  -------  -------  --------  --------  -------  -------
 Pro forma net income... $ 6,314  $ 8,574  $10,262  $ 12,851  $ 18,404  $ 3,859  $ 5,959
                         =======  =======  =======  ========  ========  =======  =======
 Pro forma net income
  per share............. $ 14.75  $ 19.40  $ 22.80  $  28.56  $  40.90  $  8.58  $ 13.24
                         =======  =======  =======  ========  ========  =======  =======
 Weighted average shares
  outstanding...........     428      442      450       450       450      450      450
                         =======  =======  =======  ========  ========  =======  =======
OTHER DATA:
 Capital expenditures... $ 1,472  $ 1,304  $ 4,904  $  1,786  $  2,641  $   489  $   224
 Depreciation...........     783      806      710       851       909      194      271
 Amortization...........      20       86       95        99       102       21       31
 Net sales growth.......    17.4%    18.3%    20.3%     17.5%     26.8%      --     21.7%
 Net income growth......    24.9     32.2     24.1      30.1      39.3       --     54.3
 Income from operations
  margins (b)...........    15.6     17.3     16.7      20.5      21.3     17.9%    23.5

                                                  (continued on following page)

                                   AS OF DECEMBER 31,            AS OF MARCH 31,
                         --------------------------------------- ---------------
                          1991    1992    1993    1994    1995    1995    1996
                          ----    ----    ----    ----    ----    ----    ----
                                             (IN THOUSANDS)
BALANCE SHEET DATA:
 Net working capital
  (excluding cash and
  cash equivalents,
  marketable securities
  and current debt)..... $14,097 $18,575 $25,437 $35,056 $39,405 $32,019 $39,236
 Property, plant and
  equipment, net........   7,645   7,863  10,732  12,071  13,036  12,367  12,989
 Total assets...........  36,878  44,368  55,587  64,706  75,309  66,711  85,151
 Total debt (including
  current debt).........   6,100   6,066   8,039   9,288   8,792   8,674   8,673
 Shareholders' equity...  26,587  33,180  40,543  48,671  55,405  47,816  62,456

- ---------------------
(a) The Company consisted of S corporations and, accordingly, federal and state taxes were generally paid at the shareholder level only. Upon consummation of the Transactions, the Company eliminated its S corporation status and, accordingly, will be subject to federal and state income taxes.
(b) Income from operations margin equals income from operations as a percentage of net sales.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS
               OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

  The following discussion and analysis should be read in conjunction with "Selected Historical Financial Data" and the audited Consolidated Financial Statements of the Company and the notes thereto included elsewhere in this Prospectus. The Company consisted of "S" corporations for the three months ended March 31, 1996 and years ended December 31, 1995, 1994 and 1993. Accordingly, federal and state taxes were generally paid at the shareholder level only. The provision for income taxes for the three months ended March 31, 1996 and years ended December 31, 1995, 1994 and 1993 represented state taxes for New York, which imposes a corporate tax for all income in excess of $0.2 million. Upon consummation of the Transactions, the Company eliminated its "S" corporation status and, accordingly, is subject to federal and state income taxes.

  The following table sets forth, for the periods indicated, certain historical income statement and other data for the Company and also sets forth certain of such data as a percentage of net sales.

                                                                           THREE MONTHS
                                 YEAR ENDED DECEMBER 31,                  ENDED MARCH 31,
                          ------------------------------------------  --------------------------
                             1993           1994           1995          1995          1996
                          ------------  -------------  -------------  ------------  ------------
                            $      %      $       %      $       %      $      %      $      %
                          -----  -----  ------  -----  ------  -----  -----  -----  -----  -----
                                              (DOLLARS IN MILLIONS)
Vitamins, Minerals &
 Amino Acids............  $29.1   29.1% $ 32.3   27.5% $ 37.1   24.9% $ 9.8   27.1% $10.1   23.0%
Sports Nutrition........   34.7   34.7    39.9   34.0    53.9   36.2   11.8   32.7   14.5   32.9
Special Formulas........   23.6   23.7    31.0   26.4    41.2   27.7    8.8   24.5   12.4   28.1
Herbal Supplements &
 Phytonutrients.........   12.0   12.0    14.5   12.3    19.8   13.3    4.9   13.6    6.6   15.0
Herb Teas...............    3.0    3.0     4.2    3.6     5.8    3.9    2.1    5.7    2.2    5.0
Publishing..............    2.7    2.7     3.4    3.0     4.8    3.3    1.2    3.3    1.3    3.0
                          -----  -----  ------  -----  ------  -----  -----  -----  -----  -----
 Gross Sales............  105.1  105.2   125.3  106.8   162.6  109.3   38.6  106.9   47.1  107.0
 Discounts & Allowances.   (5.2)  (5.2)   (8.0)  (6.8)  (13.9)  (9.3)  (2.5)  (6.9)  (3.1)  (7.0)
                          -----  -----  ------  -----  ------  -----  -----  -----  -----  -----
 Net Sales..............  $99.9  100.0% $117.3  100.0% $148.7  100.0% $36.1  100.0% $44.0  100.0%
Gross Profit............   37.8   37.8    47.1   40.1    58.8   39.5   14.0   38.7   17.6   40.1
Operating Expenses......   21.1   21.1    23.0   19.6    27.2   18.3    7.5   20.8    7.3   16.6
Income From Operations..   16.6   16.7    24.1   20.5    31.6   21.3    6.5   17.9   10.3   23.5

THREE MONTHS ENDED MARCH 31, 1996 ("FIRST QUARTER 1996") COMPARED TO THREE MONTHS ENDED MARCH 31, 1995 ("FIRST QUARTER 1995")

  Net Sales. Net sales for first quarter 1996 was $44.0 million, an increase of $7.9 million, or 21.7%, as compared to net sales of $36.1 million in first quarter 1995. The 21.7% increase was attributable to increases in gross sales in each of the Company's six product categories, partially offset by an increase in discounts and allowances which was due to the Company's increased sales volume. Vitamins, minerals and amino acids contributed $10.1 million, an increase of $0.3 million, or 3.1%, as compared to $9.8 million in first quarter 1995. The increase in gross sales of vitamins, minerals and amino acids was primarily due to continued strong consumer interest in these products. Sports nutrition products contributed $14.5 million, an increase of $2.7 million, or 22.3%, as compared to $11.8 million in first quarter 1995, primarily due to the increased demand for a variety of these products. Special formulas contributed $12.4 million, an increase of $3.6 million, or 40.1%, as compared to $8.8 million in first quarter 1995. The increase in gross sales of special formulas was primarily due to the successful introduction of a variety of new product formulations. Herbal supplements and phytonutrients contributed $6.6 million, an increase of $1.7 million, or 34.1%, as compared to $4.9 million in first quarter 1995, and herb teas contributed $2.2 million, an increase of $0.1 million, or 7.0%, as compared to $2.1 million in first quarter 1995. The gross sales increase in both herbal supplements and phytonutrients and herb teas is primarily due to new product introductions, continued strong consumer interest in existing products and increased penetration of Nature's Herbs and Alvita products into domestic health food stores. Publishing contributed $1.3 million, an increase of $0.1 million, or 9.5%, as compared to $1.2 million in first quarter 1995.

  Gross Profit. Gross profit for first quarter 1996 was $17.6 million, which represented an increase of $3.6 million, or 26.1%, as compared to $14.0 million for first quarter 1995. Gross profit margin was 40.1% for first quarter 1996 as compared to 38.7% for first quarter 1995. The overall increase in gross profit dollars was attributable to the Company's higher sales volume in first quarter 1996. The increase in gross profit margin in first quarter 1996 as compared to first quarter 1995 was due primarily to a more favorable product mix and to higher gross profit margins on recently introduced new product formulations and product line extensions.

  Operating Expenses. Operating expenses were $7.3 million for first quarter 1996, representing a decrease of $0.2 million, or 2.7%, as compared to $7.5 million for first quarter 1995. As a percent of net sales, operating expenses declined from 20.8% in first quarter 1995 to 16.6% in first quarter 1996. The decrease in operating expenses was primarily attributable to advertising expenses which were lower by approximately $1.0 million than the Company's advertising expenses in first quarter 1995 due to reduced television advertising pending completion of new television commercials and reduced print advertising. The Company expects that its advertising expenses in respect of fiscal 1996 will exceed its advertising expenditures in fiscal 1995. The decline in operating expenses as a percent of net sales is due to the Company's ability to maintain its expenditures at approximately the same level as in first quarter 1995, while substantially increasing the Company's sales volume.

  Income from Operations. Income from operations was $10.3 million in first quarter 1996, representing an increase of $3.8 million, or 59.6%, as compared to $6.5 million for first quarter 1995. Income from operations margin increased to 23.5% of net sales in first quarter 1996, as compared to 17.9% of net sales in first quarter 1995. The increase in income from operations and income from operations margin was primarily due to the Company's higher sales volume in first quarter 1996 and a reduction in the Company's operating expenses as a percent of net sales.

FISCAL 1995 COMPARED TO FISCAL 1994

  Net Sales. Net sales for fiscal 1995 was $148.7 million, an increase of $31.4 million, or 26.8%, as compared to net sales of $117.3 million in fiscal 1994. The 26.8% increase was attributable to increases in gross sales in each of the Company's six product categories, partially offset by an increase in discounts and allowances due to the Company's increased sales volume. Vitamins, minerals and amino acids contributed $37.1 million, an increase of $4.8 million, or 14.7%, as compared to $32.3 million in fiscal 1994, primarily due to continued strong consumer interest in these products. Sports nutrition contributed $53.9 million, an increase of $14.0 million, or 34.9%, as compared to $39.9 million in fiscal 1994, primarily due to the increased demand for a variety of these products. Special formulas contributed $41.2 million, an increase of $10.2 million, or 33.2%, as compared to $31.0 million in fiscal 1994, primarily due to the successful introduction of new product formulations and strong growth in existing product lines. Herbal supplements and phytonutrients contributed $19.8 million, an increase of $5.3 million, or 37.2%, as compared to $14.5 million in fiscal 1994, and herb teas contributed $5.8 million, an increase of $1.6 million, or 37.4%, as compared to $4.2 million in fiscal 1994. The gross sales increase in both herbal supplements and phytonutrients and herb teas is primarily due to new product introductions, continued strong consumer interest in existing products and increased penetration of Alvita and Nature's Herbs products into domestic health food stores. Publishing contributed $4.8 million, an increase of $1.4 million, or 39.1%, as compared to $3.4 million in fiscal 1994.

  Gross Profit. Gross profit for fiscal 1995 was $58.8 million, which represented an increase of $11.7 million or 24.9%, as compared to $47.1 million for fiscal 1994. Gross margin was 39.5% for fiscal 1995 as compared to 40.1% for fiscal 1994. The overall increase in gross profit dollars was attributable to the Company's higher sales volume in fiscal 1995. The decrease in gross margin for fiscal 1995 as compared to fiscal 1994 was due primarily to lower gross margins on the Company's Nature's Herbs products due to certain raw materials price increases and an increase in sales discounts and allowances offered on certain TWINLAB and Nature's

Herbs products under certain sales incentive programs introduced in 1995, which programs are expected to be continued in 1996. Such decreases in gross margin were partially offset by increased sales from a more favorable product mix and increases in the Company's gross margins for TWINLAB sports nutrition products, special formulas and Alvita herb tea products.

  Operating Expenses. Operating expenses were $27.2 million for fiscal 1995, representing an increase of $4.2 million, as compared to $23.0 million for fiscal 1994. As a percent of net sales, operating expenses declined from 19.6% in fiscal 1994 to 18.3% in fiscal 1995. The increase in operating expenses was primarily attributable to increased selling and advertising expenses and higher operating expenses resulting from the Company's increased level of sales in fiscal 1995. The decline in operating expenses as a percent of net sales is due to the Company's ability to maintain its expenditures for research and development and certain general and administrative functions at approximately the same level as in fiscal 1994, while substantially increasing the Company's sales volume.

  Income from Operations. Income from operations was $31.6 million in fiscal 1995, representing an increase of $7.5 million, or 31.3%, as compared to $24.1 million for fiscal 1994. Income from operations margin increased to 21.3% of net sales in fiscal 1995, as compared to 20.5% of net sales in fiscal 1994. The increase in income from operations and income from operations margin was primarily due to the Company's higher sales volume in fiscal 1995 and a reduction in the Company's operating expenses as a percent of net sales, which was partially offset by a reduction in gross margin as discussed above.

FISCAL 1994 COMPARED TO FISCAL 1993

  Net Sales. Net sales for fiscal 1994 was $117.3 million, an increase of $17.4 million, or 17.5%, as compared to net sales of $99.9 million in fiscal 1993. The 17.5% increase was attributable to increases in gross sales in each of the Company's six product categories, partially offset by an increase in discounts and allowances due to the Company's increased sales volume. Vitamins, minerals and amino acids contributed $32.3 million, an increase of $3.2 million, or 11.2%, as compared to $29.1 million in fiscal 1993, primarily due to continued strong consumer interest in these products. Sports nutrition contributed $39.9 million, an increase of $5.2 million, or 15.2%, as compared to $34.7 million in fiscal 1993, primarily due to the increased demand for a variety of these products. Special formulas contributed $31.0 million, an increase of $7.4 million, or 30.9%, as compared to $23.6 million in fiscal 1993, primarily due to the successful introduction of 18 new product formulations and strong growth of existing product lines. Herbal supplements and phytonutrients contributed $14.5 million, an increase of $2.5 million, or 20.8%, as compared to $12.0 million in fiscal 1993 and herb teas contributed $4.2 million, an increase of $1.2 million, or 40.6%, as compared to $3.0 million in fiscal 1993. The gross sales increase in both herbal supplements and phytonutrients and herb teas is primarily due to new product introductions, continued strong consumer interest in existing products and increased penetration of Nature's Herbs and Alvita products into domestic health food stores. Publishing contributed $3.4 million, an increase of $0.7 million, or 27.4%, as compared to $2.7 million in fiscal 1993.

  Gross Profit. Gross profit for fiscal 1994 was $47.1 million compared to $37.8 million in fiscal 1993. As a percent of net sales, gross profit was 40.1% for fiscal 1994 compared to 37.8% for fiscal 1993. The gross profit dollar increase in fiscal 1994 compared to fiscal 1993 was due to the Company's higher sales volumes and higher gross margins in fiscal 1994. The increase in gross margin in fiscal 1994 compared to fiscal 1993 was attributable to a more favorable product sales mix and higher gross margins on certain of the Company's TWINLAB vitamins, minerals, amino acids, sports nutrition products and special formulas. This increase in gross margin was partially offset by lower gross margins for certain of the Company's Alvita herb tea products, which was due to the relocation of Alvita Products, Inc.'s operations from Ronkonkoma, New York to American Fork, Utah.

  Operating Expenses. Operating expenses increased by $1.9 million, or 9.0%, from $21.1 million in fiscal 1993 to $23.0 million in fiscal 1994. As a percent of net sales, operating expenses declined to 19.6% in fiscal 1994 from 21.1% in fiscal 1993. The dollar increase in operating expenses is primarily due to higher selling, advertising and delivery expenses. The decline in operating expenses as a percent of net sales is due partially to the Company's ability to limit the increase in general and administrative expenses while achieving a higher level of sales volume.

  Income from Operations. Income from operations was $24.1 million in fiscal 1994, an increase of $7.5 million, or 44.7%, as compared to $16.6 million for fiscal 1993. Income from operations margin increased to 20.5% of net sales in 1994, as compared to 16.7% of net sales in fiscal 1993. The increase in income from operations and income from operations margin was due to increased sales volumes together with higher gross margins and lower operating expenses as a percent of net sales.

LIQUIDITY AND CAPITAL RESOURCES

  For first quarter 1996, cash provided by operating activities was $10.3 million, and during fiscal 1995 cash provided by operating activities was $26.8 million, compared to $12.9 million in fiscal 1994 and $10.6 million in fiscal 1993. The increase in fiscal 1995 compared to fiscal 1994 and fiscal 1993 was primarily due to higher net income and reflects higher levels of accounts payable and accrued liabilities, partially offset by higher accounts receivable and inventory balances due to higher levels of sales volume at the Company. Cash used in financing activities was $2.8 million in first quarter 1996, $24.0 million in fiscal 1995, $13.0 million in fiscal 1994 and $7.3 million in fiscal 1993 and primarily consisted of distributions to shareholders of $2.7 million, $23.5 million, $13.6 million and $9.4 million for first quarter 1996, fiscal 1995, fiscal 1994 and fiscal 1993, respectively.

  Capital expenditures, including purchases under capital leases, were $0.2 million, $2.6 million, $2.5 million and $4.9 million for first quarter 1996, fiscal 1995, fiscal 1994 and fiscal 1993, respectively. The higher level of capital expenditures in fiscal 1993 reflects the construction of the Company's manufacturing facility in American Fork, Utah, which commenced operations in the last quarter of fiscal 1993. Historical capital expenditures were primarily used to purchase production equipment, expand capacity and improve manufacturing efficiency. Capital expenditures are expected to be approximately $3.4 million in fiscal 1996 and will be used to purchase manufacturing equipment and fund plant expansion to support the Company's future growth. The Company estimates that its historical level of maintenance capital expenditures has been approximately $0.5 million per fiscal year. See "Business."

  Management believes that, following the consummation of the Offerings, the Company will have adequate capital resources and liquidity to meet its borrowing obligations, fund all required capital expenditures and pursue its business strategy. The Company's capital resources and liquidity are expected to be provided by the Company's cash flow from operations and borrowings under the revolving credit facility contained in the New Credit Facility. In connection with the Acquisition, the Company entered into a New Credit Facility. Approximately $50.0 million of the net proceeds will be used to repay the Company's outstanding indebtedness under the term loan facility. See "Use of Proceeds."

  From time to time, the Company evaluates acquisitions which complement the business of the Company. Depending on the cash requirements of potential transactions, the Company may finance transactions with its cash flow from operations, or the Company may raise additional funds by pursuing various financing vehicles such as additional bank financing or offerings of the Company's securities. The Company, however, has no present understanding, commitment or agreement with respect to any acquisition, and there can be no assurance that funds to finance an acquisition will be available or permitted under the Company's financing instruments. See "Description of Certain Indebtedness."

IMPACT OF INFLATION

  Generally, the Company has been able to pass on inflation-related cost increases; consequently, inflation has not had a material impact on the Company's historical operations or profitability.

RECENT FINANCIAL ACCOUNTING STANDARDS BOARD STATEMENTS

  Recent pronouncements of the Financial Accounting Standards Board, which are not required to be adopted at this date, include Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting For the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" and SFAS No. 123, "Accounting for Stock Based Compensation." These pronouncements are not expected to have a material impact on the Company's financial statements.

                                   BUSINESS

GENERAL

  The Company is the leading manufacturer and marketer of brand name nutritional supplements sold through domestic independent health food stores. Since the Company's founding in 1968 by David and Jean Blechman, the Company has emphasized the development and introduction of high-quality, unique products in response to emerging trends in the nutritional supplement industry. The Company produces a full line of nutritional supplements and offers the broadest product line in the industry with more than 800 products and 1,500 SKU's. The Company's product line includes vitamins, minerals, amino acids, fish and marine oils, sports nutrition products and special formulas marketed under the TWINLAB (R) trademark and a full line of herbal supplements and phytonutrients and herb teas marketed under the Nature's Herbs (R) and Alvita (R) trademarks, respectively. None of the Company's products individually accounted for more than 7% of total net sales in 1995. The Company's broad product line, strong history of new product introductions and innovations, superior marketing and advertising programs and premium product quality have established TWINLAB, Nature's Herbs and Alvita as leading brands in the nutritional supplement industry.

  Under the management of Mr. and Mrs. Blechman's five sons, the Company has diversified its product line through internal growth, product development and selected acquisitions, including the acquisition in 1989 of Natur-Pharma Inc., a leading manufacturer and marketer of herbal supplements and phytonutrients under the Nature's Herbs brand name, and the acquisition in 1991 of Alvita Products, Inc., a leading marketer of herb teas. The Company has achieved increased net sales and income from operations every year since 1990. In particular, during the three year period from 1993 through 1995, the Company achieved a compound annual growth rate in net sales and income from operations of 22.0% and 37.8%, respectively. For the fiscal year ended December 31, 1995, the Company achieved net sales growth of 26.8% to $148.7 million and growth in income from operations of 31.3% to $31.6 million, as compared to fiscal year 1994. For the quarter ended March 31, 1996, the Company achieved net sales of $44.0 million and income from operations of $10.3 million, representing an increase of 21.7% and 59.6%, respectively, as compared to the quarter ended March 31, 1995.

  The Company's products target consumers who utilize nutritional supplements in their daily diet and who demand premium quality ingredients in a broad variety of dosages and delivery methods. The Company's products compete primarily in the health food store market, where the dominant competitive factors include product attributes such as quality, potency and the uniqueness of the product formulation. The Company sells its products domestically through a network of approximately 60 distributors, who service approximately 11,000 health food stores and other selected retail outlets. The Company believes that its products are available in over 90% of the health food stores in the United States. The health food store channel of distribution has expanded significantly in recent years and is expected to grow further as national chains such as GNC, Whole Foods Market, Wild Oats Markets, Fresh Fields and other industry participants continue to add stores in new and existing markets. The health food store market differs significantly from the mass market for vitamin and other nutritional supplements where price and convenience constitute the primary bases of competition. The nutritional supplement products sold in grocery stores, drug stores and mass merchandisers are typically manufactured by large pharmaceutical companies and private label manufacturers. The Company's products are also offered in Europe, Asia, South America and other international markets through arrangements with overseas distributors.

  The Company believes it is well positioned to capitalize on the growth of the nutritional supplement market. Based on estimates contained in the Packaged Facts Survey, the retail market for vitamins, minerals and other nutritional supplements has grown at a compound annual rate of greater than 12% from $3.3 billion in 1991 to over $4.6 billion in 1994. Furthermore, the Company's rate of sales growth has exceeded the industry's growth rate for each year during this period. Packaged Facts forecasts approximately 7% annual industry growth through the end of the decade in vitamins, minerals and supplements, which management believes will be fueled by (i) favorable demographic trends towards older Americans, who are more likely to consume nutritional supplements; (ii) product introductions in response to new scientific research findings; (iii) the nationwide trend toward preventive medicine in response to rising health care costs; and (iv) the heightened understanding and awareness of the connection between diet and health. Moreover, although the industry has grown dramatically in recent years, there is still a large untapped domestic market as only an estimated 50% of Americans currently consume vitamins, minerals and herbal supplements on a regular basis.

  Holding was incorporated under the laws of the State of Delaware in 1996 and maintains its principal executive offices at 2120 Smithtown Avenue, Ronkonkoma, New York 11779. Its telephone number is (516) 467-3140.

BUSINESS STRATEGY

  The Company's strategy is to continue to enhance its leadership position in the domestic sale of vitamins, minerals and other nutritional supplements in health food stores and to increase its market share and sales while continuing to improve its overall operating efficiency and financial performance. The Company intends to capitalize on the TWINLAB brand name by growing market share domestically, increasing penetration of the Company's other brands, continuing to introduce new products and product extensions, and expanding internationally. Specifically, the Company seeks to:

  Capitalize on Powerful Brand Name Recognition. The Company's recognized product quality, broad product line, strong history of new product introductions and innovations, and superior marketing and advertising programs have established TWINLAB, Nature's Herbs and Alvita as leading brands in the nutritional supplement industry. Each of the Company's product categories, including vitamins, minerals and amino acids; sports nutrition; special formulas; herbal supplements and phytonutrients; and herb teas, have posted double digit sales growth in each of the last three years. The Company's extensive marketing and advertising programs have been critical components of its products' strong brand name recognition, and management believes that the Company offers its customers the strongest marketing and advertising support programs in the industry. In fiscal 1995 the Company invested $11.1 million, an increase of 27% over fiscal 1994, in marketing and advertising to promote its products. Furthermore, since quality is a critical factor in consumer purchase decisions, the Company believes that its premium quality ingredients, modern manufacturing facilities and comprehensive quality control procedures have enabled the Company to establish a competitive advantage based on the quality of its products.

  Increase Penetration in the Growing Health Food Market. Management believes that the expansion of retail distribution channels and the strong growth characteristics of the nutritional supplement industry provide the Company with significant opportunities to increase sales. Management further believes that the established brand name recognition of the Company's products positions it to increase its penetration of shelf space as health food retailers seek to align themselves with companies who possess strong brand names, offer a wide range of products, demonstrate continued marketing and advertising support and provide consistently high levels of customer service. Since Nature's Herbs and Alvita products currently are available in only an estimated 60% and 50%, respectively, of domestic health food stores, compared to an estimated 90% for TWINLAB products, the Company believes that it will be able to capitalize on health food retailers' success with the TWINLAB product line in order to significantly increase shelf space for the Company's herbal supplements, phytonutrients and herb teas.

  Continue to Introduce New Products and Product Innovations. A cornerstone of the Company's success has been its ability to rapidly utilize recent scientific and medical findings in its new product development efforts. The Company has consistently been among the first in its industry to introduce new products and product innovations which anticipate and meet customer demands for newly identified nutritional supplement benefits. Furthermore, the Company's geographically diverse network of more than 60 distributors allows the Company to achieve immediate and broad distribution for new product launches. As part of its ongoing research and development effort, the Company maintains an extensive database and actively researches and monitors a wide variety of publications containing scientific and medical research. From 1991 through 1995, the Company introduced over 350 products, with over 90 new products introduced in 1995 alone. Gross sales during 1995 from new products introduced in 1995 were $18.4 million, or approximately 11% of gross sales. The Company intends to build upon its historical success by continuing to introduce new and innovative products not previously available in health food stores.

  Build Upon Established Customer Relationships. The Company's established relationships with distributors and health food store retailers are based upon the Company's long-standing commitment to a high level of customer service. In order to ensure that its customers receive prompt and reliable service, the Company has designed a flexible and responsive manufacturing process and has achieved a 98% fill rate for customer orders. In addition, the Company's sales force consists of 30 dedicated sales professionals who operate in sales territories which cover the entire continental United States and Alaska. The primary functions of the Company's sales force are to gain better placement and additional shelf space for the Company's products and to stay abreast of customer needs. The sales force personnel work with direct accounts, distributors and individual retailers to enhance knowledge of TWINLAB, Nature's Herbs and Alvita products and to achieve maximum exposure for these products.

  Increase Penetration of Foreign Markets. Management believes that there are substantial opportunities for the Company to expand its presence in foreign markets. The Company has a department, headed by a senior sales professional, dedicated to increasing sales in such markets. The Company's foreign marketing effort is primarily focused on establishing additional relationships with leading overseas distributor organizations as a cost-effective method of increasing international sales. The Company presently has distribution agreements covering over 45 foreign countries and has agreements for another seven countries currently in negotiation. In 1995, the Company had net sales of $8.3 million to foreign markets.

  Supplement Internal Growth Through Strategic Acquisitions. As the nutritional supplement industry is highly fragmented with many companies producing only a single product line or single product, the Company believes that it is strategically positioned to participate in the consolidation of the industry due to its established brand name, broad distribution capabilities and proven ability to generate sales of its products through successful marketing programs. Since 1989 the Company has acquired two businesses, Natur-Pharma Inc. (Nature's Herbs) and Alvita Products, Inc., and in each case has embarked on successful expansion programs which resulted in substantially higher sales and income from operations for the acquired companies. Net sales for Natur-Pharma Inc. increased from $5.2 million in 1990 (the first full year after its acquisition) to $17.9 million in 1995, and net sales for Alvita Products, Inc. increased from $1.7 million in 1992 (the first full year after its acquisition) to $5.6 million in 1995. The Company regularly evaluates acquisition opportunities, including product line acquisitions, that complement its existing products or are compatible with its business philosophy and strategic goals.

INDUSTRY

  Based on estimates in the Packaged Facts Survey, the retail market for vitamins, minerals and other supplements has grown over 12% annually from $3.3 billion in 1991 to $4.6 billion in 1994. The herbal supplements and herb tea market has grown at a compound annual growth rate of over 10% since 1991 to approximately $1.1 billion in 1995. Sports nutrition products have grown 9% annually since 1991 to over $1.2 billion in 1994. The Company believes that these market segments will continue to experience strong growth due to recent scientific research suggesting potential health benefits from regular consumption of vitamins and other nutritional supplement products, increasing national interest in preventive health measures and favorable demographic trends that indicate increased usage of vitamins and other nutritional supplements. Packaged Facts estimates compound annual growth rates in the market for vitamins, minerals and other supplements of approximately 7% from 1994 through 1999. The market for herbal supplements and herb teas is projected to grow over 11% annually from 1994 through 1999, while sports nutrition sales are projected to increase 8% annually from 1994 through 1999.

  The Company expects that the aging of the United States population, together with a corresponding increased focus on preventive health measures, will result in increased demand for nutritional supplement products. According to Congressional findings that accompanied the Dietary Supplement Health and Education Act of 1994, national surveys reveal that almost 50% of Americans regularly consume vitamins, minerals and herbal supplements. The 35-and-older age group of consumers, which represent 78% of regular users of vitamin and mineral supplements, is expected to grow dramatically over the next two decades. Specifically, based on data provided by the U.S. Bureau of the Census, from 1990 to 2010, the 35-44 and 45-and-older age groups are projected to grow at rates 175% and 225% faster than the general U.S. population, respectively. In addition, the "baby boom echo" (the children of baby boomers) is projected to result in substantial growth in the 16-21 age group, the largest segment of consumers of sports nutrition products. The Company expects that growth in this age group will result in increased demand for its sports nutrition products.

  Vitamins and other nutritional supplements are sold primarily through six channels of distribution: health food stores, drug stores, supermarkets and other grocery stores, discount stores, mail order and direct sales organizations. Mass market retailers (drug stores, grocery stores and discount stores) account for approximately 60% of sales, while health food stores, mail order and direct selling account for approximately 40% of sales.

  The United States health food store market is comprised of approximately 11,000 stores, which are generally either independently owned or associated with one of several regional or national chains, including GNC and Whole Foods Market. According to a 1994 retail survey, nutritional supplements account for over 41% of a typical health food store's sales. Moreover, 54% of health food retailers state that these products are their primary product. The health food store channel of distribution has grown significantly in recent years and is expected to continue to grow as GNC, Whole Foods Market, Wild Oats Markets, Fresh Fields and other industry participants continue to add stores in new and existing markets. The growth in the health food channel of distribution is partially attributable to the general growth in natural product sales. Natural products are defined as products that are minimally processed, environmentally friendly, largely or wholly free from artificial chemicals and, in general, as close to their natural states as possible. Natural product industry sales have consistently grown at nearly 10% per year since 1988, even during the recession of the early 1990s. During 1994, natural products industry sales rose 23% to $7.6 billion. The rate of growth accelerated from 7% in 1990 to 10%, 14% and 18% in 1991, 1992 and 1993, respectively.

PRODUCTS

  The Company has a highly diversified array of products and product categories, each of which achieves strong gross margins. The Company manufactures and markets over 800 products and over 1,500 SKU's in five product categories: vitamins, minerals and amino acids; sports nutrition; special formulas; herbal supplements and phytonutrients; and herb teas. The Company also operates a subsidiary which publishes health, fitness and nutrition-related publications.

  The following table sets forth certain information concerning each of the Company's product categories in fiscal 1995.

                                                                  THREE-YEAR
                                                                COMPOUND ANNUAL
                                    NUMBER OF   PERCENTAGE OF     GROSS SALES
            PRODUCT CATEGORY          SKU'S   TOTAL GROSS SALES     GROWTH
            ----------------        --------- ----------------- ---------------
     Vitamins, Minerals and Amino
      Acids........................     315          22.8%           12.9%
     Sports Nutrition..............     285          33.1            24.6
     Special Formulas..............     309          25.4            32.0
     Herbal Supplements and
      Phytonutrients...............     465          12.2            28.7
     Herb Teas.....................     143           3.5            39.0
     Publishing....................     N/A           3.0            33.1
                                      -----         -----            ----
                                      1,517         100.0%           24.4%
                                      =====         =====            ====

  Vitamins, Minerals and Amino Acids. The vitamins, minerals and amino acids category is comprised of a complete line of vitamins, minerals and amino acids marketed under the TWINLAB brand name, including multivitamins and single-entity vitamins (such as B-complex, C and E), minerals (such as calcium and magnesium) and amino acids (such as glutamine and carnitine). These products are available in a variety of delivery forms, including liquid, powder, capsule and tablet to accommodate a variety of consumer preferences.

This category targets a broad array of health conscious consumers, with particular emphasis on consumers who utilize nutritional supplements in their daily diet and who demand premium quality ingredients in a broad variety of dosages and delivery methods.

  Sports Nutrition. The sports nutrition category includes a wide variety of nutritional supplements designed for and targeted to athletes. Sports nutrition products include Hydra Fuel and Ultra Fuel drinks, which replenish glucose and electrolytes depleted during strenuous exercise; and DietFuel, RxFuel, and Ripped Fuel, which are marketed, as part of a low fat diet and exercise program, for the preservation of lean body mass and the building of muscle mass. The Company's sports nutrition products are utilized by both amateur and professional athletes in a variety of competitive sports. The Company believes that its strong sports nutrition business serves to increase the Company's brand awareness among customers who, as they grow older, will shift their buying patterns to include vitamins, minerals and herbal products, and who, based on their positive experiences with the Company's brand name, are more likely to purchase products from the Company's other product categories.

  Special Formulas. The special formulas category consists of a broad assortment of products formulated with specific health conditions or objectives in mind. Special formulas are primarily targeted to sophisticated users of health related products, including regular customers of health food stores. Examples include OcuGuard, which is formulated for nutritional support of the eyes, MaxiLIFE, which offers an advanced antioxidant formula, and Coenzyme Q/1//0/, which is designed for cardiovascular health. In addition, the Company sells a variety of fish and marine oils in a number of different delivery forms which offer a multitude of nutritional benefits, including favorable effects on cardiovascular health.

  Herbal Supplements and Phytonutrients. Herbal supplements and phytonutrients (nutrients from botanical sources that are considered to have medicinal properties) have become increasingly important categories in health food stores. Through its Nature's Herbs product line, the Company produces a full line of herbal supplements and phytonutrients which offer natural alternatives to over-the-counter ("OTC") medications. The Company manufactures and markets approximately 400 herbal and botanical supplements which are produced at Natur-Pharma Inc.'s modern FDA registered manufacturing facility in American Fork, Utah and sold under the Nature's Herbs brand name. Nature's Herbs products include single herbs, such as saw palmetto, garlic, gingko, ginseng and golden seal; traditional combinations, such as echinacea-golden seal; standardized extracts, such as Bilberry Power and Milk Thistle Power sold under the POWER HERBS(R) brand name; and natural HealthCare product formulations, such as Allerin and Coldrin. Nature's Herbs products are packaged using the innovative FRESH CARE(R) System developed by the Company. The FRESH CARE System is the first all-glass and antioxidant-protected herbal packaging system that helps remove oxygen while locking out air, moisture and light in order to maintain potency and to extend freshness. Management believes that the association of the Nature's Herbs product line with TWINLAB's strong name brand recognition and reputation for premium quality and service, combined with the increased penetration of herbal supplements and phytonutrients in the growing health food store channel of distribution, have contributed to the rapid growth experienced by this product line.

  Herb Teas. Through its Alvita Products, Inc. ("Alvita") product line, the Company offers approximately 100 herb teas in both single use bags and bulk. Alvita is a leading brand of herb teas and is one of the most recognizable tea brands sold through health food stores. Alvita was founded in 1922 and is one of the nation's oldest herb tea companies. Alvita purchases tea in bulk form, formulates blends of natural herb teas and designs the packaging for its products. Alvita's teas are currently blended and packaged by an independent contractor. Representative Alvita teas include Peppermint Leaf, Chamomile, Echinacea, Golden Seal, Ginger and Senna Leaf, as well as new-age blends such as Chinese Green Tea, available in a choice of citrus flavors, and TrimTime Thermogenic Diet Tea. Alvita markets its products with an environmentally conscious theme by packaging bulk tea and tea bags in paper and by not utilizing shrink wrap for either its outer boxes or tea bags. Alvita recently launched a new line of herbal tea blends named Herbal Remeteas, including Highland Lullaby, Manchurian Brain Blend, Jamaica Digesti Brew, and Canadian Natur-Tussin. The Company believes that significant opportunities for product line expansion exist in combining Alvita teas and other nutritional supplements to create a new delivery form for traditional herbal supplements and phytonutrients.

  Publishing. Through Advanced Research Press, Inc., the Company publishes Muscular Development, Fitness & Health, a high-quality bodybuilding and fitness magazine featuring a scientific advisory board and contributors considered to be among the most accomplished and knowledgeable in their respective fields. The magazine covers recent developments and provides innovative information in the fields of training and nutrition research, supplements, health, fitness and diet. This publication serves as a useful vehicle to increase public awareness of the Company's products and as an outlet for a portion of the Company's advertising program. Muscular Development, Fitness & Health currently has a monthly paid circulation of approximately 113,000 readers. The Company also publishes health and fitness related books and is exploring the introduction of new health and fitness related products.

PRODUCT DEVELOPMENT

  The Company is recognized as an industry leader in new product development. The Company closely monitors consumer trends and scientific research, and has consistently introduced innovative products and programs in response thereto. The Company's product development staff regularly studies over 50 different health and nutrition periodicals, including the New England Journal of Medicine and the Journal of the American Medical Association, in order to generate ideas for new product formulations. Management believes that the Company's introduction of new products has increased market share for both the Company and its retail customers, and the Company intends to continue developing new products and programs in the future. The Company was the first major nutritional supplement manufacturer to introduce such industry-wide innovations as: an all-capsule vitamin and mineral line that is well tolerated by allergy-prone individuals; a complete line of amino acids and fish and marine oils; the most advanced and complete array of antioxidants, including beta carotene, L-glutathione, L-cysteine, N-acetyl cysteine (NAC) and an entirely new class of antioxidants, including polyphenols, flavonoids and isoflavones; concentrated Coenzyme Q/1//0/; high potency phosphatidyl choline and patented GTF Chromium; pioneering thermogenic products; standardized herbal extracts guaranteeing potency (Certified Potency); the FRESH CARE packaging system, designed to preserve potency and freshness; a full line of Ayurvedic Indian herbal products; and a complete line of herb teas in single use bag and bulk form. From 1991 through 1995, the Company introduced over 350 products with over 90 new products introduced in 1995 alone.

  The Company's research and development expenses were $1.1 million in 1995, $1.0 million in 1994 and $0.9 million in 1993, including the support of scientific research at independent research centers located at major universities and medical centers.

SALES AND DISTRIBUTION

  The Company believes that its TWINLAB products are available in approximately 90% of domestic health food stores. The Company sells its products primarily through a network of approximately 60 distributors, which service approximately 11,000 health food stores throughout the country and selected retail outlets. Sales to domestic distributors represented approximately 88% of the Company's gross sales in 1995. The Company's distributor customers include GNC, Tree of Life, Cornucopia, Stow Mills, Nature's Best and other distributors that supply retailers of vitamins, minerals and other nutritional supplements. Management believes that it sells its products to every major nutritional supplement distributor servicing health food stores and is generally the largest independent supplier of nutritional supplements to each such distributor. The Company is also currently expanding distribution into domestic military exchanges.

  Several of the Company's distributors, such as GNC, Cornucopia and Tree of Life, are national in scope, but most are regional in nature and operate one or more localized distribution centers. Generally, the Company enters into nonexclusive area rights agreements with its domestic distributors, who are also responsible for new account development. Retailers typically place orders with and are supplied directly by the Company's distributors. In the past ten years, the Company has not lost a major distributor customer other than through consolidation with an existing customer of the Company. The breadth and depth of the products manufactured and the ability to manufacture with minimal throughput times enables the Company to maintain extremely high order fill rates, which management believes are among the highest in the industry, with its customer base.

  Tree of Life and GNC accounted for approximately 28% and 22%, respectively, of the Company's net sales in 1995. No other single customer accounted for more than 10% of the Company's net sales in 1995. The largest retail organization which sells the Company's products is GNC, which operates approximately 2,400 stores.

  Approximately 6%, or $8.3 million, of the Company's net sales in 1995 were derived from international sales which originate from overseas distributor organizations. The Company presently has distribution agreements for fifteen European countries, including Great Britain, The Benelux Countries and the Scandinavian countries; fourteen Latin American countries, including Mexico, Brazil and Paraguay; eight Middle Eastern countries, including Israel and Saudi Arabia; and various other countries in the Far East and the Caribbean. The Company also has agreements for another seven countries currently in negotiation.

MARKETING AND CUSTOMER SALES SUPPORT

  The Company's marketing strategy, which centers around an extensive advertising and promotion program, together with the Company's customer sales support services have been critical components of the Company's growth, strong brand name recognition and leading position within the nutritional supplement industry. Management believes that the levels of its advertising and promotional support and of its customer service rank among the highest in the industry.

  The Company's marketing and advertising expenditures were approximately $11.1 million in 1995, $8.7 million in 1994 and $7.1 million in 1993. Of the Company's $8.4 million in 1995 advertising expenditures, approximately $5.5 million, or 65%, was spent on print advertising, approximately $2.0 million, or 24%, was spent on television and radio advertising and approximately $0.9 million, or 11%, was spent on production of advertising materials. As the Company's customers align themselves with fewer vendors of brand name products, the Company believes that its strong commitment to advertising and promotion will continue to constitute a significant competitive advantage. The Company's advertising strategy stresses brand awareness of the Company's various product segments in order to generate purchases by customers and also communicates the points-of-difference between the Company's products and those of its competitors.

  A significant portion of the Company's advertising budget is focused on advertisements in magazines. The Company regularly advertises in consumer magazines such as Better Nutrition, Delicious, Vegetarian Times, Let's Live, Natural Health, New Age Journal, Bicycling, VeloNews, Triathlete, Runner's World, Muscle & Fitness, Flex, and Ironman, as well as trade magazines such as Natural Foods Merchandiser, Vitamin Retailer, Nutrition Science News, Health Foods Business and Whole Foods.

  Other marketing and advertising programs conducted by the Company include participation in or sponsorship of sporting events such as running competitions, including the Boston Marathon and the Los Angeles Marathon, and bodybuilding competitions, including the Arnold Classic and the NPC National Bodybuilding Championships, and sponsorship of health-oriented television and radio programs. In addition, the Company promotes its products at major industry trade shows and through in-store point of sale materials. The Company also engages elite athletes, including Shelly Beattie, Michael Mentzer and John Romano, and nutritional experts such as Dr. James Duke, to communicate on the Company's behalf with the trade and the public and to promote the Company's products.

  The Company's established customer relationships are based upon the Company's long-standing commitment to a high level of customer service. The Company's sales force currently consists of 30 dedicated sales professionals whose primary functions are to gain better placement and additional shelf space for TWINLAB, Nature's Herbs and Alvita products and to stay abreast of customer needs. These sales representatives are assigned to specific territories covering the entire continental United States and Alaska. These personnel work with direct accounts, distributors and individual retailers to enhance knowledge of the

Company's products and to maximize exposure for TWINLAB, Nature's Herbs and Alvita products. An additional three person sales and marketing staff supports Nature's Herbs products and the servicing of customer needs. The Company also designs and supplies marketing literature to help educate retailers and consumers as to the benefits of the Company's products.

  The Company operates an in-house customer service department to respond to inquiries requesting information concerning product applications, background data, ingredient compositions and the efficacy of products. The department is currently staffed by three nutrition experts.

MANUFACTURING AND PRODUCT QUALITY

  Virtually all of the Company's TWINLAB products are manufactured at the Company's 80,000 square foot manufacturing facility located in Ronkonkoma, New York. Herbal supplements and phytonutrients are manufactured at the Company's 48,000 square foot FDA registered manufacturing facility in American Fork, Utah. Herb teas are currently packaged by an independent contractor and warehoused at the American Fork, Utah, facility. The Company's two modern manufacturing facilities provide the Company with the capability to meet customers' sales demands with a prompt response time and to maintain the highest level of quality control. The Company is continuously upgrading its facilities and enhancing its manufacturing capabilities through new equipment purchases and technological improvements. Management believes that the Company's manufacturing facilities are among the most advanced in the nutritional supplement industry. In 1995, the Company acquired additional property adjacent to its American Fork, Utah, facility to provide additional plant capacity for the operations of Natur-Pharma Inc. and Alvita Products, Inc. The Company is constructing an 8,500 square foot addition to its Utah facility at a cost of approximately $700,000. Management believes that the Company's Utah facility will be sufficient to enable the Company to meet sales demand for the foreseeable future and that its New York facility will be sufficient to meet sales demand for TWINLAB products for approximately three years. Management believes that it will have the option to lease additional space or to construct a new facility at such time.

  The Company's modern manufacturing operations feature pharmaceutical quality blending, filling and packaging capabilities, which enable the Company to offer quality and consistency in formulation and delivery. The Company operates flexible manufacturing lines which enables it to efficiently and effectively shift output among various products as dictated by customer demand. The Company is capable of producing over 25 million capsules and tablets, over 100,000 pounds of blended powder and up to 2,500 gallons of liquid preparations per day. The Company has six high-speed capsule and tablet packaging lines, two high-speed liquid filling lines, two powder filling lines and one chewable tablet packaging line which are capable of operating simultaneously, at its Ronkonkoma, New York, and American Fork, Utah, facilities. The Company manufactures the powders used in its line of single-serving sports drink products but utilizes a contract bottler for the hydration and bottling of these products. The Company operates on a 24-hour work day that includes two production shifts and a third shift dedicated solely to cleaning, maintenance and equipment set-up.

  The Company sources its raw material needs from over 200 different suppliers, including some of the largest pharmaceutical and chemical companies in the world. The Company's raw materials and packaging supplies are readily available from multiple suppliers, and the Company is not dependent on any single supplier for its needs. No single supplier accounted for more than 10% of the Company's total purchases in 1995.

  The Company's quality standards are a critical factor in consumer purchase decisions, and the Company believes it has established a competitive advantage based on the quality of its products. All of the Company's capsule and tablet products are visually inspected before being packaged in virtually light-proof amber glass for better product freshness and stability. Moreover, each of the Company's products undergoes comprehensive quality control testing procedures from the receipt of raw materials to the release of the packaged product. The Company utilizes real-time computerized monitoring of its manufacturing processes to ensure proper product weights and measures. In addition, the Company maintains two in-house laboratories with state-of-the-art testing and analysis equipment where the Company performs most of its testing, including stability tests, active component characterization utilizing thin-layer and high-pressure liquid chromatography, and UV visible and infrared spectrometry. The Company contracts with independent laboratories to perform the balance of its testing requirements. A team of 50 full-time quality assurance professionals regularly conducts a wide variety of visual and scientific tests on all manufactured products, and samples of raw materials and finished products are retained for quality control purposes for up to four years.

  The Company has a strong commitment to maintaining the quality of the environment. All of the Company's plastic containers are recyclable and, wherever possible, the Company uses recyclable glass. The Company was also one of the first companies in the industry to use biodegradable starch pellets for packing materials. In addition, the Company has removed most solvents from its production processes (using natural, environmentally-safe alternatives) and helped develop a special glue, for manufacturing purposes, that contains virtually no harmful hydrocarbons. The Company believes it is in material compliance with all applicable environmental regulations.

COMPETITION

  Within the nutritional supplement industry, suppliers can be divided into three major categories: specialty firms, like the Company, which focus on vitamins, minerals and other nutritional supplements targeted to health food store retailers; major pharmaceutical companies and private label contractors, which sell vitamins and other nutritional supplements that are targeted to mass market retailers; and direct sale and mail order companies.

  The domestic nutritional supplement industry that targets products to the health food store market is highly fragmented, with a number of small competitors involved in manufacturing and marketing vitamin and other nutritional supplement products to health food retailers and distributors. Most of these companies are relatively small businesses operating on a local or regional level. Although most companies are privately held, resulting in the Company's inability to precisely assess the size of its competitors, management believes that the Company is substantially larger than the next largest firm that targets independently-owned health food stores and that, among competitors which sell through independent distributors, it is the largest company which manufactures a majority of its own products.

  The Company's principal competitors in the health food store market include Nutraceuticals, Weider/Schiff, Nature's Way, Solgar and Nature's Plus. Private label products of the Company's customers also provide competition to the Company's products. For example, a substantial portion of GNC's vitamin and mineral supplement offerings are products offered under GNC's own brand names. Many of the Company's competitors in markets other than the health food store market, including the major pharmaceutical companies, have substantially greater financial and other resources than the Company.

  The Company believes that the growing number of health food retailers are increasingly likely to align themselves with those companies which offer a wide variety of high quality products, have a loyal customer base, support their brands with strong marketing and advertising programs and provide consistently high levels of customer service. The Company believes that it competes favorably with other nutritional supplement companies because of its comprehensive line of products, premium brand names, commitment to quality, ability to rapidly introduce innovative products, competitive pricing, high customer-order fill rate, strong and effective sales force and distribution network, and sophisticated advertising and promotional support. The wide variety and diversity of the forms, potencies and categories of the Company's products are important points of differentiation between the Company and many of its competitors.

REGULATORY MATTERS

  The manufacturing, processing, formulating, packaging, labeling and advertising of the Company's products are subject to regulation by one or more federal agencies, including the FDA, the FTC, the CPSC, the USDA and the EPA. These activities are also regulated by various agencies of the states, localities and foreign countries to which the Company distributes its products and in which the Company's products are sold. The FDA, in particular, regulates the formulation, manufacture, and labeling of vitamin and other nutritional supplements.

  On October 25, 1994, the President signed into law the DSHEA. This new law revises the provisions of the FFDC Act concerning the composition and labeling of dietary supplements and, in the judgment of the Company, is favorable to the dietary supplement industry. The legislation creates a new statutory class of "dietary supplements." This new class includes vitamins, minerals, herbs, amino acids and other dietary substances for human use to supplement the diet, and the legislation grandfathers, with certain limitations, dietary ingredients on the market before October 15, 1994. A dietary supplement which contains a new dietary ingredient, one not on the market before October 15, 1994, will require evidence of a history of use or other evidence of safety establishing that it will reasonably be expected to be safe, such evidence to be provided by the manufacturer or distributor to the FDA before it may be marketed. The DSHEA also invalidates the FDA's prior enforcement theory that dietary supplements are food additives requiring pre-market approval.

  The NLEA prohibits the use of any health claim for foods, including dietary supplements, unless the health claim is supported by significant scientific agreement and is pre-approved by the FDA. To date, the FDA has approved the use of health claims for dietary supplements only in connection with calcium for osteoporosis, and folic acid for neural tube defects. However, among other things, the DSHEA amends, for dietary supplements, the NLEA by providing that "statements of nutritional support" may be used in labeling for dietary supplements without FDA pre-approval if certain requirements, including prominent disclosure on the label of the lack of FDA review of the relevant statement, possession by the marketer of substantiating evidence for the statement and post-use notification to the FDA, are met. Such statements may describe how particular nutritional supplements affect the structure, function or general well-being of the body (e.g. "promotes your cardiovascular health").

  In December 1995, the FDA issued proposed regulations to govern the labeling of dietary supplements. These regulations, which are subject to revision in response to comments from interested parties, are expected to become final later in 1996 and would require the Company to revise the labels for all of its dietary supplement products before 1997. The FDA has proposed, subject to its receipt of comments from the public, to withhold enforcement of the relabeling regulations until January 1, 1998.

  In 1989, Twin Laboratories Inc. received an informal inquiry from the New York Regional Office of the FTC seeking substantiation for certain advertising claims made for a segment of its "Fuel" bodybuilding/sports nutrition lines of products. In response, Twin Laboratories Inc. submitted scientific substantiation and financial information to the FTC. The Company is currently negotiating this matter with the FTC and has received from the FTC a revised proposed Complaint and Consent Decree (the "Decree") seeking, among other things, injunctive relief restricting certain muscle building, fat loss and other marketing claims in connection with the sale of the Company's weight control, bodybuilding and sports nutrition products. In addition, the Decree seeks payment of $200,000. The Company believes that it has adequate scientific substantiation for the claims at issue and intends to vigorously defend the matter if a settlement is not reached. There can be no assurance that the injunctive provisions of any eventual resolution of this matter will not have a material adverse effect on the Company or that any eventual monetary payment will be limited to the amount sought in the Decree.

  Certain of the Company's products include a Chinese herb known as "Ma Huang," which contains naturally-occurring ephedrine. Ma Huang has been the subject of certain adverse publicity in the United States and other countries relating to alleged harmful effects, including the deaths of several individuals. To the Company's knowledge, a number of states and local governmental entities have instituted bans on sales of Ma Huang-containing products that are portrayed as apparent alternatives to illegal street drugs. There are also proposals in other states and local jurisdictions to broaden the regulation of, or otherwise limit or prohibit, the sale of products containing ephedrine. Ma Huang is also subject to laws or regulation in certain states and foreign jurisdictions which limit ephedrine levels and require appropriate warnings on product labels or which prohibit the sales of products which contain Ma Huang other than by licensed pharmacists. On April 10, 1996, the FDA issued a statement warning consumers not to purchase or consume dietary supplements containing ephedrine with labels that portray the products as apparent alternatives to illegal street drugs because these products pose significant health risks to consumers. None of the Company's products which contain Ma Huang are marketed for such purpose. The FDA, through a National Food Advisory Committee, is currently considering whether the FDA should prohibit, limit potencies or place other restrictions on the sale of products containing Ma Huang. There can be no assurance that the FDA will not seek to impose additional regulations on products which contain Ma Huang, including those marketed by the Company.

  There is a risk that the Company's products containing Ma Huang may become subject to further federal, state, local or foreign laws or regulation, which could require the Company to: (i) reformulate its products with reduced ephedrine levels or with a substitute for Ma Huang and/or (ii) relabel its products with different warnings or revised directions for use. Even in the absence of further laws or regulation, the Company may elect to reformulate and/or relabel its products which contain Ma Huang. While the Company believes that its Ma Huang products could be reformulated and relabeled, there can be no assurance in that regard or that reformulation and/or relabeling would not have an adverse effect on sales of such products. The Company and others are defendants in a wrongful death action originally commenced in July 1995 with respect to one of the Company's products containing Ma Huang and with respect to a product that does not contain Ma Huang manufactured by another defendant. There can be no assurance that the Company will not be subject to further private civil actions with respect to its products which contain Ma Huang.

  Governmental regulations in foreign countries where the Company plans to commence or expand sales may prevent or delay entry into the market or prevent or delay the introduction, or require the reformulation, of certain of the Company's products. Compliance with such foreign governmental regulations is generally the responsibility of the Company's distributors for those countries. These distributors are independent contractors over whom the Company has limited control.

  As a result of the Company's efforts to comply with applicable statutes and regulations, the Company has from time to time reformulated, eliminated or relabeled certain of its products and revised certain provisions of its sales and marketing program. Compliance with the provisions of national, state and local environmental laws and regulations has not had a material adverse effect upon the capital expenditures, earnings, financial position, liquidity or competitive position of the Company.

  The Company cannot determine what effect additional governmental regulations or administrative orders, when and if promulgated, would have on its business in the future. They could, however, require the reformulation of certain products to meet new standards, the recall or discontinuance of certain products not capable of reformulation, additional recordkeeping, expanded documentation of the properties of certain products, expanded or different labeling, and/or scientific substantiation. Any or all of such requirements could have a material adverse effect on the Company's results of operations and financial condition.

  The Company's American Fork, Utah, facility is registered by the FDA to manufacture OTC drugs and is subject to periodic inspection by the FDA.

EMPLOYEES

  At March 31, 1996, the Company employed 546 persons, of which 112 were involved in executive, sales and administrative activities. The balance of the Company's employees were engaged in production, packaging and shipping activities. None of the Company's employees are covered by a collective bargaining agreement, and management considers relations with its employees to be good.

PROPERTIES

  The Company owns a modern vitamin, mineral and nutritional supplement manufacturing facility in Ronkonkoma, New York. This 80,000 square foot facility also houses the Company's executive offices. The

Company leases 26,300 square feet of warehouse space in Ronkonkoma, 50,000 square feet of warehouse space in Hauppauge, New York, and 5,000 square feet of office space in Ronkonkoma. In addition, the Company owns a modern FDA-registered 48,000 square foot manufacturing facility in American Fork, Utah. This facility, which was constructed in 1993, houses office, manufacturing and warehousing facilities for the operations of Natur-Pharma Inc. (Nature's Herbs) and office and warehousing facilities for the operations of Alvita Products, Inc.

  The Company believes that its facilities and equipment generally are well maintained and in good operating condition. In 1995, the Company acquired additional property adjacent to its American Fork, Utah, facility to provide additional plant capacity for the operations of Natur-Pharma Inc. and Alvita Products, Inc. The Company is constructing an 8,500 square foot addition to its Utah facility at a cost of approximately $700,000. Management believes that the Company's Utah facility will be sufficient to enable the Company to meet sales demand for the foreseeable future and that its New York facility will be sufficient to meet sales demand for TWINLAB products for approximately three years. Management believes that it will have the option to lease additional space or to construct a new facility at such time.

TRADEMARKS

  The Company owns trademarks registered with the United States Patent and Trademark Office and/or similar regulatory authorities in many other countries for its TWINLAB, Nature's Herbs, Alvita and Fuel family of trademarks, and has rights to use other names material to its business. In addition, the Company has obtained trademarks for various of its products and has approximately 250 trademark registrations with the United States Patent and Trademark Office for TWINLAB, Nature's Herbs and Alvita brands. Federally registered trademarks have perpetual life, provided they are renewed on a timely basis and used properly as trademarks, subject to the rights of third parties to seek cancellation of the marks. The Company regards its trademarks and other proprietary rights as valuable assets and believes that they have significant value in the marketing of its products. The Company vigorously protects its trademarks against infringement.

LEGAL MATTERS

  Twin Laboratories Inc. and other encapsulators, and various distributors, manufacturers, and retailers of manufactured L-Tryptophan are defendants in actions in federal and state courts seeking compensatory and, in some cases, punitive damages for alleged personal injuries resulting from the ingestion of products containing manufactured L-Tryptophan. As of June 1, 1996, Twin Laboratories Inc. was a named defendant in three of these actions. The Company believes that few new lawsuits are likely to be brought in view of the statutes of limitations. Twin Laboratories Inc. has entered into the Indemnification Agreement with SDA, a U.S. subsidiary of a Japanese corporation, SDK. Under the Indemnification Agreement, SDA agrees to assume the defense of all claims arising out of the ingestion of L-Tryptophan products and to pay all legal fees and indemnify Twin Laboratories Inc. against liability in any action if it is determined that a proximate cause of the injury sustained by the plaintiff in the action was a constituent of the raw material sold by SDA to Twin Laboratories Inc. or was a factor for which SDA or any of its affiliates was responsible, except to the extent that action by Twin Laboratories Inc. proximately contributed to the injury, and except for certain claims relating to punitive damages. SDA appears to have been the supplier of all the allegedly contaminated L-Tryptophan. SDA has posted a revolving irrevocable letter of credit for the benefit of the Indemnified Group if SDA is unable or unwilling to satisfy any claims or judgement. SDK has unconditionally guaranteed the payment obligations of SDA under the Indemnification Agreement. As of June 1, 1996, 129 suits in which the Company was a named defendant have been dismissed or settled by SDA at no cost to the Company.

  The total of all damages alleged in the L-Tryptophan actions, if fully awarded against the Company alone and ignoring the existence of the Indemnification Agreement, would exceed the Company's available product liability insurance coverage of $3 million for L-Tryptophan matters in respect of claims made prior to December 31,1993, and would have a material adverse impact upon the financial condition and results of operations of the Company. However, the Indemnification Agreement, the defense and resolution to date of numerous lawsuits by

SDA without cost to the Company, the multitude of defendants and the possibility that liability could be assessed against or paid by other parties or by insurance carriers, have led management of the Company, after consultation with outside legal counsel, to believe that the prospect for a material adverse effect on the Company's results of operations or financial condition is remote and no provision in the Company's financial statements has been made for any loss that may result from these actions.

  The Company, like other retailers, distributors and manufacturers of products that are ingested, faces an inherent risk of exposure to product liability claims in the event that, among other things, the use of its products results in injury. With respect to product liability insurance coverage, the Company currently has $75 million of product liability insurance (which does not cover matters relating to L-Tryptophan) with a $25,000 self insurance retention per occurrence and $100,000 self insurance retention in the aggregate. There can be no assurance that such insurance will continue to be available at a reasonable cost, or if available will be adequate to cover liabilities.

  The Company and others are defendants in a wrongful death action originally commenced in July 1995 with respect to one of the Company's products containing Ma Huang and with respect to a product that does not contain Ma Huang manufactured by another defendant. See "Risk Factors--Government Regulation" and "--Regulatory Matters."

  The Company is presently engaged in various other legal actions, and although ultimate liability cannot be determined at the present time, the Company is currently of the opinion that the amount of any such liability from these other actions and the lawsuit described in the preceding paragraph, after taking into consideration the Company's insurance coverage, will not have a material adverse effect on its results of operations and financial condition.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information concerning each of the Company's directors and executive officers:

                   NAME                 AGE                     POSITION
                   ----                 ---                     --------
     Brian Blechman...................   45 Executive Vice President, Treasurer and Director
     Dean Blechman....................   39 Executive Vice President and Director
     Neil Blechman....................   45 Executive Vice President, Secretary and Director
     Ross Blechman....................   43 Chairman of the Board, Chief Executive Officer
                                             and President
     Steve Blechman...................   43 Executive Vice President and Director; Chairman
                                             of the Board, Chief Executive Officer and
                                             President of ARP
     Stephen Welling..................   42 President of Natur-Pharma Division of
                                            Twin Laboratories Inc.
     John G. Danhakl..................   40 Director
     Jennifer Holden Dunbar...........   33 Director
     Jonathan D. Sokoloff.............   38 Director

  Brian Blechman became an Executive Vice President of the Company upon consummation of the Acquisition. Mr. Blechman joined Twin Laboratories Inc. in 1972 and served as Vice President, Purchasing & Quality Control of the Company prior to the Acquisition. He is responsible for the purchasing of all raw materials and has final responsibility for all quality control and management of the plant facilities. He is also responsible for capital expenditures for plant and equipment and for product formulations.

  Dean Blechman became an Executive Vice President of the Company upon consummation of the Acquisition. Mr. Blechman joined Twin Laboratories Inc. in 1979 and served as Vice President, Sales of the Company prior to the Acquisition. He has responsibility for overseeing the national sales force and distributor network. Mr. Blechman is on the board of directors of the National Nutritional Foods Association, a leading trade organization that governs the industry's retailers, distributors and manufacturers.

  Neil Blechman became an Executive Vice President of the Company upon consummation of the Acquisition. Mr. Blechman joined Twin Laboratories Inc. in 1972 and served as Vice President, Marketing & Advertising of the Company prior to the Acquisition. He is primarily responsible for directing marketing and advertising strategies, the design of product packaging and point of sale materials, the production and creation of merchandising displays, advertising, promotional activities and trade show activities.

  Ross Blechman became Chairman of the Board, Chief Executive Officer and President of the Company upon consummation of the Acquisition. Mr. Blechman joined Twin Laboratories Inc. in 1974 and served as Vice President, Production of the Company prior to the Acquisition. He is primarily responsible for plant operations, shipping, warehouse management, and for assuring that quality standards are maintained. He is also responsible for MIS and human resource functions. Mr. Blechman also directs the operations of the Alvita Products division of Twin Laboratories Inc.

  Steve Blechman became an Executive Vice President of the Company and Chairman of the Board, Chief Executive Officer and President of ARP upon consummation of the Acquisition. Mr. Blechman joined Twin Laboratories Inc. in 1974 and served as Vice President, Product Development & Marketing of the Company prior to the Acquisition. He is involved in product development and marketing, and is primarily responsible for developing new products for the TWINLAB, Nature's Herbs and Alvita brands. Mr. Blechman also directs the operations of ARP and the customer service department of Twin Laboratories Inc.

  Stephen Welling became the President of the Natur-Pharma Division of Twin Laboratories Inc. upon consummation of the Acquisition. Mr. Welling joined Natur-Pharma Inc. in 1977 as the controller and served as President of Natur-Pharma Inc. prior to the Acquisition. Prior to his promotion to President, Mr. Welling served as Vice President of Operations of Natur-Pharma Inc. with responsibility for manufacturing, personnel, quality management, legal affairs and finance.

  John G. Danhakl became a director of the Company upon consummation of the Acquisition. He has been an executive officer and an equity owner of Leonard Green & Partners, L.P. ("LGP"), a merchant banking firm which manages GEI, since 1995. Mr. Danhakl had previously been a Managing Director at Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and had been with DLJ since 1990. Prior to joining DLJ, Mr. Danhakl was a Vice President at Drexel Burnham Lambert Incorporated. Mr. Danhakl is also a director of The Arden Group, Inc. and Kash n' Karry Food Stores, Inc.

  Jennifer Holden Dunbar has been a director of the Company since its formation in February 1996. She joined Leonard Green & Associates, L.P. ("LGA"), a merchant banking firm, as an associate in 1989, became a principal in 1993, and through a corporation became a partner in 1994. Since 1994, Ms. Holden Dunbar has also been an executive officer and equity owner of LGP. Ms. Holden Dunbar previously was an associate with the merchant banking firm of Gibbons, Green, van Amerongen and a financial analyst in mergers and acquisitions with Morgan Stanley & Co. Ms. Holden Dunbar is also a director of Thrifty PayLess Holdings, Inc., Thrifty PayLess, Inc., Kash n' Karry Food Stores, Inc. and several private companies.

  Jonathan D. Sokoloff became a director of the Company upon consummation of the Acquisition. He joined LGA as a partner in 1990. Mr. Sokoloff has also been an executive officer and equity owner of LGP since its formation in 1994. Mr. Sokoloff was previously a Managing Director at Drexel Burnham Lambert Incorporated. Mr. Sokoloff is also a director of Thrifty PayLess Holdings, Inc., Thrifty PayLess, Inc., Carr-Gottstein Foods Co. and several private companies.

  The Company's By-laws and Certificate of Incorporation provide for the Company's Board of Directors to be comprised of between eight and eleven members, as determined from time to time by the stockholders. The Board is currently comprised of eight members. Each Director holds office until the next annual meeting of stockholders and until his successor is duly elected and qualified, or until his earlier death, resignation or removal.

  All of the Company's current Directors were nominated and elected to the Company's Board of Directors in accordance with the Stockholder Agreement (as hereinafter defined) as designees of GEI and the Continuing Stockholders, respectively. See "Principal Stockholders--Terms of the Stockholders Agreement." Upon the closing of the Offerings, this provision of the Stockholders Agreement will terminate and there will be no voting agreements in effect regarding the election of Directors. Executive officers of the Company are appointed by, and serve at the discretion of, the Board of Directors. Except for the Blechman Brothers' familial relationships, there are no family relationships among the executive officers or Directors of the Company.

BOARD COMMITTEES

  The Board of Directors intends to establish an audit committee and a compensation committee at or prior to the consummation of the Offerings. The audit committee, the members of which will be independent directors, will oversee actions taken by the Company's independent auditors, recommend the engagement of auditors and review the scope and results of the Company's accounting and control procedures and the accuracy of its system of internal accounting and control procedures. The compensation committee will review and approve the compensation of executives of the Company and make recommendations to the Board of Directors with respect to standards for setting compensation levels.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The Company does not currently have a compensation committee, however as stated above, the Company intends to establish a compensation committee at or prior to the consummation of the Offerings.

EXECUTIVE COMPENSATION

  Summary Compensation Table. The following table shows the compensation paid by the Company during the year ended December 31, 1995 ("Fiscal Year 1995"), to the five most highly compensated executive officers of the Company, who collectively acted in a similar capacity to a chief executive officer, serving as such at the end of Fiscal Year 1995 (the "Named Executive Officers").

                          SUMMARY COMPENSATION TABLE

                                 ANNUAL COMPENSATION
                                ---------------------
   NAME AND PRINCIPAL    FISCAL                           ALL OTHER
        POSITION          YEAR  SALARY($) BONUS($)(a) COMPENSATION($)(b)
   ------------------    ------ --------- ----------- ------------------
Ross Blechman ..........  1995   402,461    368,145         9,527
 Vice President
Brian Blechman .........  1995   401,523    368,145         9,822
 Vice President
Dean Blechman .......... 1995    402,545    368,145         9,235
 Vice President
Neil Blechman ..........  1995   402,545    368,145         9,822
 Vice President
Steve Blechman .........  1995   402,548    368,145         9,527
 Vice President

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(a) Bonuses are reported in the fiscal year earned and paid.
(b) (i) payment of premiums for term life insurance policies of $1,365 for Ross Blechman; $1,660 for Brian Blechman; $1,073 for Dean Blechman; $1,660 for Neil Blechman; and $1,365 for Steve Blechman, for 1995; (ii) payment of premiums for executive medical insurance policies for each of Ross Blechman, Brian Blechman, Dean Blechman, Neil Blechman and Steve Blechman, of $1,250 for 1995; and (iii) payments under Twin Laboratories Inc.'s Profit Sharing Plan of $6,912 for each of Ross Blechman, Brian Blechman, Dean Blechman, Neil Blechman and Steve Blechman, for 1995. The amount set forth in this column does not include "S" corporation dividend distributions sufficient to pay income taxes on the earnings of the Company that were treated as having been earned by the individual as a shareholder of the Company.

EMPLOYMENT AGREEMENTS

  Upon consummation of the Acquisition, the Company entered into employment agreements with each of the Blechman Brothers (each an "Employment Agreement"). The Employment Agreement provides that, unless a Public Offering Event (as defined below, see "Principal Stockholders--Terms of the Stockholders Agreement") has occurred, the relevant individual will be employed as an executive of the Company for a term of five years, renewable for terms of one year thereafter. From and after the occurrence of a Public Offering Event, the employment term is deemed to end on the third anniversary of such event; provided that, the employment term will be automatically extended so as to establish a three year remaining term of employment upon a termination of employment for the purposes of the noncompetition and severance provisions of the Employment Agreement. The Employment Agreement provides for a base salary of $400,000 (as adjusted for inflation), in addition to other customary perquisites and benefits. In addition to receiving a base salary, the executive is also eligible to participate in the Holding Company's Bonus Plan which entitles such individual to a bonus payment of up to 128% of his base salary for the relevant calendar year based on annual increases in EBITDA (as defined therein) realized by the Company for each year of the employment term. The Employment Agreement also provides, subject to certain exceptions, that upon a termination of the individual's employment during the term thereof (other than for "cause" as defined therein), the Company is generally obligated to pay the individual an amount equal to his base salary for the remaining term under the Employment Agreement. The consummation of the Offerings will constitute a Public Offering Event.

  Upon consummation of the Acquisition, the Company entered into an employment agreement with Stephen Welling to serve as President of the Natur-Pharma Division of the Company (the "Division") (the "Welling Employment Agreement"). The Welling Employment Agreement provides that Mr. Welling will be employed as an executive of the Company for a term of three years, renewable for terms of one year thereafter. The Welling Employment Agreement provides for a base salary of $135,000 (as adjusted for inflation), in addition to other customary perquisites and benefits. In addition to receiving a base salary, Mr. Welling is also eligible to participate in the Division Bonus Plan which entitles him to a bonus payment up to 202.5% of his base salary for the relevant calendar year based on annual increases in EBITDA (as defined therein) realized by the Division for each year of the employment term. The Welling Employment Agreement also provides, subject to certain exceptions, that upon a termination of Mr. Welling's employment during the term thereof (other than for "cause" as defined therein), the Company is generally obligated to pay Mr. Welling an amount equal to his base salary for the remaining term under the Welling Employment Agreement.

  Upon consummation of the Acquisition, the Company entered into consulting agreements with each of David and Jean Blechman (each a "Consulting Agreement"). The Consulting Agreement provides that the relevant individual be engaged as an independent consultant to the Company for a term of five years. As consideration for such consulting services, the Company is obligated to pay the individual an annual consulting fee of $100,000, in addition to certain limited perquisites and benefits.

  Upon consummation of the Acquisition, the Company also entered into non-competition agreements with each of the Stockholders (each a "Non-Competition Agreement"). The term of the Non-Competition Agreement is equal to the initial term of the relevant individual's employment or consulting agreement, as the case may be. The Non-Competition Agreement generally prevents the individual from participating in any manner in the management, operation and/or ownership of any entity, anywhere in the world, which is engaged in similar lines of business to those of the Company.

DIRECTOR COMPENSATION

  Directors who are employees of the Company receive no compensation for serving on the Board of Directors. Non-employee directors are reimbursed for their out-of-pocket expenses in attending Board meetings. Messrs. Danhakl and Sokoloff and Ms. Holden Dunbar receive no fees in their capacities as directors, but see "Certain Relationships and Related Transactions-- Transactions with LGP" for a description of certain other arrangements pursuant to which LGP, of which they (or corporations owned by them) are partners, receives compensation from the Company.

                CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

THE ACQUISITION

  The Acquisition Agreement contains provisions customary for transactions of similar size and type, including representations and warranties, which generally will expire at the end of the fourteenth month following the month in which the Acquisition Agreement was consummated. However, those representations and warranties that are related to tax and environmental matters will expire, respectively, at the date on which the applicable statute of limitations has expired and the third anniversary of the consummation of the Acquisition Agreement. Subject to the limitations set forth in the Acquisition Agreement (which include, subject to certain exceptions, a $2,000,000 deductible on liability and a maximum liability of $25,000,000), the Stockholders have agreed to indemnify GEI, its permitted assigns and the Company against any liabilities arising out of the breach of such representations and warranties while such representations and warranties are still in effect. Pursuant to the Acquisition Agreement, the Stockholders received, in addition to certain payments described elsewhere in this Prospectus, a payment in respect of their estimated liability for taxes on the Company's income prior to the consummation of the Transactions, when the Company had "S" corporation status for federal income tax purposes. This payment is subject to adjustment based on the actual tax liability as calculated for the relevant period. In addition, certain fees, taxes and expenses of parties to the Acquisition Agreement were or will be paid by the Company in connection with the consummation of the Acquisition. See "Prospectus Summary--The Acquisition."

EMPLOYMENT AND CONSULTING AGREEMENTS

  Upon consummation of the Acquisition, the Company entered into employment agreements with each of the Continuing Stockholders and consulting agreements with each of David and Jean Blechman. See "Management--Employment Agreements."

TRANSACTIONS WITH DAVID BLECHMAN AND JEAN BLECHMAN

  During the period from 1989 to 1992, Twin Laboratories Inc. assigned to David and Jean Blechman certain promissory notes of Natur-Pharma, Inc., representing inter-company payables, in the aggregate principal amount of $1,500,000. These promissory notes bore interest at a rate of 10% per annum, and $1,000,000 of the principal was repaid in 1994 and the remainder was repaid on May 2, 1996. In June and July of 1991, Alvita Products, Inc. issued four promissory notes payable to David Blechman and Jean Blechman in the aggregate principal amount of $250,000. Such promissory notes bore interest at a rate of 9% per annum and were repaid in April 1994. In 1988 and 1989, ARP borrowed funds from David Blechman and Jean Blechman in the aggregate principal amount of $545,500. These loans were non-interest bearing, and $200,000 of the principal was repaid in 1994 and the remainder was repaid on May 3, 1996.

  The Company believes that the transactions described above were on terms at least as favorable to the Company as could be obtained in transactions with independent third parties.

TRANSACTIONS WITH LGP

  LGP is the investment advisor to and an affiliate of the general partner of GEI, which after consummation of the Acquisition owns 48% of the outstanding shares of Common Stock of Holding. Following consummation of the Acquisition, Messrs. Danhakl and Sokoloff and Ms. Holden Dunbar, stockholders and directors of the general partner of LGP, became directors of the Company. See "Management--Directors and Executive Officers."

  Upon the consummation of the Acquisition, LGP received a fee of $1 million for its services in arranging and structuring the Acquisition, including, among other things, structuring and negotiating the Acquisition Agreement and the Stockholders Agreement, arranging and negotiating the terms of the New Credit Facility and related documents, assistance with the Note Offering, financial and market analyses, and other similar consulting and investment banking services. The majority of such services were performed on behalf of LGP by Messrs. Danhakl and Sokoloff and Ms. Holden Dunbar.

  In connection with the Acquisition, the Company entered into a Management Services Agreement with LGP pursuant to which LGP will receive an annual retainer fee of up to $400,000 plus reasonable expenses for providing certain management, consulting and financial planning services (the "LGP Management Fee"). The Company believes that the contacts and expertise provided by LGP in these areas enhance the Company's opportunities and management's expertise in these matters and that the fees to be paid to LGP fairly reflect the value of the services to be provided by LGP. The specialized consulting services provided by LGP overlap to some extent with the role of Messrs. Danhakl and Sokoloff and Ms. Holden Dunbar as directors of the Company, for which they do not receive any additional compensation. See "Management--Director Compensation." In addition to the LGP Management Fee, the Management Services Agreement provides that LGP may receive reasonable and customary fees and reasonable expenses from time to time for providing financial advisory and investment banking services in connection with major financial transactions that may be undertaken in the future; provided, however, that if the Continuing Stockholders maintain ownership of more than 30% of the shares of Common Stock of Holding, then the retention of LGP in connection with such major financial transactions is subject to the approval of a majority of the Blechman Brothers then serving as directors of the Company. The Management Services Agreement will terminate on the earlier of its seventh anniversary or such time as GEI no longer owns two-thirds of the shares of Common Stock of Holding issued to GEI pursuant to the Acquisition Agreement.

                            PRINCIPAL STOCKHOLDERS

  The information in the following table sets forth certain information with respect to the beneficial ownership of the Common Stock of Holding as of May 31, 1996 by (i) each person who beneficially owns more than 5% of the outstanding shares of Holding's Common Stock, (ii) each executive officer of the Company, (iii) each director of the Company, and (iv) all directors and executive officers of the Company as a group. Except as noted below, each person or entity has sole voting and investment power with respect to the shares shown.

                                                           NUMBER OF PERCENT OF
                                                            SHARES   OWNERSHIP
                                                           --------- ----------
Green Equity Investors II, L.P. ..........................  480,000      48%
 c/o Leonard Green & Partners, L.P.
 333 South Grand Avenue, Suite 5400
 Los Angeles, CA 90071
John G. Danhakl (a).......................................  480,000      48%
 c/o Leonard Green & Partners, L.P.
 333 South Grand Avenue, Suite 5400
 Los Angeles, CA 90071
Jennifer Holden Dunbar (a)................................  480,000      48%
 c/o Leonard Green & Partners, L.P.
 333 South Grand Avenue, Suite 5400
 Los Angeles, CA 90071
Jonathan D. Sokoloff (a)..................................  480,000      48%
 c/o Leonard Green & Partners, L.P.
 333 South Grand Avenue, Suite 5400
 Los Angeles, CA 90071
Brian Blechman............................................   89,689       9%
 c/o Twin Laboratories Inc.
 2120 Smithtown Avenue
 Ronkonkoma, NY 11779
Dean Blechman.............................................   89,689       9%
 c/o Twin Laboratories Inc.
 2120 Smithtown Avenue
 Ronkonkoma, NY 11779
Neil Blechman.............................................   89,689       9%
 c/o Twin Laboratories Inc.
 2120 Smithtown Avenue
 Ronkonkoma, NY 11779
Ross Blechman.............................................   89,689       9%
 c/o Twin Laboratories Inc.
 2120 Smithtown Avenue
 Ronkonkoma, NY 11779
Steve Blechman............................................   89,689       9%
 c/o Twin Laboratories Inc.
 2120 Smithtown Avenue
 Ronkonkoma, NY 11779
Stephen Welling...........................................    1,555       *
 c/o Twin Laboratories Inc.
 2120 Smithtown Avenue
 Ronkonkoma, NY 11779
All directors and executive officers as a group (9 per-
 sons) (b)................................................  930,000      93%

                                                  (footnotes on following page)

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(a) The shares shown as beneficially owned by Messrs. Danhakl and Sokoloff and Ms. Holden Dunbar represent 480,000 shares owned of record by GEI. GEI is a Delaware limited partnership managed by LGP, which is an affiliate of the general partner of GEI. Each of Leonard I. Green, Jonathan D. Sokoloff, John
  G. Danhakl, Gregory J. Annick and Jennifer Holden Dunbar, either directly (whether through ownership interest or position) or through one or more intermediaries, may be deemed to control LGP and such general partner. LGP and such general partner may be deemed to control the voting and disposition of the shares of Common Stock of Holding owned by GEI. As such, Messrs. Sokoloff and Danhakl and Ms. Holden Dunbar may be deemed to have shared voting and investment power with respect to all shares held by GEI. However, such individuals disclaim beneficial ownership of the securities held by GEI except to the extent of their respective pecuniary interests therein.
(b) Includes the shares referred to in Note a above.
*Less than 1%.

TERMS OF THE STOCKHOLDERS AGREEMENT

  Upon consummation of the Acquisition, GEI, the Continuing Stockholders and Holding entered into a Stockholders Agreement (the "Stockholders Agreement") in respect of their holdings of shares of Common Stock of Holding. The Stockholders Agreement contains certain transfer restrictions, pre-emptive rights and voting provisions which will terminate on the date of this Prospectus. Pursuant to the Stockholders Agreement, each of GEI and the Continuing Stockholders is granted certain demand registration rights which commence nine months after the Offerings. The Stockholders Agreement also contains certain "piggyback" registration rights arising in the event that Holding registers its securities under the Securities Act. Subject to the early termination of certain provisions of the Stockholders Agreement upon the occurrence of the Offerings, the Stockholders Agreement terminates on the tenth anniversary of the date thereof.

  Shares of common stock and Preferred Stock of Holding were issued to various institutional investors (the "Senior Preferred Holders") pursuant to a Stock Subscription Agreement among each such investor and Holding. Upon consummation of the Acquisition, GEI, the Continuing Stockholders, the Senior Preferred Holders and Holding entered into a secondary stockholders agreement (the "Secondary Stockholders Agreement") in respect of their holdings of shares of stock of Holding. Pursuant to such Secondary Stockholders Agreement, the Senior Preferred Holders were granted certain rights of transfer of their shares and certain rights of first refusal, which will terminate upon the closing of the Offerings. In addition, commencing on the fifth anniversary of the Secondary Stockholders Agreement, the Senior Preferred Holders will be entitled to exercise one demand registration right with respect to their shares of Common Stock of Holding. Finally, the Senior Preferred Holders will have certain "piggyback" registration rights on other registrations of equity securities of the Company. Subject to the early termination of certain provisions of the Secondary Stockholders Agreement upon the occurrence of the Offerings, the Secondary Stockholders Agreement terminates on the tenth anniversary of the date thereof.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

THE NEW CREDIT FACILITY

  The New Credit Facility, agented by Chemical Bank ("Chemical") and The Bank of New York, provides for (i) a six-year term loan facility, in the amount of $53.0 million maturing on May 7, 2002 (the "Term Loan"), and (ii) a six year revolving credit facility (the "Revolving Credit Facility") of $15.0 million expiring on May 7, 2002. The Revolving Credit Facility and the Term Loan bear interest at an annual rate, at the Company's option, equal to the "ABR plus the Applicable Margin" ("ABR Loans") or the "Eurodollar Rate plus Applicable Margin" ("Eurodollar Loans"). As used herein "ABR" means the highest of (i) the rate of interest publicly announced by Chemical as its prime rate in effect at its principal office in New York City, (ii) the secondary market rate for certificates of deposit (grossed up for maximum statutory reserve requirements) plus 1% and (iii) the federal funds effective rate from time to time plus 0.5%. "Eurodollar Rate" means the rate (grossed up for maximum statutory reserve requirements for eurocurrency liabilities) at which eurodollar deposits for one, two, three or six months (as selected by the Company) are offered to Chemical in the interbank eurodollar market in the approximate amount of Chemical's share of the applicable loan. "Applicable Margin" means (a) 1.25%, in the case of ABR Loans and (b) 2.50%, in the case of Eurodollar Loans. Interest rates on the credit facilities are subject to reduction in the event the Company meets certain financial tests.

  The proceeds of the Term Loan were used, together with proceeds of the Note Offering and the issuance of shares of Common Stock and Preferred Stock of Holding and available cash of the Company, to finance the Acquisition, to refinance certain debt of the Company and to pay related fees and expenses. The proceeds of the Revolving Credit Facility can be used to provide for the working capital requirements of the Company and for general corporate purposes, including, without limitation, the payment of transaction fees and tax adjustments.

  The New Credit Facility is secured by first priority security interests in all of the tangible and intangible assets of Twin Laboratories Inc. and its direct and indirect subsidiaries. In addition, the loans under the New Credit Facility are guaranteed by Holding, ARP and certain of Twin Laboratories Inc.'s future subsidiaries. Additionally, the Company will be required to apply 75% (subject to reduction to 50% if certain financial tests are met) of excess cash flow (as defined in the New Credit Facility), 100% of the net proceeds of certain dispositions of material assets (other than inventory in the ordinary course of business), 50% of the net proceeds of the issuance or sale of the first $60 million of equity by Holding and 100% of the net proceeds of the incurrence of certain indebtedness, to the repayment of the New Credit Facility.

  The New Credit Facility contains certain financial and operating covenants including a maximum leverage ratio, a minimum EBITDA and a minimum fixed charge coverage ratio. In addition, the Company is limited in the amount of annual capital expenditures and capital lease obligations it may incur.

  The operating covenants of the New Credit Facility include limitations on the ability of the Company to (i) incur additional indebtedness, other than certain permitted indebtedness, (ii) permit additional liens or encumbrances, other than certain permitted liens, (iii) make any investments in other persons, other than certain permitted investments, (iv) become obligated with respect to contingent obligations, other than certain permitted contingent obligations, and (v) make restricted junior payments (including dividends on its common stock). The operating covenants also include restrictions on certain specified fundamental changes, such as mergers and asset sales, transactions with shareholders and affiliates, and business outside the ordinary course as currently conducted and certain extensions thereof, amendments or waivers of certain specified agreements, and the issuance of guarantees or other credit enhancements.

  If for any reason the Company is unable to comply with the terms of the New Credit Facility, including the covenants included therein, such noncompliance would result in an event of default under the New Credit Facility and could result in acceleration of the payment of the indebtedness outstanding under the New Credit Facility.

DESCRIPTION OF NOTES

  The 10 1/4% Senior Subordinated Notes due 2006 (the "Notes") were issued in a transaction (the "Notes Offering") pursuant to which Twin Laboratories Inc. issued an aggregate of $100,000,000 principal amount of the Notes to Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and Chase Securities Inc. (together with DLJ, the "Initial Notes Purchasers") on May 7, 1996 (the "Note Offering Closing Date"). The Initial Notes Purchasers subsequently resold the Notes in reliance on Rule 144A and certain other exemptions under the Securities Act. The Company and the Initial Notes Purchasers also entered into a Registration Rights Agreement, pursuant to which the Company granted certain registration rights for the benefit of the holders of the Notes. The Company intends to consummate a registered exchange offer under the Securities Act for the Notes (the "Exchange Offer") to satisfy certain of the Company's obligations under the Registration Rights Agreement with respect to the Notes. If the Exchange Offer is not filed or consummated within certain time periods specified in the Registration Rights Agreement (a "Registration Default"), the Company is obligated to pay liquidated damages to each holder of the Notes, with respect to the first 90-day period following such default in an amount equal to $.05 per week per $1,000 principal amount of Notes which will increase by an additional $.05 per week per $1,000 principal amount of Notes per Registration Default up to a maximum of $.30 per week per $1,000 principal amount of Notes.

  The Notes were issued under an indenture, dated as of the Note Offering Closing Date (the "Indenture"), among Holding, Twin Laboratories Inc., ARP and Fleet National Bank as trustee. The Notes are not redeemable, in whole or in part, prior to May 15, 2001. Thereafter, the Notes are redeemable at the redemption prices set forth in the Indenture, plus interest accrued thereon to the redemption date. Notwithstanding the foregoing, at any time on or before May 15, 1999, Twin Laboratories Inc. may redeem up to 35% of the original aggregate principal amount of the Notes, in whole or in part, with the net proceeds of one or more Equity Offerings (as defined therein) at a redemption price equal to 109 1/2% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption. Upon the occurrence of a Change of Control (as defined therein), Twin Laboratories Inc. will be required to make an offer to repurchase all outstanding Notes at 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

  The Notes are general unsecured obligations of Twin Laboratories Inc. subordinated in right of payment to all existing and future Senior Debt (as defined therein) of Twin Laboratories Inc., including borrowings under the New Credit Facility. The payment of the principal of, premium, if any, and interest on the Notes are guaranteed (the "Guarantees") by Holding and ARP (the "Guarantors"). The Guarantees are subordinated in right of payment to all existing and future Senior Debt of the Guarantors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources." The Indenture permits the Company to incur additional indebtedness, including additional Senior Debt. The Indenture contains certain covenants with respect to Twin Laboratories Inc. and the Subsidiary Guarantors (as defined therein) that limit the ability of Twin Laboratories Inc. and the Subsidiary Guarantors to, among other things, (i) incur additional Indebtedness (as defined therein) and issue certain preferred stock, (ii) pay dividends or make other distributions, (iii) layer Indebtedness, (iv) create certain liens, (v) sell certain assets, (vi) enter into certain transactions with affiliates, or (vii) enter into certain mergers or consolidations involving Twin Laboratories Inc.

  The form and terms of the notes to be issued under the Exchange Offer (the "New Notes") will be identical in all material respects to the form and terms of the Notes.

                         DESCRIPTION OF CAPITAL STOCK

  Holding's Certificate of Incorporation authorizes Holding to issue shares of Common Stock and shares of the Preferred Stock.

COMMON STOCK

  Subject to the rights of the holders of any Preferred Stock which may be outstanding, all shares of Common Stock will participate equally in dividends payable to holders of Common Stock when, as and if declared by Holding's Board of Directors and in net assets available for distribution to holders of Common Stock on liquidation or dissolution, will have one vote per share on all matters submitted to a vote of Holding's stockholders and will not have cumulative voting rights in the election of directors. All issued and outstanding shares of Common Stock will be fully paid and nonassessable, and the holders thereof will not have preemptive rights, except as provided in the Stockholders Agreement.

PREFERRED STOCK

  The Certificate of Incorporation of Holding authorizes the issuance of shares of Preferred Stock in two series, the Senior Preferred Stock and the Junior Preferred Stock, and fixes for each such series the designations, preferences and relative, participating, optional or other special rights, and the qualifications, limitations or restrictions thereof. In connection with the consummation of the Acquisition and the Note Offering, Holding's Board of Directors authorized the issuance of Senior Preferred Stock and Junior Preferred Stock, the terms of which are described below.

SENIOR PREFERRED STOCK

  The Certificate of Incorporation limits the number of shares of Senior Preferred Stock which can be issued to 30,000 plus additional shares of Senior Preferred Stock which may be issued in payment of dividends on the Senior Preferred Stock if Holding elects to pay dividends in additional shares of Senior Preferred Stock. The aggregate liquidation preference of the Senior Preferred Stock issued upon the consummation of the Acquisition was $30.0 million. Dividends on the Senior Preferred Stock accrue at the rate of 14% per annum and will be payable quarterly when, as and if declared by the Board of Directors. Dividends shall be paid in additional fully paid and non-assessable shares of Senior Preferred Stock having an aggregate liquidation preference equal to the amount of such dividends; provided, however, that Holding may, at its option and upon a majority vote of directors not affiliated with LGP ("Unaffiliated Directors"), pay dividends in cash.

  The Senior Preferred Stock is redeemable at any time, in whole or in part, at the option of Holding and upon a majority vote of Unaffiliated Directors, at the amount of the liquidation preference including accrued and unpaid dividends, except that (i) no partial redemption is allowed unless full cumulative dividends have been paid on all shares and (ii) no optional redemption is allowed at any time when Holding is making or required to make an offer to purchase Preferred Stock upon a change of control. The Senior Preferred Stock will be subject to mandatory redemption at the amount of the liquidation preference including accrued and unpaid dividends on May 1, 2007.

  In the event of a Change of Control (as defined), Holding will be required to make an offer to repurchase the outstanding Senior Preferred Stock at a price equal to 101% of the liquidation preference thereof, plus accrued and unpaid dividends.

  The Senior Preferred Stock ranks junior in right of payment to all liabilities of Holding and to any preferred stock senior in right of payment to the Senior Preferred Stock (if consented to by holders of a majority of the shares of Senior Preferred Stock) and ranks senior in right of payment to the Junior Preferred Stock and Common Stock.

  Holders of the Senior Preferred Stock have no voting rights with respect to general corporate matters except as provided by law or as set forth in the Certificate of Incorporation. The Certificate of Incorporation provides that the Senior Preferred Stock will have class voting rights with regard to, among other things, (i) authorization or issuance of stock which is senior to or on a parity with the Senior Preferred Stock as to dividends and distributions upon liquidation; (ii) issuance of additional shares of Senior Preferred Stock other than in payment of dividends on Senior Preferred Stock; (iii) changes to the Certificate of Incorporation or By-laws of Holding so as to affect adversely any of the preferences, rights, powers or privileges of the Senior Preferred Stock or of the holders thereof as such; (iv) mergers, consolidations or sales of all or substantially all of the assets of Holding (or of Holding and its subsidiaries, taken as a whole) unless (a) the shares of Senior Preferred Stock will be redeemed upon consummation of such transaction or (b) certain other conditions are met; (v) certain transactions with affiliates; and (vi) subject to certain exceptions (including exceptions relating to the Junior Preferred Stock), payment of dividends on, or redemption or repurchase of, junior securities. All shares of the Senior Preferred Stock will be redeemed in connection with the Offerings.

JUNIOR PREFERRED STOCK

  The Certificate of Incorporation limits the number of shares of Junior Preferred Stock which can be issued to 37,000, plus additional shares of Junior Preferred Stock which may be issued in payment of dividends on the Junior Preferred Stock if Holding elects to pay dividends in additional shares of Junior Preferred Stock. The aggregate liquidation preference of the Junior Preferred Stock issued upon the consummation of the Acquisition was $37.0 million. Dividends on the Junior Preferred Stock accrue at the rate of 11.25% per annum and will be payable quarterly when, as and if declared by the Board of Directors. Dividends shall be paid in additional fully paid and non-assessable shares of Junior Preferred Stock having an aggregate liquidation preference equal to the amount of such dividends; provided, however, that if dividends are then being paid in cash on the Senior Preferred Stock, Holding may, at its option and upon a majority vote of Unaffiliated Directors, pay dividends on the Junior Preferred Stock in cash.

  The Junior Preferred Stock ranks junior in right of payment to all liabilities of Holding and to the Senior Preferred Stock and any other preferred stock senior in right of payment to the Junior Preferred Stock (if consented to by holders of a majority of the shares of Junior Preferred Stock) and ranks senior in right of payment to any additional preferred stock which does not expressly provide that it ranks senior to or on a parity with the Junior Preferred Stock and the Common Stock.

  Other than as set forth above with respect to ranking, the powers, rights, designations and preferences, and qualifications, restrictions and limitations thereof, of the Junior Preferred Stock are substantially similar to those of the Senior Preferred Stock. All shares of the Junior Preferred Stock will be redeemed in connection with the Offerings.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Upon completion of the Offerings, Holding will have      shares of Common
Stock outstanding. Of these shares, the      shares sold in the Offerings will
be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by "affiliates" of the Company, as that term is defined under the Securities Act ("Affiliates"), may generally only be sold in compliance with the limitations of Rule 144 described below.

  The remaining      shares of Common Stock (the "Restricted Shares")
constitute restricted securities under Rule 144 and were issued by the Company in private transactions in reliance upon one or more exemptions under the Securities Act. Such restricted securities may be resold in a public distribution only if registered under the Securities Act (which registration is contemplated with respect to all of such restricted securities as described below) or pursuant to an exemption therefrom, including Rule 144. The Company, its officers, directors and certain other stockholders who collectively are
the beneficial owners of an aggregate of    shares of common
stock, have agreed with the Underwriters not to directly or indirectly without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation offer, sell, contract to sell, grant any option to purchase or otherwise dispose of any Common Stock or any securities convertible into or exchangeable or exercisable for, or warrants, options or rights to purchase or acquire Common Stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any Common Stock, or enter into any agreement to do any of the foregoing, for a period of 180 days after the date of this Prospectus (the "Lock-Up Period"). Upon the expiration of such 180 day period, such holders will in general be entitled to dispose of their shares, although the shares of Common Stock held by affiliates of the Company will continue to be subject to the restrictions of Rule 144 under the Securities Act.

  In general, under Rule 144 of the Securities Act as currently in effect, beginning 90 days after the Offerings, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years, including a person who may be deemed an Affiliate of the Company, is entitled to sell within any three-month period a number of shares of Common Stock that does not exceed the greater of 1% of the then outstanding shares of
Common Stock (approximately      shares after giving effect to the Offerings)
or the average weekly trading volume of the Common Stock as reported through
the        during the four calendar weeks preceding such sale. Sales under
Rule 144 are subject to certain restrictions relating to manner of sale, notice and the availability of current public information about the Company. In addition, under Rule 144(k), a person who is not an Affiliate of the Company at any time 90 days preceding a sale, and who has beneficially owned shares for at least three years, would be entitled to sell such shares immediately following the Offerings without regard to the volume limitations, manner of sale provisions or notice or other requirements of Rule 144.

  The Company has granted certain institutional investors and their transferees certain demand and piggyback registration rights covering an
aggregate of      shares. These registration rights will become exercisable on
May 7, 2001. The Company has also granted GEI and the Continuing Stockholders certain demand and piggyback registration rights covering an aggregate of shares. The demand registration rights for GEI and the Continuing Stockholders are not exercisable until nine months from the date on which the Offerings is consummated. When and as these rights are exercised, additional shares will become available for sale upon the effectiveness of a registration statement filed pursuant to exercise of such rights. See "Principal Stockholders--Terms of the Stockholders Agreement."

  Prior to the Offerings there has been no public market for the Common Stock and any sale of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

                    CERTAIN UNITED STATES TAX CONSEQUENCES

                         TO NON-UNITED STATES HOLDERS

  The following is a general discussion of certain United States federal income and estate tax consequences of the purchase, ownership and disposition of the Common Stock by a "Non-United States Holder." For the purpose of this summary, a "Non-United States Holder" is any person or entity that is not (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized in or under the laws of the United States or of any political subdivision thereof or (c) an estate or trust that is subject to United States federal taxation on its income regardless of its source. This summary does not deal with all aspects of United States federal income and estate taxation that may be relevant to Non-United States Holders in light of their personal circumstances and does not address foreign, state and local tax consequences. Furthermore, this summary is based on current provisions of the Internal Revenue Code existing, temporary and proposed regulations promulgated thereunder and administrative and judicial interpretations, all of which are subject to change, possibly with retroactive effect. Prospective foreign investors are urged to consult their tax advisors regarding the United States federal, state, local and non-United States income and other tax consequences of purchasing, owning and disposing of the Common Stock.

DIVIDENDS

  The Company does not expect to pay dividends on its Common Stock in the foreseeable future. See "Dividend Policy." Generally, any dividends paid with respect to the Common Stock to a Non-United States Holder will be subject to withholding of United States federal income tax at a 30% tax rate (or such lower tax rate as may be specified by an applicable income tax treaty). Dividends received by a Non-United States Holder that are effectively connected with a United States trade or business conducted by such Non-United States Holder are exempt from such withholding tax. However, such effectively connected dividends, net of certain deductions and credits, are taxed at the same graduated rates applicable to United States persons. A Non-United States Holder may claim exemption from withholding under the effectively connected income exception by filing Form 4224 (Statement Claiming Exemption from Withholding of Tax on Income Effectively Connected with the Conduct of Business in the United States) with the Company or its paying agent. Under current United States Treasury regulations, dividends paid to an address in a foreign country are presumed to be paid to a resident of such country for purposes of the withholding discussed above (unless the payor has knowledge to the contrary) and, under the current interpretation of United States Treasury regulations, for purposes of determining the applicability of a tax treaty rate. Treasury regulations proposed to be effective for payments made after December 31, 1997, which have not been finally adopted, however, would require Non-United States Holders to file certain new forms to obtain the benefit of any applicable tax treaty providing for a lower rate of withholding tax on dividends. Such forms would contain the holder's name, address and certain other information.

  In addition to the graduated tax described above, dividends received by a corporate Non-United States Holder that are effectively connected with a United States trade or business of the corporate Non-United States Holder may also be subject to a branch profits tax at a 30% tax rate (or such lower rate as may be specified by an applicable income tax treaty).

DISPOSITION OF COMMON STOCK

  A Non-United States Holder generally will not be subject to United States federal income tax on any gain recognized upon the sale or other disposition of Common Stock unless (i) such gain is effectively connected with a United States trade or business of the Non-United States Holder, (ii) in the case of a Non-United States Holder who is a non-resident alien individual and holds the Common Stock as a capital asset, such holder is present in the United States for 183 or more days in the taxable year of disposition and either (a) has a "tax home" in the United States for United States federal income tax purposes or (b) has an office or other fixed place of business in the United States to which the gain is attributable (iii) the Non-United States Holder is subject to tax pursuant to the provisions of United States federal income tax laws applicable to certain expatriates or (iv) the Company is or has been a "United States real property holding corporation" ("USRPHC") for federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such Non-United States Holder's holding period and, provided that the Common Stock continues to be "regularly traded on an established securities market" for tax purposes, the Non-United States Holder held, directly or indirectly, at any time during the five-year period ending on the date of disposition, more than 5% of the outstanding Common Stock. The Company has determined that it has not been and is not currently and does not believe that it will become, a USRPHC for federal income tax purposes. If a Non-United States Holder falls under clause (i) above, the holder will be taxed on the net gain derived from the sale under regular graduated United States federal income tax rates (and, with respect to corporate Non-United States Holders, may also be subject to the branch profits tax described above). If an individual Non-United States Holder falls under clause (ii) above, the holder generally will be subject to a 30% tax on the gain derived from the sale, which gain may be offset by U.S. capital losses recognized within the same taxable year of such sale or disposition.

BACKUP WITHHOLDING AND INFORMATION REPORTING

  In the event the Company decides, contrary to its present intention, to pay dividends with respect to its Common Stock, the Company must report to the United States Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. See "Dividend Policy." The United States Internal Revenue Service may make such reports available to tax authorities in the recipient's country of residence.

  Dividends paid to a Non-United States Holder at an address within the United States may be subject to backup withholding at a rate of 31% if the Non-United States Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payor.

  The payment of the proceeds of the disposition of Common Stock by or through the United States office of a broker is subject to information reporting and backup withholding at a rate of 31% unless the holder certifies its non-United States status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds by or through a foreign office of (a) a United States broker, (b) a foreign broker that is a controlled foreign corporation for United States federal income tax purposes or (c) a foreign broker 50% or more of whose gross income for certain periods is effectively connected with the conduct of a trade or business, unless such broker has documentary evidence in its files of the owner's foreign status and has no actual knowledge to the contrary. Generally, United States information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States by or through a foreign office of a non-U.S. broker.

  Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the United States Internal Revenue Service.

FEDERAL ESTATE TAXES

  Common Stock owned or treated as owned by an individual who is not a citizen or resident of the United States (as defined for United States federal estate tax purposes) at the time of death will be included in such individual's gross estate for United States federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

                                 UNDERWRITING

  Subject to the terms and conditions contained in the Underwriting Agreement (the "Underwriting Agreement"), the United States Underwriters named below (the "U.S. Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation is acting as representative (the "U.S. Representative"), and the international managers named below (the "International Managers" and, together with the U.S. Underwriters, the "Underwriters"), for whom Donaldson, Lufkin & Jenrette Securities Corporation is acting as representative (the "International Representative" and, together with the U.S. Representative, the "Representative"), have severally agreed to purchase from the Company an
aggregate of      shares of Common Stock. The number of shares of Common Stock that each Underwriter has agreed to purchase is set forth opposite its name below:

                                                                       NUMBER OF
         U.S. UNDERWRITERS                                              SHARES
         -----------------                                             ---------
Donaldson, Lufkin & Jenrette Securities Corporation...................
                                                                          ---
  U.S. Offering subtotal..............................................
                                                                          ---


                                                                       NUMBER OF
         INTERNATIONAL MANAGERS                                         SHARES
         ----------------------                                        ---------
Donaldson, Lufkin & Jenrette Securities Corporation...................
                                                                          ---
  International Offering subtotal.....................................
                                                                          ---
    Total.............................................................
                                                                          ===

  The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the shares of Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such Shares (other than those covered by the over-allotment option described below) must be so purchased. The offering price and underwriting discounts and commissions per share for the U.S. Offering and the International Offering are identical.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

  The Representative has advised the Company that the Underwriters propose to offer the shares of Common Stock to the public initially at the price to the public set forth on the cover page of this Prospectus and to certain dealers (who may include the Underwriters) at such price, less a concession not in
excess of $    per share. The Underwriters may allow, and such dealers may re-
allow, discounts not in excess of $    per share to any other Underwriter and
certain other dealers. After the Offerings, the offering price and other selling terms may be changed by the Underwriters.

  The Company has granted to the U.S. Underwriters an option to purchase up to
an aggregate of        additional shares of Common Stock, at the initial
public offering price less underwriting discounts and commissions, solely to cover over-allotments. Such option may be exercised at any time until 30 days after the date of this Prospectus. To the extent that the U.S. Representative exercises such option, each of the U.S. Underwriters will be committed, subject to certain conditions, to purchase a number of shares proportionate to such U.S. Underwriter's initial commitment as indicated in the preceding tables.

  The Company, its officers, directors, and certain other stockholders, who
collectively are the beneficial owners of an aggregate of      shares of
Common Stock, have agreed with the Underwriters not to, directly or indirectly, offer, sell, contract to sell, grant any option to purchase or otherwise dispose of, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for, or warrants, options or rights to purchase or acquire, Common Stock or in any other manner transfer all or a portion of the economic consequences associated with the ownership of any Common Stock, or enter into any agreement to do any of the foregoing, for a period of 180 days after the date of this Prospectus. See "Shares Eligible for Future Sale."

  Pursuant to an Agreement Between U.S. Underwriters and International Managers (the "Agreement Between U.S. Underwriters and International Managers"), each U.S. Underwriter has represented and agreed that, with respect to the shares included in the U.S. Offering and with certain exceptions, (a) it is not purchasing any Common Stock for the account of anyone other than a United States or Canadian Person (as defined below) and
(b) it has not offered or sold, and will not offer or sell, directly or indirectly, any Common Stock or distribute this Prospectus outside of the United States or Canada or to anyone other than a United States or Canadian Person. Pursuant to the Agreement Between U.S. Underwriters and International Managers, each International Manager has represented and agreed that, with respect to the shares included in the International Offering and with certain exceptions, (a) it is not purchasing any Common Stock for the account of any United States or Canadian Person and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any Common Stock or distribute this Prospectus within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions and to certain other transactions among the International Managers and the U.S. Underwriters. As used herein, "United States or Canadian Person" means any national or resident of the United States or Canada or any corporation, pension, profit-sharing or other trust or other entity organized under the laws of the United States or Canada or of any political subdivision thereof (other than a branch located outside the United States or Canada of any United States or Canadian Person) and includes any United States or Canadian branch of a person who is not otherwise a United States or Canadian Person, and "United States" means the United States of America, its territories, its possessions and all areas subject to its jurisdiction.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, sales may be made between the U.S. Underwriters and the International Managers of any number of shares of Common Stock to be purchased pursuant to the Underwriting Agreement as may be mutually agreed. The per share price and currency of settlement of any shares so sold shall be the public offering price set forth on the cover page hereof, in United States dollars, less an amount not greater than the per share amount of the concession to dealers set forth above.

  Pursuant to the Agreement Between U.S. Underwriters and International Managers, each U.S. Underwriter has represented that it has not offered or sold, and has agreed not to offer or sell, any Common Stock, directly or indirectly, in Canada in contravention of the securities laws of Canada or any province or territory thereof and has represented that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made. Each U.S. Underwriter has further agreed to send any dealer who purchases from it any Common Stock a notice stating in substance that, by purchasing such Common Stock, such dealer represents and agrees that it has not offered or sold, and will not offer or sell, directly or indirectly, any of such Common Stock in Canada in contravention of the securities laws of Canada or any province or territory thereof and that any offer of Common Stock in Canada will be made only pursuant to an exemption from the requirement to file a prospectus in the province or territory of Canada in which such offer is made, and that such dealer will deliver to any other dealer to whom it sells any of such Common Stock a notice to the foregoing effect.

  Pursuant to the Agreement between U.S. Underwriters and International Managers, each International Manager has represented and agreed that (i) it has not offered or sold and during the period of six months from the date of this Prospectus will not offer or sell any Common Stock to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which do not constitute an offer to the public in the United Kingdom for the purposes of the Public Offers of Securities Regulations 1995 (the "Regulations"); (ii) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 of Great Britain and the Regulations with respect to anything done by it in relation to the Common Stock in, from or otherwise involving the United Kingdom; and (iii) it has only issued or passed on and will only issue or pass on in the United Kingdom any document in connection with the issue or sale of the Common Stock to a person who is of a kind described in Article 11(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1995 of Great Britain or is a person to whom the document may otherwise lawfully be issued or passed on.

  No action has been taken in any jurisdiction by the Company or the Underwriters that would permit a public offering of the Common Stock offered pursuant to the Offerings in any jurisdiction where action for that purpose is required, other than the United States. The distribution of this Prospectus and the offering or sale of the shares of Common Stock offered hereby in certain jurisdictions may be restricted by law. Accordingly, the shares of Common Stock offered hereby may not be offered or sold, directly or indirectly, and neither this Prospectus nor any other offering material or advertisements in connection with the Common Stock may be distributed or published, in or from any jurisdiction, except under circumstances that will result in compliance with applicable rules and regulations of any such jurisdiction. Such restrictions may be set out in applicable Prospectus supplements. Persons into whose possession this Prospectus comes are required by the Company and the Underwriters to inform themselves about and to observe any applicable restrictions. This Prospectus does not constitute an offer of, or an invitation to subscribe for purchase of, any shares of Common Stock and may not be used for the purpose of an offer to, or solicitation by, anyone in any jurisdiction or in any circumstances in which such offer or solicitation is not authorized or is unlawful.

  The Representative has informed the Company that the Underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares of Common Stock offered by them and the sales to discretionary accounts by the Representative will be less than one percent of the total number of shares of Common Stock offered by them.

  Prior to the Offerings, there has been no public market for the shares of Common Stock. The initial public offering price has been negotiated among the Company and the Representative. Among the factors considered in determining the initial public offering price of the Common Stock, in addition to prevailing market conditions, were the Company's historical performance, estimates of the business potential and earnings prospects of the Company, an assessment of the Company's management and the consideration of the above factors in relation to market valuation of companies in related businesses.

  Donaldson, Lufkin & Jenrette Securities Corporation has in the past provided, and may in the future provide, investment banking services for LGP and its affiliates. Affiliates of Donaldson, Lufkin & Jenrette Securities Corporation own 1.61% of the limited partnership interest in GEI. Affiliates of Donaldson, Lufkin & Jenrette Securities Corporation own $7.5 million in aggregate liquidation preference of the Senior Preferred Stock and will receive approximately $7.5 million of the net proceeds of the Offerings in connection with the redemption of such shares. See "Use of Proceeds."

  Application will be made to have the shares of Common Stock listed on the
New York Stock Exchange under the symbol "    ."

                                 LEGAL MATTERS

  The validity of the Shares offered hereby will be passed upon for the Company by Kramer, Levin, Naftalis & Frankel, New York, New York. Certain legal matters will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom, New York, New York.

                                    EXPERTS

  The consolidated financial statements of TLG Laboratories Holding Corp. as of December 31, 1994 and 1995 and for each of the three years in the period ended December 31, 1995 included in this Prospectus and the related financial statement schedule included elsewhere in the Registration Statement, have been audited by Deloitte & Touche llp, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                           PAGE
                                                                           ----
Independent Auditors' Report.............................................. F-2
Financial Statements
  Consolidated Balance Sheets as of December 31, 1994 and 1995 and March
   31, 1996 (unaudited)................................................... F-3
  Consolidated Statements of Income for the Years Ended December 31, 1993,
   1994 and 1995 and the Three Months Ended March 31, 1995 (unaudited) and
   1996 (unaudited)....................................................... F-4
  Consolidated Statements of Shareholders' Equity for the Years Ended
   December 31, 1993, 1994 and 1995 and the Three Months Ended March 31,
   1996 (unaudited)....................................................... F-5
  Consolidated Statements of Cash Flows for the Years Ended December 31,
   1993, 1994 and 1995 and the Three Months Ended March 31, 1995
   (unaudited) and 1996 (unaudited)....................................... F-6
  Notes to Consolidated Financial Statements.............................. F-7

                         INDEPENDENT AUDITORS' REPORT

To the Shareholders of
TLG Laboratories Holding Corp.
Ronkonkoma, New York

  We have audited the accompanying consolidated balance sheets of TLG Laboratories Holding Corp. and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, such consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 1994 and 1995, and the results of their consolidated operations and their consolidated cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Jericho, New York
February 9, 1996
(May 7, 1996 as to Notes 1 and 16)

              TLG LABORATORIES HOLDING CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

          (IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                     DECEMBER 31,
                                                    ---------------  MARCH 31,
                                                     1994    1995      1996
                                                    ------- ------- -----------
                                                                    (UNAUDITED)
ASSETS
Current assets:
  Cash and cash equivalents (Note 7)............... $ 5,735 $ 7,945   $15,049
  Marketable securities (Note 2)...................   1,178     201       224
  Accounts receivable, net of allowance for bad
   debts of $63, $177 and $244, respectively (Notes
   7 and 15).......................................  17,892  24,372    23,669
  Inventories (Notes 3 and 7)......................  22,732  25,273    28,110
  Prepaid expenses and other current assets........   1,179     872     1,479
                                                    ------- -------   -------
    Total current assets...........................  48,716  58,663    68,531
Marketable securities (Note 2).....................     201     --        --
Property, plant and equipment, net (Notes 4, 8 and
 9)................................................  12,071  13,036    12,989
Other assets (Note 5)..............................   3,718   3,610     3,631
                                                    ------- -------   -------
Total.............................................. $64,706 $75,309   $85,151
                                                    ======= =======   =======
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt (Note 8)....... $ 1,101 $ 1,479   $ 1,471
  Current portion of capital lease obligations
   (Note 9)........................................     126     136       138
  Loan payable--bank (Note 7)......................     660     660       660
  Notes payable--shareholders (Note 14)............   1,846     846       846
  Accounts payable.................................   3,612   6,854     9,814
  Accrued expenses and other current liabilities
   (Note 6)........................................   3,135   4,258     4,208
                                                    ------- -------   -------
    Total current liabilities......................  10,480  14,233    17,137
Long-term debt, less current portion (Note 8)......   5,116   5,367     5,290
Capital lease obligations, less current portion
 (Note 9)..........................................     439     304       268
                                                    ------- -------   -------
    Total liabilities..............................  16,035  19,904    22,695
                                                    ------- -------   -------
Commitments and contingencies (Notes 12 and 13)
Shareholders' equity:
  Common stock, $1 par value; 1,000,000 shares
   authorized; 450,000 shares issued and
   outstanding.....................................     450     450       450
  Additional paid-in capital.......................      68      68        68
  Retained earnings................................  48,153  54,887    61,938
                                                    ------- -------   -------
    Total shareholders' equity.....................  48,671  55,405    62,456
                                                    ------- -------   -------
Total.............................................. $64,706 $75,309   $85,151
                                                    ======= =======   =======


                See notes to consolidated financial statements.

              TLG LABORATORIES HOLDING CORP. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

          (IN THOUSANDS OF DOLLARS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                   YEAR ENDED             THREE MONTHS
                                  DECEMBER 31,           ENDED MARCH 31,
                            ---------------------------  ----------------
                             1993      1994      1995     1995     1996
                            -------  --------  --------  -------  -------
                                                           (UNAUDITED)
Net sales (Note 15)........ $99,897  $117,342  $148,735  $36,128  $43,984
Cost of sales..............  62,131    70,247    89,932   22,158   26,362
                            -------  --------  --------  -------  -------
Gross profit...............  37,766    47,095    58,803   13,970   17,622
Operating expenses.........  21,125    23,022    27,191    7,501    7,299
                            -------  --------  --------  -------  -------
Income from operations.....  16,641    24,073    31,612    6,469   10,323
                            -------  --------  --------  -------  -------
Other (expense) income:
  Interest income..........     242       254       313       82      167
  Interest expense.........    (487)     (761)     (866)    (168)    (224)
  Transaction expenses
   (Note 1)................     --        --       (656)      --     (400)
  Other....................     510       354        61        5       (1)
                            -------  --------  --------  -------  -------
                                265      (153)   (1,148)     (81)    (458)
                            -------  --------  --------  -------  -------
Income before unusual item
 and provision for income
 taxes.....................  16,906    23,920    30,464    6,388    9,865
Unusual item--nonrecurring
 charge for prior years'
 income tax assessment
 (Note 13).................     --      1,982       --       --       --
Provision for income taxes
 (Note 10).................     230       245       240       50       86
                            -------  --------  --------  -------  -------
Net income................. $16,676  $ 21,693  $ 30,224  $ 6,338  $ 9,779
                            =======  ========  ========  =======  =======
Pro forma (Note 1)
Historical income before
 provision for income
 taxes..................... $16,906  $ 21,938  $ 30,464  $ 6,388  $ 9,865
Pro forma provision for
 income taxes..............   6,644     9,087    12,060    2,529    3,906
                            -------  --------  --------  -------  -------
Pro forma net income....... $10,262  $ 12,851  $ 18,404  $ 3,859  $ 5,959
                            =======  ========  ========  =======  =======
Pro forma net income per     $22.80    $28.56    $40.90    $8.58   $13.24
 share..................... =======  ========  ========  =======  =======
Weighted average shares     450,000   450,000   450,000  450,000  450,000
 outstanding (Note 2)...... =======  ========  ========  =======  =======



                See notes to consolidated financial statements.

              TLG LABORATORIES HOLDING CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                           (IN THOUSANDS OF DOLLARS)

                                                 ADDITIONAL
                                          COMMON  PAID-IN   RETAINED
                                          STOCK   CAPITAL   EARNINGS   TOTAL
                                          ------ ---------- --------  --------
Balance at January 1, 1993...............  $442     $ 1     $ 32,737  $ 33,180
Issuance of capital stock--B. Bros.......     8      67          --         75
Net income...............................   --      --        16,676    16,676
Distributions to shareholders............   --      --        (9,388)   (9,388)
                                           ----     ---     --------  --------
Balance at December 31, 1993.............   450      68       40,025    40,543
Net income...............................   --      --        21,693    21,693
Distributions to shareholders............   --      --       (13,565)  (13,565)
                                           ----     ---     --------  --------
Balance at December 31, 1994.............   450      68       48,153    48,671
Net income...............................   --      --        30,224    30,224
Distributions to shareholders............   --      --       (23,490)  (23,490)
                                           ----     ---     --------  --------
Balance at December 31, 1995.............   450      68       54,887    55,405
Net income (unaudited)...................   --      --         9,779     9,779
Distributions to shareholders
 (unaudited).............................   --      --        (2,728)   (2,728)
                                           ----     ---     --------  --------
Balance at March 31, 1996 (unaudited)....  $450     $68     $ 61,938  $ 62,456
                                           ====     ===     ========  ========




                See notes to consolidated financial statements.

              TLG LABORATORIES HOLDING CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                           (IN THOUSANDS OF DOLLARS)

                                                               THREE MONTHS
                                         YEAR ENDED            ENDED MARCH
                                        DECEMBER 31,               31,
                                   -------------------------  ---------------
                                    1993     1994     1995     1995    1996
                                   -------  -------  -------  ------  -------
                                                               (UNAUDITED)
Cash flows from operating
 activities:
  Net income...................... $16,676  $21,693  $30,224  $6,338  $ 9,779
  Adjustment to reconcile net
   income to net cash provided by
   operating activities:
    Depreciation and amortization.     805      950    1,011     215      302
    Gain on sale of equipment.....     (35)    (153)     (58)    --       --
    Bad debt expense..............     --       (59)     169      (2)     144
    Other.........................       8        1      --      --       --
    Changes in operating assets
     and liabilities:
      Accounts receivable.........  (3,817)  (5,880)  (6,649)  2,680      559
      Inventories.................  (4,381)  (3,717)  (2,541) (2,751)  (2,837)
      Prepaid expenses and other
       current assets.............    (547)     295      307    (364)    (607)
      Accounts payable............   2,354     (752)   3,242   2,587    2,960
      Accrued expenses and other
       current liabilities........    (471)     494    1,123     887      (50)
                                   -------  -------  -------  ------  -------
        Net cash provided by
         operating activities.....  10,592   12,872   26,828   9,590   10,250
                                   -------  -------  -------  ------  -------
Cash flows from investing
 activities:
  Maturities of marketable
   securities.....................   1,163    1,120    1,178     345      --
  Purchases of marketable
   securities.....................  (1,767)     --       --      --       (23)
  Proceeds from sales of property,
   plant and equipment............   1,358      435      825     --       --
  Acquisition of property, plant
   and equipment..................  (4,904)  (1,786)  (2,641)   (489)    (224)
  Decrease (increase) in other
   assets.........................    (283)    (519)       6      69      (52)
                                   -------  -------  -------  ------  -------
        Net cash used in investing
         activities...............  (4,433)    (750)    (632)    (75)    (299)
                                   -------  -------  -------  ------  -------
Cash flows from financing
 activities:
  Proceeds from issuance of debt..   2,758    6,073    4,685     --       --
  Distributions to shareholders...  (9,388) (13,565) (23,490) (7,194)  (2,728)
  Payments of debt................    (785)  (5,389)  (5,056)   (572)     (85)
  Issuance of capital stock--B.
   Bros...........................      75      --       --      --       --
  Principal payments of capital
   lease obligations..............     --      (121)    (125)    (41)     (34)
                                   -------  -------  -------  ------  -------
        Net cash used in financing
         activities...............  (7,340) (13,002) (23,986) (7,807)  (2,847)
                                   -------  -------  -------  ------  -------
Net (decrease) increase in cash
 and cash equivalents.............  (1,181)    (880)   2,210   1,708    7,104
Cash and cash equivalents at
 beginning of period..............   7,796    6,615    5,735   5,735    7,945
                                   -------  -------  -------  ------  -------
Cash and cash equivalents at end
 of period........................ $ 6,615  $ 5,735  $ 7,945  $7,443  $15,049
                                   =======  =======  =======  ======  =======
Supplemental disclosures of cash
 flow information:
  Cash paid during the periods
   for:
    Interest...................... $   466  $   780  $   853  $  190  $   224
                                   =======  =======  =======  ======  =======
    Income taxes.................. $   248  $   267  $   216  $   61  $    80
                                   =======  =======  =======  ======  =======
Supplemental disclosure of non-
 cash investing activities--
 Assets acquired under capital
 lease obligations................ $   --   $   686  $   --   $  --   $   --
                                   =======  =======  =======  ======  =======

                See notes to consolidated financial statements.

             TLG LABORATORIES HOLDING CORP. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 1993, 1994 AND 1995
              AND THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996

 (INFORMATION AS IT RELATES TO THE THREE MONTHS ENDED MARCH 31, 1995 AND 1996
                                 IS UNAUDITED)
                 (DOLLAR AMOUNTS ARE IN THOUSANDS OF DOLLARS)

1. DESCRIPTION OF ENTITY AND BASIS OF PRESENTATION

  Prior to May 7, 1996, Twin Laboratories Inc. ("Twin") and its affiliates, Twinlab Export Corp. ("Export"), Twinlab Specialty Corporation ("Specialty"), Alvita Products, Inc. ("Alvita"), Natur-Pharma, Inc. ("Natur-Pharma"), B. Bros. Realty Corporation ("B Bros.") and Advanced Research Press, Inc. ("ARP") (collectively the "Companies") operated as separate corporations, all of which were wholly-owned by the same individuals (with some companies having different ownership percentages among such individuals) except for Natur-Pharma and B. Bros. which were only ninety-seven percent owned by such individuals.

  In July 1995, the shareholders of the Companies signed a non-binding letter of intent to sell an interest in the Companies and subsequently entered into a stock purchase and sale agreement (the "Acquisition Agreement") (see Note 16). In connection with the transactions contemplated by the Acquisition Agreement, the Companies incurred $656 of professional expenses as of December 31, 1995 (the "Transaction Expenses").

  On February 27, 1996, TLG Laboratories Holding Corp. ("TLG") was incorporated in contemplation of the Acquisition Agreement. The accompanying consolidated financial statements include the accounts of TLG and subsidiary (the "Company") after giving retroactive effect, in a manner similar to a pooling of interests, to the merger of the Companies pursuant to the Acquisition Agreement.

  The Company's product line includes vitamins, minerals, amino acids, fish and marine oils, sports nutrition products and special formulas marketed under the TWINLAB trademark and a full line of herbal supplements and phytonutrients and herb teas marketed under the Nature's Herbs and Alvita trademarks, respectively. The Company sells its products through a network of approximately 60 distributors, who service approximately 11,000 health food stores and other selected retail outlets.

  Twin manufactures and markets complete lines in two product categories: vitamins, minerals and amino acids; and sports nutrition, consisting of a total of over 400 products.

  Export sells Twin's products outside the United States. Specialty markets innovative and special nutritional supplements, some in unique dosage form. Alvita Products, Inc., under the brand Alvita, markets over 100 natural single herb teas and blends in both teabag and bulk form. Natur-Pharma manufactures and markets approximately 400 herbal and botanical supplements under the Nature's Herbs brand. Natur-Pharma operates a manufacturing facility registered with the Food and Drug Administration (FDA).

  B. Bros. was incorporated for the purpose of constructing a building to serve as Natur-Pharma's new office, warehouse and production facility.

  ARP is a publisher of sports nutrition books and a body building and fitness magazine entitled "Muscular Development, Fitness & Health."

  The Companies had been S Corporations, pursuant to the Internal Revenue Code, during the years ended December 31, 1993, 1994 and 1995. Upon completion of the Acquisition Agreement, the Companies terminated their S Corporation status. The pro forma income statement information reflects adjustments to the historical net income had the Companies not elected S Corporation status for income tax purposes for all periods presented.

             TLG LABORATORIES HOLDING CORP. AND SUBSIDIARIES

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  a. Principles of combination--All material intercompany accounts and transactions have been eliminated.

  b. Cash equivalents--Investments with original maturities of three months or less are considered cash equivalents and consist primarily of money market funds.

  c. Marketable securities--The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities" during the year ended December 31, 1994, which requires changes in the accounting and reporting of investments in debt and equity securities. The effect of adopting SFAS No. 115 on the Company's consolidated financial statements was not material.

  The marketable securities portfolio primarily consists of investments in tax-exempt municipal bonds. Marketable securities are stated at amortized cost as the Company has the intent and ability to hold these securities to maturity. The aggregate fair value of the current marketable securities as of December 31, 1994 and 1995 was $1,170 and $201, respectively. The aggregate fair value of the noncurrent marketable securities was $196 as of December 31, 1994.

  d. Inventories--Inventories are stated at the lower of cost (first-in, first-out method) or market value.

  e. Property, plant and equipment--Depreciation is computed using the straight-line method based upon the estimated useful lives of the related assets which range from three to forty years. Amortization of leasehold improvements is computed by the straight-line method over the shorter of the estimated useful lives of the related assets or lease term.

  f. Intangible assets--Trademarks are being amortized on the straight-line method over their expected lives, not to exceed forty years. Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is being amortized on the straight-line method over forty years. Covenants not to compete are being amortized on the straight-line method over five years.

  g. Income taxes--In February 1992, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes", which required significant changes in accounting for income taxes, including an asset and liability approach to income taxes. The Company adopted SFAS No. 109 in the year ended December 31, 1993. There was no cumulative effect to the consolidated financial statements as a result of the change in accounting, nor did SFAS No. 109 have a material effect on the amount of income taxes provided in the year ended December 31, 1993.

  h. Research and development expenses--The Company charges research and development expenses to operations as incurred. Research and development expenses were $861, $1,030 and $1,140 for the years ended December 31, 1993, 1994 and 1995, respectively.

  i. Pro forma net income per share--Pro forma net income per share has been computed by dividing pro forma net income for each of the periods presented by 450,000 shares, which represents the number of equivalent shares outstanding after giving retroactive effect to the issuance of TLG common shares to the Continuing Shareholders pursuant to the Acquisition Agreement (see Note 16).

  j. Fair value of financial instruments--The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

    1) Cash and cash equivalents--The carrying amounts approximate fair value because of the short maturity of these instruments.

             TLG LABORATORIES HOLDING CORP. AND SUBSIDIARIES

    2) Marketable securities--Fair value approximates quoted market value.

    3) Receivables--The carrying amount approximates fair value because of the short maturity of these instruments.

    4) Debt--The carrying amounts approximate fair value based on borrowing rates currently available to the Company for bank loans with similar terms.

  k. Use of estimates in the preparation of financial statements--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  l. Unaudited interim financial statements--In the opinion of management, the unaudited consolidated financial statements for the three months ended March 31, 1995 and 1996 are presented on a basis consistent with the audited consolidated financial statements and reflect all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the results thereof. The results of operation for interim periods are not necessarily indicative of the results to be expected for the entire year.

  m. Reclassifications--Certain prior year balances have been reclassified to conform with current year classifications.

3. INVENTORIES

                                                       DECEMBER 31,
                                                      --------------- MARCH 31,
                                                       1994    1995      1996
                                                      ------- ------- ---------
      Inventories consist of the following:
        Raw materials................................ $10,183 $11,006  $12,062
        Work in process..............................   4,720   4,550    6,433
        Finished goods...............................   7,829   9,717    9,615
                                                      ------- -------  -------
          Total...................................... $22,732 $25,273  $28,110
                                                      ======= =======  =======

4. PROPERTY, PLANT AND EQUIPMENT

  Property, plant and equipment consist of the following:

                                                                DECEMBER 31,
                                                              -----------------
                                                               1994     1995
                                                              ------- ---------
      Land, building and leasehold improvements......         $10,039  $11,204
      Plant equipment................................           5,883    6,097
      Office equipment...............................           1,776    1,942
      Automobiles....................................              70       56
                                                              -------  -------
                                                               17,768   19,299
      Less: accumulated depreciation and
       amortization..................................           5,697    6,263
                                                              -------  -------
        Property, plant and equipment--net...........         $12,071  $13,036
                                                              -------  -------
        Depreciation and amortization expense........         $   851  $   909
                                                              =======  =======

             TLG LABORATORIES HOLDING CORP. AND SUBSIDIARIES

5. OTHER ASSETS

  Other assets consist of the following:

                                                                   DECEMBER 31,
                                                                   -------------
                                                                    1994   1995
                                                                   ------ ------
      Due from related trust (a).............................      $1,640 $1,786
      Trademarks, net of accumulated amortization of $128 and
       $157, respectively....................................         948  1,063
      Goodwill, net of accumulated amortization of $96 and
       $114, respectively....................................         607    590
      Other..................................................         523    171
                                                                   ------ ------
          Total..............................................      $3,718 $3,610
                                                                   ====== ======

- ---------------------
(a) The Company has advanced, to a related party trust, payments for premiums on a split dollar life insurance policy on the lives of the principal shareholders. The amounts advanced will be repaid from the benefits or cash value of the policy and are collateralized by the cash surrender value of the policy. The principal shareholders are covered by a "second to die" policy in the face amount of $10,000.

6. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

  Accrued expenses and other current liabilities consist of the following:

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1994   1995
                                                                  ------ ------
Accrued salaries, employee benefits and payroll taxes............ $  839 $  935
Deferred revenue.................................................    689    787
Accrued professional fees........................................    134    700
Other............................................................  1,473  1,836
                                                                  ------ ------
    Total........................................................ $3,135 $4,258
                                                                  ====== ======

7. LOAN PAYABLE--BANK

  Natur-Pharma has a revolving line of credit arrangement with a bank. A maximum of $1,000 is available to Natur-Pharma with interest payable monthly at the bank's variable base rate (8.5 percent at December 31, 1995). Terms of the agreement include maintaining a $75 compensating balance, achieving quarterly net income of at least $50 and limitations on repayment of notes payable to shareholders. Borrowings are secured by inventories, accounts receivable and a guarantee by Twin. The credit arrangement matures on June 1, 1996 and is subject to annual review by the bank. Borrowings against such line of credit aggregated $660 at December 31, 1994 and 1995.

  Twin entered into a line of credit arrangement with a bank which is cancelable by either party at any time and expires on May 31, 1996. A maximum amount of $10,000 is available with interest charged at the Alternate Base Rate of the bank, which is the higher of the prime rate (8.5 percent at December 31, 1995) or the Federal Funds rate (6.0 percent at December 31,
1995) plus 1/2 percent. There were no borrowings against such line of credit at December 31, 1994 and 1995.

             TLG LABORATORIES HOLDING CORP. AND SUBSIDIARIES

8. LONG-TERM DEBT

  Long-term debt consists of the following:

                                                                   DECEMBER 31,
                                                                   -------------
                                                                    1994   1995
                                                                   ------ ------
Mortgage payable to a bank collateralized by land and building, payable in monthly installments of $22, including interest at
 9.5 percent plus a $1,737 balloon payment due May 1, 2002.......  $2,282 $2,228
Mortgage payable to a bank collateralized by land and building, payable in monthly installments of $24, including interest at
 9.9 percent, maturing August 2006...............................   2,171  2,104
Loan payable to a bank, payable in monthly installments of $14, inclusive of interest at the prime rate plus .5 percent with the
 balance due on June 1, 1996.....................................     --   1,121
Note payable to a bank collateralized by equipment, payable in monthly installments of $10, including interest at 8.43 percent,
 maturing August 31, 2001........................................     584    516
Note payable to a bank, unsecured, payable in monthly
 installments of $8, including interest at 7.7 percent, maturing
 July 1, 2002....................................................     --     506
Note payable to a power authority, payable in monthly
 installments of $2, including interest at 6.38 percent, maturing
 February 2011...................................................     296    289
Loan payable to a bank due on August 1, 1995.....................     792    --
Other............................................................      92     82
                                                                   ------ ------
                                                                    6,217  6,846
Less: current portion............................................   1,101  1,479
                                                                   ------ ------
    Total........................................................  $5,116 $5,367
                                                                   ====== ======

  The mortgages payable to banks provide, among other things, for the maintenance by certain of the companies of a minimum tangible net worth balance, certain financial ratios and limitations on additional borrowings.

  Maturities of long-term debt are as follows:

      YEAR ENDING DECEMBER 31,
      ------------------------
         1996............................................................ $1,479
         1997............................................................    315
         1998............................................................    335
         1999............................................................    366
         2000............................................................    396
         Thereafter......................................................  3,955
                                                                          ------
          Total.......................................................... $6,846
                                                                          ======

9. CAPITAL LEASE OBLIGATIONS

  The Company is obligated under leases for equipment, which are treated as capital leases for financial reporting purposes due to certain provisions in the lease agreements. Included in plant equipment at December 31, 1994 and 1995 are assets held under capital leases with a net carrying value of $652 and $583, respectively. Accumulated amortization on these assets at December 31, 1994 and 1995 was $34 and $103, respectively.

             TLG LABORATORIES HOLDING CORP. AND SUBSIDIARIES

  The future minimum lease payments, by year and in the aggregate, and the present value of the future minimum lease payments at December 31, 1995 are as follows:

      YEAR ENDING DECEMBER 31,
      ------------------------
         1996............................................................  $164
         1997............................................................   164
         1998............................................................   164
                                                                           ----
         Total...........................................................   492
         Amount representing interest....................................    52
                                                                           ----
         Present value of the future minimum lease payments (including
          $136 payable currently)........................................  $440
                                                                           ====

10. INCOME TAXES

  Prior to the consummation of the Acquisition Agreement, all of the Companies were "S" corporations and as such Federal and state taxes were generally paid at the shareholder level only. However, when corporate taxable income of any company exceed $200, such company was required to pay New York State corporate income taxes equal to the difference between the personal and the corporate tax rate (approximately 2 percent at December 31, 1995) for all taxable income in excess of $200, except for Natur-Pharma, Alvita and B. Bros., which are subject to the tax laws of the State of Utah.

  Some of the companies were not "S" corporations since inception. The following table sets forth the effective date each company elected "S" corporation status and the "C" corporation retained earnings at the time of "S" corporation election:

                                                                 "C" CORPORATION
                                           EFFECTIVE DATE OF "S"    RETAINED
       COMPANY                             CORPORATION ELECTION     EARNINGS
       -------                             --------------------- ---------------
      Twin................................    January 1, 1987        $6,299
      Export..............................       At inception          None
      Specialty...........................       At inception          None
      Alvita..............................    January 1, 1992        $   39
      Natur-Pharma........................    January 1, 1993        $  575
      B. Bros. ...........................       At inception          None
      ARP.................................    January 1, 1989        $  (89)

  The provision for income taxes for the years ended December 31, 1993, 1994 and 1995 represents state taxes.

  Twin is undergoing a routine audit of its Federal income tax return for the year ended December 31, 1993. Management believes that any amounts which might be assessed will not have a material effect on the consolidated financial statements.

11. EMPLOYEE BENEFIT PLANS

  Twin provides a profit sharing plan for all full-time employees who have satisfied length of service and minimum age requirements. Profit sharing expense related to Twin's plan was $250 for the years ended December 31, 1993, 1994 and 1995.

  Under the Natur-Pharma, Inc. Employee Savings Plan, eligible participating employees may elect to contribute up to twenty-five percent of their salaries to an investment trust. Natur-Pharma may, at its sole

             TLG LABORATORIES HOLDING CORP. AND SUBSIDIARIES discretion, contribute to the plan. Participants are fully vested in their own contributions and vest in Natur-Pharma's contributions at a rate of 20 percent per year beginning one year after the date of contribution. Natur-Pharma contributed and charged to expense $7, $11 and $37 under this plan for the years ended December 31, 1993, 1994 and 1995, respectively.

12. COMMITMENTS AND CONTINGENCIES

  a. Leases--The Company leases certain warehouse space and equipment under operating leases. Generally, the leases carry renewal provisions and require the payment of maintenance costs. Rental payments may be adjusted for increases in taxes and other costs above specific amounts. Rental expense charged to operations for the years ended December 31, 1993, 1994 and 1995 was approximately $1,254, $1,281 and $1,370, respectively.

  Future minimum payments under noncancellable operating leases with initial or remaining terms of more than one year, are as follows:

      YEAR ENDING DECEMBER 31,
      ------------------------
         1996...........................................................  $1,269
         1997...........................................................     981
         1998...........................................................     866
         1999...........................................................     764
         2000...........................................................     829
                                                                          ------
             Total......................................................  $4,709
                                                                          ======

  b. Legal matters--Twin and other encapsulators, and various manufacturers, distributors, suppliers, importers and retailers of manufactured L-Tryptophan or products containing manufactured L-Tryptophan are or were defendants in various legal actions brought in federal and state courts seeking compensatory and, in some cases, punitive damages for alleged personal injuries resulting from the ingestion of certain products containing manufactured L-Tryptophan. As of January 31, 1996, Twin was a named defendant in three of these actions. Although Twin believes that few new lawsuits are likely to be brought because of applicable statutes of limitations, the possibility of future such actions cannot be excluded. Twin and certain other companies in the industry (the "Indemnified Group") have each entered into a Defense and Indemnification Agreement with Showa Denko America, Inc. ("SDA") (the "Indemnification Agreement"), under which SDA has agreed to assume the defense of all claims against any of the Indemnified Group arising out of the ingestion of L-Tryptophan products and to pay all legal fees incurred and indemnify Twin against liability in any action if it is determined that a proximate cause of the injury sustained by the plaintiff was a constituent of the raw material sold by SDA to Twin or was a factor for which SDA or any of its affiliates was responsible, except to the extent that action by Twin proximately contributed to the injury, and except for certain claims relating to punitive damages. SDA appears to have been the supplier of all of the allegedly contaminated L-Tryptophan. SDA has posted a revolving irrevocable letter of credit for the benefit of the Indemnified Group if SDA is unable or unwilling to satisfy any claims or judgments. Showa Denko, K.K. ("SDK"), the Japanese parent of SDA and manufacturer of the relevant L-Tryptophan, has unconditionally guaranteed the payment obligations of SDA under the Indemnification Agreement. As of January 31, 1996, 128 lawsuits in which Twin was a named defendant had been dismissed or settled by SDA at no cost to Twin.

  The total of all damages alleged in the L-Tryptophan actions, if fully awarded against Twin alone and ignoring the existence of the Indemnification Agreement, would exceed Twin's available product liability insurance coverage of $3 million for L-Tryptophan matters in respect of claims made prior to December 31, 1993, and would have a material adverse effect on the Company's results of operations and financial condition. However, the Indemnification Agreement, the defense and resolution to date of numerous lawsuits by SDA

             TLG LABORATORIES HOLDING CORP. AND SUBSIDIARIES without cost to Twin, the multitude of defendants and the possibility that liability could be assessed against or paid by other parties or by insurance carriers have led management, after consultation with outside legal counsel, to believe that the prospect for a material adverse effect on the Company's consolidated financial condition or results of operations is remote and no provision in the consolidated financial statements has been made for any loss that may result from these actions. During the year ended December 31, 1993, SDA reimbursed Twin approximately $461 primarily for unsalable L-Tryptophan related merchandise.

  In 1989, Twin received an informal inquiry from the New York Regional Office of the Federal Trade Commission ("FTC") seeking substantiation for certain advertising claims made for a segment of its "Fuel" bodybuilding/sports nutrition line of products. In response, Twin submitted scientific substantiation and financial information to the FTC. Twin is currently negotiating this matter with the FTC and has received from the FTC a revised proposed Complaint and Consent Decree (the "Decree") seeking, among other things, injunctive relief restricting certain muscle building, fat loss and other marketing claims in connection with the sale of Twin's weight control, bodybuilding and sports nutrition products. In addition, the Decree seeks payment of $200. The Company believes that it has adequate scientific substantiation for the claims at issue, and it intends to vigorously defend the matter if a settlement is not reached. The Company has reserved $200 for this matter.

  The Company is also engaged in various other litigation in the ordinary course of business. Management is of the opinion that the amounts which may be awarded or assessed in connection with these matters, if any, will not have a material effect on the consolidated financial statements.

13. INVESTMENT IN LIMITED PARTNERSHIP

  As a result of investments in certain limited partnerships, Hambrose 3 and 4 ("Partnerships"), Twin entered into an agreement with the Partnerships wherein Twin subscribed to additional limited interests in the Partnerships. Twin also agreed to contribute a total of $360 as "Additional Capital Contribution" to the Partnerships, which consists of a nonrecourse note of $240 and another noninterest-bearing note due in the year 2010 in the amount of $120. In lieu of making the Additional Capital Contribution in cash or subscription note, Twin has assigned 100 percent of certain distribution rights until such time as the assignee has recovered the full amount of the Additional Capital Contribution. Twin is contingently liable to the Partnerships in the amount of approximately $3,450. Management is of the opinion that there will be sufficient income generated from the Partnerships' leasing operations to repay all the debt due and Twin will not be required to make any further cash payments. These investments have not been assigned any value on the accompanying consolidated balance sheets.

  The Hambrose 3 limited partnership has been audited by the Internal Revenue Service ("IRS") for the years ended December 31, 1985 and 1986, at which time Twin was a "C" corporation. A settlement was reached during 1995 in which Twin paid approximately $2,082, including interest. In addition, Twin was responsible for additional state taxes, inclusive of interest of approximately $28. Twin recorded an estimated settlement amount during 1994 totaling $1,982 which was reflected as a nonrecurring charge to operations. An additional $128 of interest was recorded in 1995, and was included in operating expenses in the accompanying consolidated statement of income.

14. RELATED PARTY TRANSACTIONS

  Natur-Pharma had outstanding notes payable to certain shareholders totaling $1,500 and $500 as of December 31, 1994 and 1995, respectively. Such notes bear interest at ten percent per annum, which is payable semi-annually. Interest expense on such notes was approximately $179, $150 and $100 for the years ended December 31, 1993, 1994 and 1995, respectively. Alvita had outstanding notes payable to certain shareholders

             TLG LABORATORIES HOLDING CORP. AND SUBSIDIARIES totaling $250 as of December 31, 1993. Such notes were repaid in the year ended December 31, 1994. Interest expense on such notes was approximately $23 and $5 for the years ended December 31, 1993 and 1994, respectively. ARP had outstanding notes payable to certain shareholders totaling $346 as of December 31, 1994 and 1995. Such notes are non-interest bearing.

15. MAJOR CUSTOMERS AND CREDIT CONCENTRATIONS

  The Company has two significant customers which accounted for approximately 27 and 19 percent, respectively, of net sales for 1993; 28 and 20 percent, respectively, of net sales for 1994; and 28 and 22 percent, respectively, of net sales for 1995. No other customer accounted for more than 10 percent of net sales in any of the three years ended December 31, 1995.

  The Company's customers are primarily large independent distributors of health food products. At December 31, 1994 and 1995, approximately 69 and 73 percent, respectively, of accounts receivable related to two customers.

16. SUBSEQUENT EVENT

  The shareholders of the Companies entered into the Acquisition Agreement, which is dated as of March 5, 1996 and which was consummated on May 7, 1996, pursuant to which, among other things, (i) TLG acquired all of the outstanding capital stock of Natur-Pharma, (ii) Green Equity Investors II L.P. ("GEI") acquired 480,000 shares (48%) of the common stock of TLG for aggregate consideration of $4,800, and shares of non-voting junior redeemable preferred stock of TLG for aggregate consideration of $37,000, (iii) certain other investors acquired 70,000 shares (7%) of the common stock of TLG (however, each of these other investors own less than 5% of the common stock of TLG) for aggregate consideration of $700 and shares of non-voting senior redeemable preferred stock of TLG for aggregate consideration of $30,000, (iv) certain of the shareholders of the Companies (the "Continuing Shareholders") received from TLG, in exchange for certain of their shares of common stock of Natur-Pharma, 450,000 shares (45%) of the outstanding shares of common stock of TLG, valued at $4,500, and (v) the shareholders of the Companies received a total of $212,500 in consideration of the balance of their shares of common stock of Natur-Pharma and for all of their shares of capital stock of Twin, Alvita, Export, Specialty, B. Bros., and ARP. Of the total cash consideration to the shareholders, approximately $15,000 represented consideration for non-competition agreements entered into by the shareholders of the Companies, which was recognized as a non-recurring expense upon the consummation of the Acquisition Agreement.

  Pursuant to the terms of the Acquisition Agreement, Twin, Alvita, Export, Specialty, and B. Bros. were merged into Natur-Pharma. ARP was merged with Natur-Pharma II, Inc., a wholly owned subsidiary of Natur-Pharma, and Natur-Pharma became a wholly owned subsidiary of TLG. Natur-Pharma changed its name to Twin Laboratories Inc. ("New Twin"). TLG's initial board of directors consists of five of the Continuing Shareholders and three designees of GEI. A majority of TLG's shareholders have the ability to elect a majority of its directors. However, regardless of the composition of the board of directors, pursuant to the terms of the TLG shareholders agreement, a wide range of actions to be taken by TLG require the affirmative approval of both a majority of the Continuing Shareholder directors and a majority of the GEI designee directors. These actions include, but are not limited to, payment of certain dividends, engagement in new businesses, acquisition of other businesses, entering certain contracts, incurring certain debt or obligations, making certain investments, relocation of executive offices, selection of location and date of the annual shareholders meeting, termination or material modification of any employee benefit plan, selection of auditors or legal counsel, adoption or amendment of strategic plans or operating budgets, and election or termination of any executive officers. In addition, certain fundamental corporate actions, including but not limited to, amendments to the certificate of incorporation, the

             TLG LABORATORIES HOLDING CORP. AND SUBSIDIARIES sale of substantially all of the assets of the Company, and the merger or combination of the Company with another entity additionally require an affirmative vote of holders of at least 80% of the issued and outstanding stock of TLG. Such voting rights are generally effective until such time as the common stock of TLG is publicly held. Because the transactions contemplated by the Acquisition Agreement do not result in a change in control as defined in Emerging Issues Task Force Issue No. 88-16, "Basis in Leveraged Buyout Transactions" ("EITF 88-16"), the transactions were accounted for as a recapitalization under the guidance of EITF 88-16 and the Companies' historical basis of accounting were applied to the consolidated financial statements of TLG. Upon consummation of the Acquisition Agreement, the Companies terminated their S Corporation status.

  Cumulative dividends on the preferred stock accrue at a rate of 14% per annum (in the case of the senior preferred stock) and 11.25% per annum (in the case of the junior preferred stock) and are payable quarterly, if declared by the board of directors. Such dividends are payable in additional shares of preferred stock (valued at the liquidation preference of $1,000 per share plus accrued and unpaid dividends) unless the board of directors, upon a majority vote of directors not affiliated with Leonard Green & Partners, L.P., determines that any such dividends will be paid in cash.

  The redemption price of the preferred stock, as well as the liquidation preference, is $1,000 per share plus accrued and unpaid dividends. The preferred stock may be redeemed, in whole or in part, by TLG at any time, except that (1) no partial redemption can be made by TLG unless all cumulative dividends have been paid on all shares, (2) TLG may not redeem shares of preferred stock at any time when it is making, or is required to make, an offer to purchase preferred stock upon a change of control and (3) so long as any shares of senior preferred stock are outstanding, no shares of junior preferred stock may be redeemed without the consent of the holders of a majority of the outstanding shares of senior preferred stock.

  The preferred stock is subject to mandatory redemption, at the redemption price, including accrued and unpaid dividends, eleven years after the issuance thereof (in the case of the senior preferred stock) or twelve years after the issuance thereof (in the case of the junior preferred stock). In addition, upon a change in control TLG is required to offer to purchase the preferred stock at 101 percent of the liquidation preference thereof, plus accrued and unpaid dividends.

  New Twin obtained additional financing necessary to effect the transactions contemplated by the Acquisition Agreement, repay certain existing indebtedness of the Company, and pay the fees and expenses incurred in connection with the Acquisition Agreement through the incurrence of debt which totalled $153,000. Such debt included: (1) borrowings of $53,000 under a term loan credit facility provided by certain banks, financial institutions and other entities, and (2) gross proceeds of $100,000 from the private placement of subordinated debt. A six-year $15,000 revolving credit facility was also obtained from the term loan lenders, to provide for working capital requirements.

  The term loan is payable in defined percentages over a six-year period. Borrowings under the term loan and revolving credit facilities bear interest, at the borrower's discretion, at either the Alternative Base Rate, as defined, plus a margin of 1.25 percent, or at the Eurodollar Rate, as defined, plus a margin of 2.5 percent. Such margins are subject to reduction based upon the achievement of certain performance targets, as defined. New Twin also must pay a commitment fee of .5 percent per annum (subject to reduction based on the achievement of certain performance targets, as defined) on the average daily unused portion of the revolving credit facility. These credit facilities are secured by all tangible and intangible assets of New Twin and are subject to certain restrictive covenants including, among other things, the maintenance of defined levels of earnings and certain debt coverage rates, as well as restrictions on additional indebtedness, dividends, investments and certain other significant transactions.

             TLG LABORATORIES HOLDING CORP. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)
  The subordinated debt matures in ten years and bears interest at a rate of 10 1/4% per annum. The subordinated debt is callable after five years at a premium to par which will decline to par after eight years. During the first three years, New Twin has the option to redeem up to 35 percent of the subordinated debt with the proceeds of a public offering at a redemption price of 109 1/2%. Upon a change of control, as defined, New Twin is required to offer to redeem the subordinated debt at 101 percent of the principal amount plus accrued and unpaid interest. Restrictive covenants on the subordinated debt include, among other things, limitations on additional indebtedness, investments and certain other significant transactions.

  The subordinated debt is guaranteed by TLG and ARP. TLG had no assets or liabilities until the consummation of the Acquisition Agreement. Summarized financial information of ARP is as follows:

                                                       YEAR ENDED DECEMBER 31,
                                                       ------------------------
                                                        1993     1994    1995
                                                       -------  ------- -------
      Net sales.......................................  $3,188  $ 3,930 $ 5,200
      Net income (loss)...............................     (94)     466    (128)
      Total assets....................................     936    1,507   1,434
      Total shareholders' equity (deficit)............    (116)     350     222

  The following unaudited pro forma results of operations assume the transactions contemplated by the Acquisition Agreement occurred as of January 1, 1995. The pro forma operations data has been prepared for comparative purposes only and does not purport to represent what the Company's actual results of operations would have been had the transactions contemplated by the Acquisition Agreement in fact occurred at January 1, 1995.

                                               YEAR ENDED     THREE MONTHS ENDED
                                            DECEMBER 31, 1995   MARCH 31, 1996
                                            ----------------- ------------------
      Net sales............................     $148,735           $43,984
      Interest expense.....................       16,010             4,002
      Net income...........................        9,211             3,754

  Unauditd pro forma debt, preferred stock and shareholder's deficit at March 31, 1996 after giving effect to the transactions contemplated by the Acquisition Agreement as if they had occurred on March 31, 1996 would be as follows:

      Total current portion of long-term debt and capital lease ob-
       ligations...................................................  $   3,140
                                                                     =========
      Total long-term debt and capital lease obligations...........  $ 150,633
                                                                     =========
      Senior redeemable cumulative Preferred Stock.................  $  30,000
                                                                     =========
      Junior redeemable cumulative Preferred Stock.................  $  37,000
                                                                     =========
      Shareholders' deficit:
        Common stock...............................................  $   1,000
        Additional paid-in capital.................................     82,063
        Accumulated deficit........................................   (178,796)
                                                                     ---------
          Total shareholders' deficit..............................  $ (95,733)
                                                                     =========

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDER-WRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITA-TION OF AN OFFER TO BUY THE SHARES OFFERED HEREBY BY ANYONE IN ANY JURISDIC-TION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IM-PLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUB-SEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                                                                            PAGE
Additional Information....................................................    3
Prospectus Summary........................................................    4
Risk Factors..............................................................   10
Use of Proceeds...........................................................   16
Dividend Policy...........................................................   16
Dilution..................................................................   17
Capitalization............................................................   18
Unaudited Pro Forma Condensed Consolidated
 Financial Data...........................................................   19
Selected Historical Financial Data........................................   26
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   28
Business..................................................................   32
Management................................................................   45
Certain Relationships and Related Transactions............................   49
Principal Stockholders....................................................   51
Description of Certain Indebtedness.......................................   53
Description of Capital Stock..............................................   55
Shares Eligible for Future Sale...........................................   56
Certain United States Tax Consequences to Non-United States Holders.......   58
Underwriting .............................................................   60
Legal Matters.............................................................   63
Experts...................................................................   63
Index to Consolidated Financial Statements................................  F-1

                                 ------------

  UNTIL    , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-
FECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                      SHARES

                               TLG LABORATORIES
                                 HOLDING CORP.

                                 COMMON STOCK

                               ----------------

                                  PROSPECTUS

                               ----------------

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                                      , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                      [ALTERNATE INTERNATIONAL COVER PAGE]

                 SUBJECT TO COMPLETION, DATED JUNE 7, 1996

PROSPECTUS
    , 1996

                                       SHARES
                         TLG LABORATORIES HOLDING CORP.
                                  COMMON STOCK

  All of the     shares of common stock, $1.00 par value per share (the "Common
Stock"), offered hereby are being sold by TLG Laboratories Holding Corp.
("Holding" or the "Company"). Of the            shares of Common Stock offered
by the Company,           shares are initially being offered for sale outside
the United States and Canada by the International Managers (the "International
Offering") and            shares are initially being offered for sale in the
United States and Canada in a concurrent offering by the U.S. Underwriters (the "U.S. Offering," and together with the International Offering, the "Offerings"), subject to transfers between the International Managers and the U.S. Underwriters. See "Underwriting."

  Prior to the Offerings, there has been no public market for the Common Stock. It is currently estimated that the initial public offering price will be
between $   and $   per share. See "Underwriting" for a discussion of the
factors to be considered in determining the initial public offering price.

  The Company intends to apply for listing of the Common Stock on the New York
Stock Exchange, Inc. under the symbol "   ."

  SEE "RISK FACTORS" BEGINNING ON PAGE 10 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE COMMON STOCK.

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES  AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES  COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.   ANY
      REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- --------------------------------------------------------------------------------

                                                      UNDERWRITING    PROCEEDS
                                          PRICE  TO   DISCOUNTS AND    TO THE
                                         THE PUBLIC  COMMISSIONS (1) COMPANY (2)
- --------------------------------------------------------------------------------
Per Share..............................    $              $             $
Total (3)..............................  $             $             $

- --------------------------------------------------------------------------------
(1) The Company has agreed to indemnify the International Managers and the U.S. Underwriters (collectively, the "Underwriters") against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting expenses payable by the Company estimated at $   .
(3) The Company has granted to the U.S. Underwriters a 30-day option to
    purchase up to an aggregate of     additional shares of Common Stock on the
    same terms as set forth above solely for the purpose of covering over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions, and Proceeds to the
    Company will be $   , $   , and $   , respectively. See "Underwriting."

  The shares of Common Stock are being offered by the several Underwriters, when, as and if delivered to and accepted by the Underwriters against payment therefor and subject to various prior conditions, including their right to reject orders in whole or in part. It is expected that delivery of the certificates representing the shares will be made in New York, New York, on or
about    , 1996.

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                   [ALTERNATE INTERNATIONAL BACK COVER PAGE]
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PRO-SPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRIT-ERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE SHARES OFFERED HEREBY BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAK-ING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

  THERE ARE RESTRICTIONS ON THE OFFER AND SALE OF THE COMMON STOCK OFFERED HEREBY IN THE UNITED KINGDOM. ALL APPLICABLE PROVISIONS OF THE FINANCIAL SERV-ICES ACT 1986 AND THE PUBLIC OFFERS OF SECURITIES REGULATIONS 1995 WITH RESPECT TO ANYTHING DONE BY ANY PERSON IN RELATION TO THE COMMON STOCK IN, FROM OR OTH-ERWISE INVOLVING THE UNITED KINGDOM MUST BE COMPLIED WITH. SEE "UNDERWRITING."

                                  ------------

                               TABLE OF CONTENTS

                                                                            PAGE
Additional Information....................................................    3
Prospectus Summary........................................................    4
Risk Factors..............................................................   10
Use of Proceeds...........................................................   16
Dividend Policy...........................................................   16
Dilution..................................................................   17
Capitalization............................................................   18
Unaudited Pro Forma Condensed Consolidated
 Financial Data...........................................................   19
Selected Historical Financial Data........................................   26
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   28
Business..................................................................   32
Management................................................................   45
Certain Relationships and Related Transactions............................   49
Principal Stockholders....................................................   51
Description of Certain Indebtedness.......................................   53
Description of Capital Stock..............................................   55
Shares Eligible for Future Sale...........................................   56
Certain United States Tax Consequences to Non-United States...............   58
Underwriting .............................................................   60
Legal Matters.............................................................   63
Experts...................................................................   63
Index to Consolidated Financial Statements................................  F-1

                                  ------------

  UNTIL    , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL DEALERS EF-
FECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                      SHARES

                                TLG LABORATORIES
                                 HOLDING CORP.

                                  COMMON STOCK

                                ----------------

                                   PROSPECTUS

                                ----------------

                          DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                                      , 1996

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The Registrant estimates that expenses payable by the Registrant in connection with the offering described in this Registration Statement (other than the underwriting discounts and commissions) will be as follows:

                                                                         TOTAL
                                                                        -------
   SEC registration fee (actual)....................................... $44,828
   NASD filing fee (actual)............................................  13,500
   NYSE filing fee (actual)............................................      *
   Blue Sky fees and expenses (including counsel fees).................      *
   Accounting fees and expenses........................................      *
   Legal fees and expenses.............................................      *
   Printing and engraving expenses.....................................      *
   Transfer Agent and Registrar fees and expenses......................      *
   Miscellaneous expenses..............................................      *
                                                                        -------
     Total.............................................................    $ *
                                                                        =======

- --------
* To be completed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which permits a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's fiduciary duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or
(iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Amended and Restated Certificate of Incorporation contains provisions permitted by Section 102(b)(7) of the DGCL.

  Reference is made to Section 145 of the DGCL which provides that a corporation may indemnify any persons, including directors and officers, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify directors and/or officers in an action or suit by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the director or officer is adjudged to be liable to the corporation. Where a director or officer is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such director or officer actually and reasonably incurred.

  The Registrant's Amended and Restated Certificate of Incorporation and its By-laws filed as Exhibit 3.1 and 3.2 respectively, to this Registration Statement provide for the indemnification of directors and officers of the Registrant to the fullest extent permitted by the DGCL.

  Pursuant to the Underwriting Agreement filed as Exhibit 1.1 to this Registration Statement, the Underwriters have agreed to indemnify the directors, officers and controlling persons of the Registrant against certain civil liabilities that may be incurred in connection with the Offering, including certain liabilities under the Securities Act of 1933, as amended (the "Securities Act").

  The Registrant may provide liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Registrant.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

  On May 7, 1996, the Company sold $100,000,000 aggregate principal amount of its 10 1/4% Senior Subordinated Notes due 2006 (the "Old Notes") to Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") and Chase Securities Inc. ("Chase," collectively the "Initial Notes Purchasers") for $100,000,000 in cash (less the Initial Notes Purchasers' discount of $3,000,000). Of the total amount sold, DLJ purchased $60,000,000 aggregate principal amount of the Old Notes and Chase purchased $40,000,000 aggregate principal amount of the Old Notes. Such securities were sold in a transaction that was exempt from registration under Section 4(2) of the Securities Act.

  On May 7, 1996, Holding sold an aggregate of 30,000 shares of its 14% Non-Voting Senior Cumulative Preferred Stock to five investors (the "Initial Senior Preferred Stock Purchasers") for $30,000,000 in cash. Such securities were sold in a transaction that was exempt from registration under Section 4(2) of the Securities Act.

  On May 7, 1996, Holding sold 37,000 shares of its 11.25% Non-Voting Junior Cumulative Preferred Stock to Green Equity Investors II, L.P. ("GEI II") for $37,000,000 in cash. Such securities were sold in a transaction that was exempt from registration under Section 4(2) of the Securities Act.

  On May 7, 1996, Holding sold 70,000 shares of its Common Stock to the Initial Senior Preferred Stock Purchasers for $700,000 in cash. Such securities were sold in a transaction that was exempt from registration under
Section 4(2) of the Securities Act.

  On May 7, 1996, Holding sold 480,000 shares of its Common Stock to GEI II for an aggregate of $4,800,000 in cash. Such securities were sold in a transaction that was exempt from registration under Section 4(2) of the Securities Act.

  On May 7, 1996, Holding sold an aggregate of 450,000 shares of its Common Stock valued at $4,500,000 to certain members of its senior management in exchange for certain of their shares of Common Stock of Natur-Pharma Inc. Such securities were sold in transactions that were exempt from registration under
Section 4(2) of the Securities Act promulgated thereunder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits:

   EXHIBIT
     NO.                              DESCRIPTION
   -------                            -----------
    1.1    Form of Underwriting Agreement.***
    2.1    Form of Stock Purchase and Sale Agreement, dated as of March 5,
           1996, among David Blechman, Jean Blechman, Brian Blechman, Neil
           Blechman, Ross Blechman, Steve Blechman, Dean Blechman, Stephen
           Welling, the Registrant, Natur-Pharma Inc. and Green Equity
           Investors II, L.P. ("GEI II") (the "Stock Purchase and Sale
           Agreement").*
    2.1.1  Form of Amendment to the Stock Purchase and Sale Agreement, dated
           May 7, 1996.*
    3.1    Form of Amended and Restated Certificate of Incorporation of the
           Registrant.*
    3.2    Form of By-laws of the Registrant.*

   EXHIBIT
     NO.                                DESCRIPTION
   -------                              -----------
    4.1    Specimen form of stock certificate for Common Stock.***
    4.2    Indenture, dated May 7, 1996, among Twin Laboratories Inc. ("Twin"),
           Advanced Research Press, Inc. ("ARP"), the Registrant (together with
           ARP, the "Guarantors") and Fleet National Bank, as Trustee,
           Registrar, Paying Agent and Securities Agent, regarding Twin's 10
           1/4% Senior Subordinated Notes due 2006.*
    4.3    Form of Credit and Guarantee Agreement, dated May 7, 1996, among
           Twin, the Registrant, the financial institutions named therein,
           Chemical Bank as Administrative Agent and The Bank of New York as
           Documentation Agent.*
    5.1    Opinion re Legality of Kramer, Levin, Naftalis & Frankel.***
   10.1    Form of Guarantee and Collateral Agreement, dated May 7, 1996, among the Registrant, Twin, and ARP in favor of Chemical Bank, as
           Administrative Agent.*
   10.2    Form of Term Note.*
   10.3    Form of Revolving Credit Note.*
   10.4    Form of Swing Line Note.*
   10.5    Form of Mortgage and Security Agreement, dated May 7, 1996, from the
           Registrant to Chemical Bank, as Administrative Agent.*
   10.6    Form of Deed of Trust, dated May 7, 1996, from Twin to First
           American Title Company of Utah, Trustee for the use and benefit of
           Chemical Bank, as Administrative Agent, Beneficiary.*
   10.8    Stockholders Agreement, dated May 7, 1996, among Brian Blechman,
           Neil Blechman, Ross Blechman, Steve Blechman, Dean Blechman and
           Stephen Welling, the Registrant and GEI.*
   10.9    Secondary Stockholders Agreement among Brian Blechman, Neil
           Blechman, Ross Blechman, Steve Blechman, Dean Blechman and Stephen
           Welling, the Registrant, GEI, DLJ Investment Funding, Inc., DLJ
           Investment Partners, L.P., Chase Equity Associates, L.P., PMI
           Mezzanine Fund, L.P. and State Treasurer of the State of Michigan,
           Custodian of the Michigan Public School Employees' Retirement
           System, State Employees' Retirement System, Michigan State Police
           Retirement System, and Michigan Judges Retirement System.*
   10.10   Employment Agreement, dated May 7, 1996, between Twin and Brian
           Blechman.*
   10.11   Employment Agreement, dated May 7, 1996, between Twin and Neil
           Blechman.*
   10.12   Employment Agreement, dated May 7, 1996, between Twin and Ross
           Blechman.*
   10.13   Employment Agreement, dated May 7, 1996, between Twin and Steve
           Blechman.*
   10.14   Employment Agreement, dated May 7, 1996, between Twin and Dean
           Blechman.*
   10.15   Employment Agreement, dated May 7, 1996, between Twin and Stephen
           Welling.*
   10.16   Consulting Agreement, dated May 7, 1996, between Twin and David
           Blechman.*
   10.17   Consulting Agreement, dated May 7, 1996, between Twin and Jean
           Blechman.*
   10.18   Noncompetition Agreement, dated May 7, 1996, between the Registrant and David Blechman.*
   10.19   Noncompetition Agreement, dated May 7, 1996, between the Registrant and Jean Blechman.*
   10.20   Noncompetition Agreement, dated May 7, 1996, between the Registrant and Brian Blechman.***
   10.21   Noncompetition Agreement, dated May 7, 1996, between the Registrant and Neil Blechman.***
   10.22   Noncompetition Agreement, dated May 7, 1996, between the Registrant and Ross Blechman.***
   10.23   Noncompetition Agreement, dated May 7, 1996, between the Registrant and Steve Blechman.***

   EXHIBIT
     NO.                                DESCRIPTION
   -------                              -----------
   10.24   Noncompetition Agreement, dated May 7, 1996, between the Registrant
           and
           Dean Blechman.***
   10.25   Noncompetition Agreement, dated May 7, 1996, between the Registrant
           and
           Stephen Welling.***
   10.26   Management Services Agreement, dated May 7, 1996, between Twin and
           Leonard Green & Partners, L.P.***
   10.27   Registration Rights Agreement, dated May 7, 1996, among Twin,
           Donaldson, Lufkin & Jenrette Securities Corporation and Chase
           Securities Inc.***
   21.1    List of Registrant's Subsidiaries.***
   23.1    Consent of Deloitte & Touche LLP.**
   23.4    Consent of Kramer, Levin, Naftalis & Frankel (to be contained in the opinion to be filed as Exhibit 5.1 hereto).
   27      Financial Data Schedule.**

- --------

  * Previously filed.

 ** Filed herewith.

*** To be filed by Amendment.

  (b) Financial Statement Schedule

  (i) Schedule II--Valuation and Qualifying Accounts

  All other schedules are omitted because the required information is not present or is not present in amounts sufficient to require submission of the schedule or because the information required is included in the consolidated financial statements or notes therein.

ITEM 17. UNDERTAKINGS.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to provisions described in Item 14 above, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the Common Stock covered hereby, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes that:

  (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                  SIGNATURES

  IN ACCORDANCE WITH THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT OR AMENDMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THERETO DULY AUTHORIZED, IN THE CITY OF NEW YORK, NEW YORK, ON JUNE 7, 1996.

                                          TLG LABORATORIES HOLDING CORP.

                                                     /s/ Ross Blechman
                                          By: _________________________________
                                               ROSS BLECHMAN CHAIRMAN OF THE
                                            BOARD, CHIEF EXECUTIVE OFFICER AND
                                                         PRESIDENT

  Pursuant to the requirements of the Securities Act of 1933, this registration statement or amendment has been signed by the following persons in the capacities and on the dates indicated.

              SIGNATURE                      TITLE(S)                DATE

          /s/ Ross Blechman            Chairman of the
- -------------------------------------   Board, Chief             June 7, 1996
            ROSS BLECHMAN               Executive Officer,
                                        President and
                                        Director (Principal
                                        Executive Officer)

          /s/ Neil Blechman            Executive Vice
- -------------------------------------   President and            June 7, 1996
            NEIL BLECHMAN               Director

         /s/ Brian Blechman            Executive Vice
- -------------------------------------   President and            June 7, 1996
           BRIAN BLECHMAN               Director (Principal
                                        Financial and
                                        Accounting Officer)

         /s/ Steve Blechman            Executive Vice
- -------------------------------------   President and            June 7, 1996
           STEVE BLECHMAN               Director

          /s/ Dean Blechman            Executive Vice
- -------------------------------------   President and            June 7, 1996
            DEAN BLECHMAN               Director

      /s/ Jonathan D. Sokoloff               Director
- -------------------------------------                            June 7, 1996
        JONATHAN D. SOKOLOFF

         /s/ John G. Danhakl                 Director
- -------------------------------------                            June 7, 1996
           JOHN G. DANHAKL

     /s/ Jennifer Holden Dunbar              Director
- -------------------------------------                            June 7, 1996
       JENNIFER HOLDEN DUNBAR

                                                                     SCHEDULE II

              TLG LABORATORIES HOLDING CORP. AND SUBSIDIARIES

                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)

        COLUMN A           COLUMN B        COLUMN C         COLUMN D  COLUMN E
        --------          ---------- --------------------- ---------- ---------
                                           ADDITIONS
                                     ---------------------
                                                CHARGED TO
                          BALANCE AT CHARGED TO   OTHER                BALANCE
                          BEGINNING   COST AND   ACCOUNTS  DEDUCTIONS AT END OF
      DESCRIPTIONS        OF PERIOD   EXPENSES  - DESCRIBE - DESCRIBE  PERIOD
      ------------        ---------- ---------- ---------- ---------- ---------
YEAR ENDED DECEMBER 31,
 1995:
Allowance for bad debts..    $ 63       $169       $--        $ 55(1)   $177
                             ====       ====       ===        ====      ====
Reserve for excess and       $100       $415       $--        $ --      $515
 slow moving inventory...    ====       ====       ===        ====      ====
YEAR ENDED DECEMBER 31,
 1994:
Allowance for bad debts..    $123       $(59)      $--        $  1(1)   $ 63
                             ====       ====       ===        ====      ====
Reserve for excess and       $--        $100       $--        $ --      $100
 slow moving inventory...    ====       ====       ===        ====      ====
YEAR ENDED DECEMBER 31,
 1993:
Allowance for bad debts..    $126       $--        $--        $  3(1)   $123
                             ====       ====       ===        ====      ====
Reserve for excess and       $--        $--        $--        $--       $--
 slow moving inventory...    ====       ====       ===        ====      ====

- --------
(1) Amounts written off.

                                 EXHIBIT INDEX

   EXHIBIT
     NO.                                DESCRIPTION
   -------                              -----------
    1.1    Form of Underwriting Agreement.***
    2.1    Form of Stock Purchase and Sale Agreement, dated as of March 5,
           1996, among David Blechman, Jean Blechman, Brian Blechman, Neil
           Blechman, Ross Blechman, Steve Blechman, Dean Blechman, Stephen
           Welling, the Registrant, Natur-Pharma Inc. and Green Equity
           Investors II, L.P. ("GEI II") (the "Stock Purchase and Sale
           Agreement").*
    2.1.1  Form of Amendment to the Stock Purchase and Sale Agreement, dated
           May 7, 1996.*
    3.1    Form of Amended and Restated Certificate of Incorporation of the
           Registrant.*
    3.2    Form of By-laws of the Registrant.*
    4.1    Specimen form of stock certificate for Common Stock.***
    4.2    Indenture, dated May 7, 1996, among Twin Laboratories Inc. ("Twin"),
           Advanced Research Press, Inc. ("ARP"), the Registrant (together with
           ARP, the "Guarantors") and Fleet National Bank, as Trustee,
           Registrar, Paying Agent and Securities Agent, regarding Twin's 10
           1/4% Senior Subordinated Notes due 2006.*
    4.3    Form of Credit and Guarantee Agreement, dated May 7, 1996, among
           Twin, the Registrant, the financial institutions named therein,
           Chemical Bank as Administrative Agent and The Bank of New York as
           Documentation Agent.*
    5.1    Opinion re Legality of Kramer, Levin, Naftalis & Frankel.***
   10.1    Form of Guarantee and Collateral Agreement, dated May 7, 1996, among the Registrant, Twin, and ARP in favor of Chemical Bank, as
           Administrative Agent.*
   10.2    Form of Term Note.*
   10.3    Form of Revolving Credit Note.*
   10.4    Form of Saving Line Note.*
   10.5    Form of Mortgage and Security Agreement, dated May 7, 1996, from the
           Registrant to Chemical Bank, as Administrative Agent.*
   10.6    Form of Deed of Trust, dated May 7, 1996, from Twin to First
           American Title Company of Utah, Trustee for the use and benefit of
           Chemical Bank, as Administrative Agent, Beneficiary.*
   10.8    Stockholders Agreement, dated May 7, 1996, among Brian Blechman,
           Neil Blechman, Ross Blechman, Steve Blechman, Dean Blechman and
           Stephen Welling, the Registrant and GEI.*
   10.9    Secondary Stockholders Agreement among Brian Blechman, Neil
           Blechman, Ross Blechman, Steve Blechman, Dean Blechman and Stephen
           Welling, the Registrant, GEI, DLJ Investment Funding, Inc., DLJ
           Investment Partners, L.P., Chase Equity Associates, L.P., PMI
           Mezzanine Fund, L.P. and State Treasurer of the State of Michigan,
           Custodian of the Michigan Public School Employees' Retirement
           System, State Employees' Retirement System, Michigan State Police
           Retirement System, and Michigan Judges Retirement System.*
   10.10   Employment Agreement, dated May 7, 1996, between Twin and Brian
           Blechman.*
   10.11   Employment Agreement, dated May 7, 1996, between Twin and Neil
           Blechman.*
   10.12   Employment Agreement, dated May 7, 1996, between Twin and Ross
           Blechman.*
   10.13   Employment Agreement, dated May 7, 1996, between Twin and Steve
           Blechman.*
   10.14   Employment Agreement, dated May 7, 1996, between Twin and Dean
           Blechman.*
   10.15   Employment Agreement, dated May 7, 1996, between Twin and Stephen
           Welling.*
   10.16   Consulting Agreement, dated May 7, 1996, between Twin and David
           Blechman.*

   EXHIBIT
     NO.                                DESCRIPTION
   -------                              -----------
   10.17   Consulting Agreement, dated May 7, 1996, between Twin and Jean
           Blechman.*
   10.18   Noncompetition Agreement, dated May 7, 1996, between the Registrant and David Blechman.*
   10.19   Noncompetition Agreement, dated May 7, 1996, between the Registrant and Jean Blechman.*
   10.20   Noncompetition Agreement, dated May 7, 1996, between the Registrant and Brian Blechman.***
   10.21   Noncompetition Agreement, dated May 7, 1996, between the Registrant and Neil Blechman.***
   10.22   Noncompetition Agreement, dated May 7, 1996, between the Registrant and Ross Blechman.***
   10.23   Noncompetition Agreement, dated May 7, 1996, between the Registrant and Steve Blechman.***
   10.24   Noncompetition Agreement, dated May 7, 1996, between the Registrant and Dean Blechman.***
   10.25   Noncompetition Agreement, dated May 7, 1996, between the Registrant and Stephen Welling.***
   10.26   Management Services Agreement, dated May 7, 1996, between Twin and
           Leonard Green & Partners, L.P.***
   10.27   Registration Rights Agreement, dated May 7, 1996, among Twin,
           Donaldson, Lufkin & Jenrette Securities Corporation and Chase
           Securities Inc.**
   21.1    List of Registrant's Subsidiaries.***
   23.1    Consent of Deloitte & Touche LLP.**
   23.4    Consent of Kramer, Levin, Naftalis & Frankel (to be contained in the opinion to be filed as Exhibit 5.1 hereto).
   27      Financial Data Schedule.**

- --------

 * Previously filed.

** Filed herewith.
** To be filed by Amendment.